SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the three month periods ended on September 30, 2015 and on June 30, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015 and June 30, 2015 and for the three-month periods ended September 30, 2015 and 2014

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°:  83, beginning on July 1, 2015

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real state, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013

Expiration of Company charter: June 6, 2082

Common Stock subscribed, issued and paid up: 501,642,804 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent company Activity: Investment

Capital stock: 187,651,850 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804	501,642,804

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of September 30, 2015 and June 30, 2015

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15	06.30.15
ASSETS
Non-current assets
Investment properties	10	3,435,699	3,474,959
Property, plant and equipment	11	1,826,815	1,977,195
Trading properties	12	123,624	129,654
Intangible assets	13	171,530	175,763
Biological assets	14	416,645	458,879
Investments in associates and joint ventures	8, 9	2,992,144	3,394,288
Deferred income tax assets	26	687,918	652,186
Income tax credit		160,605	160,457
Restricted assets	17	3,621	4,301
Trade and other receivables	18	419,617	426,777
Investment in financial assets	19	505,416	622,845
Derivative financial instruments	20	323,637	207,602
Total non-current assets		11,067,271	11,684,906
Current Assets
Trading properties	12	4,088	3,300
Biological assets	14	113,809	119,998
Inventories	15	467,505	511,350
Restricted assets	17	119,238	607,021
Income tax credit		27,632	30,749
Trade and other receivables	18	1,850,872	1,772,373
Investment in financial assets	19	1,006,926	504,102
Derivative financial instruments	20	46,312	29,554
Cash and cash equivalents	21	1,033,415	633,693
Total current assets		4,669,797	4,212,140
TOTAL ASSETS		15,737,068	15,897,046
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		495,015	494,777
Treasury stock		6,628	6,866
Inflation adjustment of share capital		64,561	64,530
Inflation adjustment of treasury stock		864	895
Share premium		659,464	659,464
Additional Paid-in Capital from Treasury Stock		14,952	12,678
Cost of treasury stock		(32,198)	(32,198)
Changes in non-controlling interest		48,668	53,806
Cumulative translation adjustment		350,151	463,297
Equity-settled compensation		83,719	81,988
Reserve for the acquisition of securities issued by the company		32,198	32,198
Retained earnings		(173,928)	117,559
Equity attributable to equity holders of the parent		1,550,094	1,955,860
Non-controlling interest		2,258,916	2,558,906
TOTAL SHAREHOLDERS’ EQUITY		3,809,010	4,514,766

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of September 30, 2015 and June 30, 2015 (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15	06.30.15
LIABILITIES
Non-current liabilities
Trade and other payables	22	269,791	264,054
Income tax liabilities		59,896	-
Borrowings	25	6,626,706	5,832,973
Deferred income tax liabilities	26	195,312	150,691
Derivative financial instruments	20	264,098	268,862
Payroll and social security liabilities	23	5,374	5,539
Provisions	24	410,483	386,948
Total non-current liabilities		7,831,660	6,909,067
Current liabilities
Trade and other payables	22	1,292,834	1,306,835
Income tax liabilities		78,853	142,361
Payroll and social security liabilities	23	160,733	230,400
Borrowings	25	2,247,408	2,476,886
Derivative financial instruments	20	261,152	261,760
Provisions	24	55,418	54,971
Total current liabilities		4,096,398	4,473,213
TOTAL LIABILITIES		11,928,058	11,382,280
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		15,737,068	15,897,046

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income

for the three-month periods beginning on July 1, 2015 and 2014 and ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15	09.30.14
Revenues	28	1,624,361	1,523,484
Costs	29	(1,194,591)	(1,243,223)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		196,625	282,227
Changes in the net realizable value of agricultural produce after harvest		(8,933)	(22,021)
Gross profit		617,462	540,467
Gain from disposal of investment properties (Note 4)		383,585	316,767
General and administrative expenses	30	(194,458)	(139,351)
Selling expenses	30	(146,516)	(122,554)
Other operating results, net	32	10,709	964
Profit from operations		670,782	596,293
Share of loss of associates and joint ventures	8, 9	(496,669)	(102,728)
Profit from operations before financing and taxation		174,113	493,565
Finance income	33	91,441	55,418
Finance cost	33	(516,535)	(497,685)
Other financial results	33	(21,772)	101,449
Financial results, net	33	(446,866)	(340,818)
(Loss) / Profit before income tax		(272,753)	152,747
Income tax expense	26	(89,007)	(131,082)
(Loss) / Profit for the period		(361,760)	21,665

Attributable to:
Equity holders of the parent		(292,151)	(122,005)
Non-controlling interest		(69,609)	143,670

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.59)	(0.25)
Diluted		(i) (0.59)	(i) (0.25)

(i)   Due to the loss for the period, there is no diluted effect on this result.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income

for the three-month periods beginning on July 1, 2015 and 2014 and ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	09.30.15	09.30.14
(Loss) / Profit for the period	(361,760)	21,665
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(361,301)	(84,292)
Currency translation adjustment from associates and joint ventures	41,016	30,334
Other comprehensive loss for the period (i)	(320,285)	(53,958)
Total comprehensive loss for the period	(682,045)	(32,293)

Attributable to:
Equity holders of the parent	(405,297)	(130,380)
Non-controlling interest	(276,748)	98,087

(i)   Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Additional Paid-in Capital from Treasury Stock	Cost of Treasury Stock	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Reserve for the acquisition of securities issued by the company	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2015	494,777	6,866	64,530	895	659,464	12,678	(32,198)	1,207,012	53,806	463,297	81,988	32,198	117,559	1,955,860	2,558,906	4,514,766
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(292,151)	(292,151)	(69,609)	(361,760)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(113,146)	-	-	-	(113,146)	(207,139)	(320,285)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(113,146)	-	-	(292,151)	(405,297)	(276,748)	(682,045)
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,513)	(4,513)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,033)	(3,033)
Capital contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(95)	(95)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	4,669	-	-	4,669	1,527	6,196
Equity incentive plan granted	238	(238)	31	(31)	-	2,274	-	2,274	-	-	(2,938)	-	664	-	-	-
Changes in non- controlling interest	-	-	-	-	-	-	-	-	(5,138)	-	-	-	-	(5,138)	(17,128)	(22,266)
Balances as of September 30, 2015	495,015	6,628	64,561	864	659,464	14,952	(32,198)	1,209,286	48,668	350,151	83,719	32,198	(173,928)	1,550,094	2,258,916	3,809,010

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve	Reserve for the acquisition of securities issued by the company	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786
(Loss) / Profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(122,005)	(122,005)	143,670	21,665
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(8,375)	-	-	-	-	-	-	(8,375)	(45,583)	(53,958)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(8,375)	-	-	-	-	-	(122,005)	(130,380)	98,087	(32,293)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	12,069	-	-	-	-	-	12,069	3,660	15,729
Acquisition of Treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)	-	(32,198)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	29,035	-	-	-	-	-	-	-	29,035	7,578	36,613
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(772)	(772)
Capital contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	275	275
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,784)	(3,784)
Balances as of September 30, 2014	487,929	13,634	63,647	1,778	773,079	(87,074)	106,264	1,359,257	13,606	625,232	82,097	81,616	17,065	633,940	200,000	(1,188,433)	1,824,380	2,593,976	4,418,356

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15	09.30.14
Operating activities:
Cash generated from operations	21	412,260	381,238
Income tax paid		(67,043)	(54,448)
Net cash generated from operating activities		345,217	326,790
Investing activities:
Acquisition of associates and joint ventures		-	(268,975)
Capital contributions to associates and joint ventures		(34,340)	(52,479)
Acquisition of investment properties		(46,926)	(62,414)
Proceeds from sale of associates and joint venturesa		-	19,139
Proceeds from sale of investment properties		388,406	1,507,067
Acquisition of property, plant and equipment		(18,971)	(67,404)
Proceeds from sale of property, plant and equipment		1,859	92
Payments of purchase of farmlands		(77,830)	-
Proceeds from sale of farmlands		14,470	23,693
Acquisition of intangible assets		(1,172)	(1,889)
Acquisition of Investment in financial assets		(1,315,705)	(1,423,566)
Proceeds from disposals of Investment in financial assets		1,056,378	1,471,551
Loans granted to associates and joint ventures		-	49
Loans repayments received from associates and joint ventures		1,052	1,694
Interest received from financial assets		-	2,286
Dividends received		462	3,081
Net cash (used in) / generated from investing activities		(32,317)	1,151,925
Financing activities:
Repurchase of non-convertible notes		(120,803)	-
Purchase of treasury stock		-	(32,198)
Proceeds from issuance of non-convertible notes		793,018	455,038
Payment of non-convertible notes		(154,419)	(538,081)
Borrowings		537,144	442,551
Payment of trust debt titles		-	(9,733)
Payment of seller financing of shares		-	(105,861)
Repayments of borrowings		(546,785)	(351,733)
Proceeds from borrowings from associates and joint ventures		-	13,009
Cancellation of liabilities held for sale		-	(603,021)
Borrowings from associates and joint ventures		600	-
Payment of seller financing		(973)	(690)
Acquisition of non-controlling interest in subsidiaries		(24,568)	(1,094)
Dividend paid		(48,246)	(14,640)
Payments of derivative financial instruments		(26,587)	(63,514)
Proceeds from derivative financial instruments		-	131
Capital reduction		-	(3,784)
Sale of equity in subsidiaries to non-controlling interest		-	55,314
Capital contributions of non-controlling interest		-	275
Interest paid		(285,286)	(260,343)
Net cash generated from / (used in) financing activities		123,095	(1,018,374)
Net increase in cash and cash equivalents		435,995	460,341
Cash and cash equivalents at beginning of period	21	633,693	1,002,987
Foreign exchange (loss) gain on cash and cash equivalents		(36,273)	18,424
Cash and cash equivalents at end of period		1,033,415	1,481,752

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Fernando A. Elsztain Director Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             General information

1.1          The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2015 and 2014 for a description of the Group’s companies.

As of September 30, 2015, the Group operates in two major lines of business: (i) Agricultural business, (ii) Urban Properties and Investments business. See Note 6 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015 and 2014 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The Urban Properties and Investments business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, IRSA Propiedades Comerciales S.A. (formerly Alto Palermo S.A. (“APSA”) which changed its legal name to “IRSA Propiedades Comerciales”). Through IRSA Propiedades Comerciales and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA Propiedades Comerciales, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Condensed Interim Consolidated Financial Statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             General information (Continued)

During fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through Dolphin Fund Ltd. (“DFL”) and the Dolphin Netherlands B.V. (“DN B.V.”, and together with DFL “Dolphin”), in IDB Development Corporation Ltd. ("IDBD") an Israeli company, with an initial interest of 26.65%. During fiscal year ended June 30, 2015, the Group continued investing in IDBD, increasing its indirect interest as of June 30, 2015, to 49%. During the three-month-period ended on September 30, 2015 the Group did not invest further in the company. IDBD is one of the Israeli biggest and most diversified conglomerates, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or holding interest equity in companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Stock Exchange ("TASE") since May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where it has a 29.99% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, the Group has a 43.15% interest in Tarshop S.A (“Tarshop”) whose main business comprises credit cards activities and the provision of loans.

Cresud’s and IRSA Propiedades Comerciales’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BCBA”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BCBA and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on November 11, 2015.

2.             Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1       Basis of preparation

The present Unaudited Condensed Interim Consolidated Financial Statements for the three-month periods ended September 30, 2015 and 2014 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Company as of June 30, 2015. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

The Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended as of September 30, 2015 and 2014 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended September 30, 2015 and 2014 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2          Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2015, except for those mentioned below which were applied in these financial statements. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2015 and 2014.

2.3          Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Consolidated Financial Statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements as of June 30, 2015, save for changes in accrued income tax, provision for legal claims, allowance for doubtful accounts, provision for director's fees and for percentage rent.

Additionally, to estimate the market value of its investment in IDBD, in this  period the Group chose to stop considering the listed price (Level 1 valuation) and to adopt a valuation model based on unobservable variables (Level 3 valuation), as a result of the circumstances described in Note 16.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4          Comparative information

Amounts as of September 30, 2014 and June 30, 2015, which are disclosed for comparative purposes have been taken from the Consolidated Financial Statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

During the three-month periods ended September 30, 2015 and 2014, the Real Brasileño (RS) has depreciated against the Argentine Peso and other currencies by around 19.1% and 6.4%, respectively, which affects the comparability of the figures reported in the current financial statements given its negative impact on the financial position and results of operations of the Group, due mainly to the foreign exchange rate exposure to net assets and liabilities denominated in foreign currency and investments in joint ventures with a functional currency different from the Real.

3.             Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end celebrations (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals

For the three-month period ended as of September 30, 2015

Sale of investment properties

On July 10, 2015, the Group through IRSA signed the transfer deed for the sale of the 16th floor of the Maipú 1300 Building. The total price of the transaction was US$ 1.5 million. Such transaction generated a gain before tax of approximately Ps. 12 million.

On July 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 4th floor of the Maipú 1300 Building. The total price of the transaction was Ps. 21.7 million. Such transaction generated a gain before tax of approximately Ps. 19.7 million.

On July 31, 2015, the Group through IRSA signed the transfer deed for the sale of the 18th floor of the Maipú 1300 Building. The total price of the transaction was US$ 1.6 million. Such transaction generated a gain before tax of approximately Ps. 12.6 million.

On August 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 3rd floor of the Maipú 1300 Building. The total price of the transaction was US$ 1.5 million. Such transaction generated a gain before tax of approximately Ps. 11.6 million.

On September 3, 2015, the Group, through IRSA sold the lands of “Isla Sirgadero”, located in Santa Fe province. The total price of the transaction was US$ 4.0 million. Such transaction generated a gain before tax of approximately Ps. 31.9 million.

On September 10, 2015, the Group through IRSA CP, transferred 5,963 square meters corresponding to seven offices floors, 56 parking units and 3 housing units of Intercontinental Plaza Building. The transaction price was Ps. 324.5 million, which has already been fully paid. Gross profit of this operation amounted to Ps. 295.8 million.

All sales of the period led to a combined profit for the Group of Ps. 383.6 million, disclosed within the line “Gain from disposal of investment properties” in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

Investment in IDBD

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel, controlled by Mordechay Ben Moshé (hereinafter, “ETH”), an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”), with its creditors (the “Arrangement”). Under the terms of the agreement entered into between Dolphin and E.T.H.M.B.M. Extra Holdings Ltd., a company controlled by Mordechay Ben Moshé, to which Dolphin and ETH agreed to (the “Shareholders' Agreement”), Dolphin, jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The initial investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. During fiscal year 2015 Dolphin continued investing in IDBD and as of June 30, 2015, the IRSA's indirect equity interest in IDBD amounted to approximately 49%.

On August 27, 2015, DIC published a rights offering memorandum according to the Proposal to IDBD and DIC (see on this regard note 9 “Interest in associates” accompanying these financial statements) and on September 6, 2015 issued right for every 1000 shares of DIC, which would be exercised automatically and cost-free on the same day for 224 Series 3 warrants, 204 Series 4 warrants, 204 Series 5 warrants and 204 Series 6 warrants, each. Each DIC warrant is convertible to 1 share of DIC and has the following characteristics:

-  Series 3 warrants are exercisable at NIS 6.54 and mature on December 21, 2015;

-  Series 4 warrants are exercisable at NIS 7.183 and mature on December 21, 2016;

-  Series 5 warrants mature on December 21, 2017. The exercise price is NIS 7.183 until December 20, 2016, and NIS 7.836 thereafter.

-  Series 6 warrants mature on December 21, 2018. The exercise price is NIS 7.183 until December 20, 2016, and NIS 8.489 thereafter.

Pursuant to the above said, on September 6, 2015 Dolphin received 91,163 warrants Series 3 and 83,023 warrants Series 4, 5 and 6 from DIC.

As a result of the transactions described above, as of September 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,998,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. Furthermore, as of September 30, 2015, Dolphin owned 406,978 shares of DIC, 91,163 warrants Series 3 and 83,023 warrants Series 4, 5 and 6 of DIC, representing a direct equity interest of 0.48%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

As of September 30, 2015, IDBD’s Board of Directors consisted of nine members, three of which were appointed by Dolphin as regular directors: Eduardo Sergio Elsztain (President), Roni Bar-On (on July 7 Roni Bar- On replaced Alejandro Gustavo Elsztain) and Saúl Zang.

During February and March 2015 Dolphin and ETH initiate an exchange of letters mainly in relation to claims from ETH in connection with the Rights Offering and ETH’s claim demanding a pro rata acquisition of the shares in IDBD owned by Dolphin and subscribed for under the Rights Offering and all the shares acquired thereafter by IFISA asserting in the latter case the rights under the Shareholder's Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 (the “Preliminary Hearing”) arbitration proceedings were initiated in English language, in Tel Aviv, and the Israeli law applies thereto.

The arbitration proceedings are intended to settle the issues referred to above, and application and interpretation of certain clauses of the Shareholders' Agreement.

In addition, during such Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes. Appointment of an arbitrator was approved and, as a result, any applicable statutory terms began running thereafter.

On May 28, 2015, before the filing of the arbitration claim, ETH made a preliminary petition to the arbiter that triggered application of the Buy Me Buy You (“BMBY”) clause, which establishes that each party to the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders’ Agreement. In such petition, ETH further added that the purchaser thereunder would be required to assume all obligations of seller under the Arrangement.

In addition, on June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares in IDBD held by ETH, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that ETH’s interpretation of such mechanism was erroneous.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to determine, first, who is the purchaser under the BMBY clause, and whether such party will be under the obligation to assume all the obligations of seller under the Arrangement.

For such purposes, the arbiter decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional petitions or claims.

Moreover, on June 28 and 30, 2015 ETH filed a motion with the arbiter requesting an injunction preventing changes in IDBD’s current Board of Director’s composition at IDBD’s annual shareholders’ meeting held on July 7, 2015.

On July 6, 2015, the arbiter granted such injunction as requested by ETH, for which reason Dolphin appointed only 3 directors for the next meeting and could appoint such number of directors until the arbiter issues a final decision about who is the purchaser under the BMBY process.

On September 24, 2015 the arbitrator issued its award, which provided that: (i) Dolphin and IFISA are entitled to act as buyers in the BMBY process, and ETH should sell IDBD shares held by it (92,665,925 shares) at a NIS price of 1.64 per share; (ii) the buyer must fulfill all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers and the obligation to engage in capital increases; (iii) the buyer must pledge in favor of the Arrangement Trustees the shares that seller had pledged to them; (iii) the parties will have 16 days to complete the BMBY process from the time of notice of this award.

As Dolphin is a subsidiary that qualifies as a VCO in accordance with the IAS 28 exemption referred to in Note 2.3 (d), of the Consolidated Financial Statements for the fiscal year ended June 30, 2015, the Company has recorded its interest in IDBD at fair value with changes in the income statement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

Transactions with non-controlling interests

IRSA Commercial Properties

During the three-month period ended September 30, 2015, the Group, through IRSA, acquired an additional 0.10% interest in IRSA Commercial Properties for a total amount of Ps. 3.1 million. This resulted in a decrease in non-controlling interests of Ps. 0.9 million and a decrease in equity attributable to the owners of the parent of Ps. 9.5 million. As of September 30, 2015, IRSA's equity interest in IRSA Propiedades Comerciales amounts to 95.90%. The effect of changes in the ownership interest of IRSA Propiedades Comerciales on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.9
Consideration paid for non-controlling interests	(9.5)
Reserve recorded in within parent’s equity	(i) (8.6)

(i)   The reserve includes Ps. 3.0 million for non-controlling interest.

5.             Financial risk management

5.1.      Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual consolidated financial statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

5.2.      Fair value estimates

Since June 30, 2015, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Neither have been certain transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, which are describe in Note 16.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.     Segment information

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Cresca S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. (“EHSA”) joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

The following asset categories are reviewed by the Group's Executive Board: investment properties, property, plant and equipment, trading properties, goodwill, rights to receive future units through barter agreements, assets held for sale, biological assets, inventories, investments in associates and investment in EHSA joint venture. The aggregate of these assets, classified by business segment, are disclosed as “segment assets”. The measurement principles for the segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures: Cresca S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are all reported to the Executive Board under the proportionate, consolidation method. Under this method, each of the segment assets reported includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the Executive Board includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position. Assets are allocated to each segment based on the operations and/or their physical location. Assets and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

In the last quarter of the fiscal year ended June 30, 2015, the Group has changed the presentation of the income statement which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office segments. The information examined by the CODM does not include the amounts pertaining to income from building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) from the income statement, and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial income (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses). These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income. The amounts corresponding to prior fiscal years have been retroactively adjusted to reflect these changes in segment information.

In addition, in the last quarter of the fiscal year ended June 30, 2015, the Group has modified how it presents the gain/loss on the sale of investment property in segment information, which is revised by CODM. The information revised by CODM includes the gain/loss on the sale of investment properties within sales and development segment, regardless of the segment where the property would have been originally located. These modifications affected the segments of sales and development and international.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2015:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	679,900	721,016	1,400,916
Costs	(778,248)	(180,755)	(959,003)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	193,369	-	193,369
Changes in the net realizable value of agricultural produce after harvest	(8,933)	-	(8,933)
Gross profit	86,088	540,261	626,349
Gain from disposal of investment properties	-	383,585	383,585
General and administrative expenses	(63,955)	(132,354)	(196,309)
Selling expenses	(92,252)	(55,439)	(147,691)
Other operating results, net	23,357	(12,932)	10,425
(Loss) / Profit from operations	(46,762)	723,121	676,359
Share of loss of associates and joint ventures	(554)	(493,105)	(493,659)
Segment (Loss) / Profit	(47,316)	230,016	182,700

Investment properties	442,007	3,499,167	3,941,174
Property, plant and equipment	1,569,225	255,982	1,825,207
Trading properties	-	130,212	130,212
Goodwill	6,916	24,440	31,356
Rights to receive future units under barter agreements	-	90,486	90,486
Biological assets	539,668	-	539,668
Inventories	453,936	23,041	476,977
Investments in associates and joint ventures	30,185	2,600,437	2,630,622
Total segment assets	3,041,937	6,623,765	9,665,702

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2014:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	780,235	596,258	1,376,493
Costs	(927,451)	(154,972)	(1,082,423)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	274,650	-	274,650
Changes in the net realizable value of agricultural produce after harvest	(22,021)	-	(22,021)
Gross Profit	105,413	441,286	546,699
Gain from disposal of investment properties	-	316,767	316,767
Gain from disposal of farmlands	20,957	-	20,957
General and administrative expenses	(60,836)	(80,287)	(141,123)
Selling expenses	(87,461)	(38,052)	(125,513)
Other operating results, net	(2,239)	2,948	709
(Loss) Profit from operations	(24,166)	642,662	618,496
Share of profit of associates and joint ventures	(1,160)	(117,236)	(118,396)
Segment (Loss) Profit	(25,326)	525,426	500,100

Investment properties	213,881	3,558,491	3,772,372
Property, plant and equipment	2,112,418	243,605	2,356,023
Trading properties	-	137,276	137,276
Goodwill	9,792	24,784	34,576
Rights to receive future units under barter agreements	-	85,077	85,077
Biological assets	554,047	-	554,047
Inventories	411,015	18,429	429,444
Investments in associates	31,352	2,166,887	2,198,239
Total segment assets	3,332,505	6,234,549	9,567,054

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

(I)      Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	September 30, 2015
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues	270,455	58,023	17,503	101,649	11,621	459,251	-	189,910	30,739	679,900
Costs	(308,020)	(78,670)	(33,610)	(143,166)	(4,782)	(568,248)	(2,392)	(180,859)	(26,749)	(778,248)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	97,669	28,243	16,006	51,451	-	193,369	-	-	-	193,369
Changes in the net realizable value of agricultural produce after harvest	(8,933)	-	-	-	-	(8,933)	-	-	-	(8,933)
Gross Profit / (Loss)	51,171	7,596	(101)	9,934	6,839	75,439	(2,392)	9,051	3,990	86,088
General and administrative expenses	(36,682)	(8,964)	(1,710)	(6,578)	(926)	(54,860)	(337)	(6,206)	(2,552)	(63,955)
Selling expenses	(62,829)	(6,070)	(841)	(2,746)	(287)	(72,773)	(31)	(15,312)	(4,136)	(92,252)
Other operating results, net	21,680	(414)	(108)	(74)	(32)	21,052	(21)	349	1,977	23,357
(Loss) / Profit from Operations	(26,660)	(7,852)	(2,760)	536	5,594	(31,142)	(2,781)	(12,118)	(721)	(46,762)
Share of profit / (loss) of associates	(95)	-	-	-	-	(95)	-	-	(459)	(554)
Segment (Loss) / Profit	(26,755)	(7,852)	(2,760)	536	5,594	(31,237)	(2,781)	(12,118)	(1,180)	(47,316)

Investment properties	355,552	22,695	-	-	63,760	442,007	-	-	-	442,007
Property, plant and equipment	934,349	156,336	21,856	330,416	780	1,443,737	52,892	17,796	54,800	1,569,225
Goodwill	3,837	-	-	2,436	-	6,273	-	-	643	6,916
Biological assets	82,102	358,714	39,030	59,822	-	539,668	-	-	-	539,668
Inventories	259,545	57,228	965	3,622	-	321,360	-	23,701	108,875	453,936
Investments in associates	28,012	19	-	-	-	28,031	-	-	2,154	30,185
Total segment assets	1,663,397	594,992	61,851	396,296	64,540	2,781,076	52,892	41,497	166,472	3,041,937

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

	September 30, 2014
	Agricultural
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues	330,404	62,348	17,467	100,181	14,136	524,536	-	215,927	39,772	780,235
Costs	(437,918)	(82,743)	(32,836)	(151,158)	(5,210)	(709,865)	(2,666)	(188,820)	(26,100)	(927,451)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	161,055	29,177	17,211	67,207	-	274,650	-	-	-	274,650
Changes in the net realizable value of agricultural produce after harvest	(22,022)	1	-	-	-	(22,021)	-	-	-	(22,021)
Gross Profit / (Loss)	31,519	8,783	1,842	16,230	8,926	67,300	(2,666)	27,107	13,672	105,413
Gain from disposal of farmlands	-	-	-	-	-	-	20,957	-	-	20,957
General and administrative expenses	(38,854)	(5,906)	(1,121)	(5,347)	(487)	(51,715)	(522)	(5,846)	(2,753)	(60,836)
Selling expenses	(50,620)	(7,216)	(692)	(4,879)	(194)	(63,601)	(1,353)	(19,368)	(3,139)	(87,461)
Other operating results, net	2,608	(2,087)	(420)	35	(182)	(46)	(4,393)	73	2,127	(2,239)
(Loss) / Profit from Operations	(55,347)	(6,426)	(391)	6,039	8,063	(48,062)	12,023	1,966	9,907	(24,166)
Share of loss of associates	(1,018)	(1)	-	-	-	(1,019)	-	-	(141)	(1,160)
Segment (Loss) / Profit	(56,365)	(6,427)	(391)	6,039	8,063	(49,081)	12,023	1,966	9,766	(25,326)

Investment properties	164,417	10,495	-	-	38,969	213,881	-	-	-	213,881
Property, plant and equipment	1,454,877	140,130	20,404	377,382	1,064	1,993,857	54,893	17,158	46,510	2,112,418
Goodwill	6,317	-	-	2,832	-	9,149	-	-	643	9,792
Biological assets	110,240	293,066	37,567	113,174	-	554,047	-	-	-	554,047
Inventories	224,474	62,008	705	2,182	-	289,369	-	29,084	92,562	411,015
Investments in associates	28,666	19	-	-	-	28,685	-	-	2,667	31,352
Total segment assets	1,988,991	505,718	58,676	495,570	40,033	3,088,988	54,893	46,242	142,382	3,332,505

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

(II)           Urban properties line of business and investments

            The following tables present the reportable segments of the Urban Properties and Investments line of business of the Group:

	September 30, 2015
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business
Revenues	532,779	75,149	2,291	110,769	-	28	721,016
Costs	(79,250)	(14,154)	(5,406)	(81,760)	-	(185)	(180,755)
Gross Profit / (Loss)	453,529	60,995	(3,115)	29,009	-	(157)	540,261
Gain from disposal of investment properties	-	-	383,585	-	-	-	383,585
General and administrative expenses	(37,399)	(12,000)	(28,503)	(21,603)	(32,849)	-	(132,354)
Selling expenses	(31,813)	(4,542)	(4,855)	(14,106)	-	(123)	(55,439)
Other operating results, net	(6,554)	(1,275)	(3,581)	(358)	(644)	(520)	(12,932)
Profit / (Loss) from Operations	377,763	43,178	343,531	(7,058)	(33,493)	(800)	723,121
Share of (loss) / profit of associates and joint ventures	-	(1,395)	3,126	-	(562,760)	67,924	(493,105)
Segment Profit / (Loss)	377,763	41,783	346,657	(7,058)	(596,253)	67,124	230,016

Investment properties	2,353,183	955,014	184,271	-	-	6,699	3,499,167
Property, plant and equipment	48,570	30,556	1,384	174,205	1,267	-	255,982
Trading properties	1,484	-	128,728	-	-	-	130,212
Goodwill	13,719	6,180	4,541	-	-	-	24,440
Rights to receive future units under barter agreements	-	-	90,486	-	-	-	90,486
Inventories	15,537	-	493	7,011	-	-	23,041
Investments in associates and joint ventures	-	19,353	59,680	-	1,038,502	1,482,902	2,600,437
Total segment assets	2,432,493	1,011,103	469,583	181,216	1,039,769	1,489,601	6,623,765

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

	September 30, 2014
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business
Revenues	387,675	81,024	4,804	96,827	25,873	55	596,258
Costs	(66,592)	(10,968)	(3,576)	(66,488)	(7,121)	(227)	(154,972)
Gross Profit / (Loss)	321,083	70,056	1,228	30,339	18,752	(172)	441,286
Gain from disposal of investment properties	-	-	316,767	-	-	-	316,767
General and administrative expenses	(25,938)	(11,289)	(10,070)	(17,289)	(15,701)	-	(80,287)
Selling expenses	(18,939)	(3,981)	(1,922)	(13,092)	-	(118)	(38,052)
Other operating results, net	(2,874)	(1,397)	(756)	(335)	(249)	8,559	2,948
Profit / (Loss) from Operations	273,332	53,389	305,247	(377)	2,802	8,269	642,662
Share of profit / (loss) of associates and joint ventures..	-	4,619	1,296	345	(183,674)	60,178	(117,236)
Segment Profit / (Loss)	273,332	58,008	306,543	(32)	(180,872)	68,447	525,426

Investment properties	2,270,452	847,481	433,249	-	-	7,309	3,558,491
Property, plant and equipment	26,836	36,327	3,840	175,149	1,453	-	243,605
Trading properties	1,484	-	135,792	-	-	-	137,276
Goodwill	8,582	11,661	4,541	-	-	-	24,784
Rights to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	12,100	-	618	5,711	-	-	18,429
Investments in associates and joint ventures	-	27,868	39,585	22,474	763,443	1,313,517	2,166,887
Total segment assets	2,328,718	923,337	693,438	203,334	764,896	1,320,826	6,234,549

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

The following tables present a reconciliation between the profit / (loss) from operations as per the segment information and the results of operations as per the income statements. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	September 30, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion funds	Total Income statements
Revenues	1,400,916	(11,443)	(20,286)	255,174	1,624,361
Costs	(959,003)	11,960	11,559	(259,107)	(1,194,591)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	193,369	(4,461)	7,717	-	196,625
Changes in the net realizable value of agricultural produce after harvest	(8,933)	-	-	-	(8,933)
Gross Profit / (Loss)	626,349	(3,944)	(1,010)	(3,933)	617,462
Gain from disposal of investment properties	383,585	-	-	-	383,585
General and administrative expenses	(196,309)	874	977	-	(194,458)
Selling expenses	(147,691)	909	266	-	(146,516)
Other operating results, net	10,425	517	(233)	-	10,709
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	676,359	(1,644)	-	(3,933)	670,782
Share of loss of associates and joint ventures	(493,659)	(3,010)	-	-	(496,669)
Profit / (Loss) from Operations before Financing and Taxation	182,700	(4,654)	-	(3,933)	174,113

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

	September 30, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion funds	Total Income statements
Revenues	1,376,493	(10,557)	(43,874)	201,422	1,523,484
Costs	(1,082,423)	9,870	33,630	(204,300)	(1,243,223)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	274,650	(1,765)	9,342	-	282,227
Changes in net realizable value of agricultural produce after harvest	(22,021)	-	-	-	(22,021)
Gross Profit / (Loss)	546,699	(2,452)	(902)	(2,878)	540,467
Gain from disposal of investment properties	316,767	-	-	-	316,767
Gain from disposal of farmlands	20,957	(20,957)	-	-	-
General and administrative expenses	(141,123)	1,102	670	-	(139,351)
Selling expenses	(125,513)	2,521	438	-	(122,554)
Other operating results, net	709	461	(206)	-	964
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	618,496	(19,325)	-	(2,878)	596,293
Share of (loss) / profit of associates and joint ventures	(118,396)	15,668	-	-	(102,728)
Profit / (Loss) from Operations before Financing and Taxation	500,100	(3,657)	-	(2,878)	493,565

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	September 30, 2015	September 30, 2014
Total Assets per segment based on Segment Information	9,665,702	9,567,054
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(530,276)	(325,559)
Plus:
Investments in joint ventures (**)	361,521	335,711
Other non-reportable assets	6,240,121	5,569,190
Total Consolidated Assets as per Statement of financial position	15,737,068	15,146,396

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

(*)  Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	September 30, 2015	September 30, 2014
Investment properties	505,475	299,421
Property, plant and equipment	(1,608)	1,994
Trading properties	2,500	5,889
Goodwill	5,223	5,221
Biological assets	9,214	6,726
Inventories	9,472	6,308
Total proportionate share in assets per segment of joint ventures.	530,276	325,559

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes

7.            Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3. a) of the Consolidated Financial Statements as of June 30, 2015 and 2014.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	09.30.15	06.30.15	09.30.15	06.30.15
Assets
Non-current assets	7,955,390	8,346,656	1,371,783	1,667,179
Current assets	2,694,316	1,896,817	1,004,321	1,315,092
Total Assets	10,649,706	10,243,473	2,376,104	2,982,271
Liabilities
Non-current liabilities	5,374,655	4,682,406	135,689	195,469
Current liabilities	2,693,721	2,689,901	300,315	583,132
Total Liabilities	8,068,376	7,372,307	436,004	778,601
Net assets	2,581,330	2,871,166	1,940,100	2,203,670

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.            Information about principal subsidiaries  (Continued)

Summarized income statements and statements of comprehensive income

	IRSA		Brasilagro
	09.30.15	09.30.14	09.30.15	09.30.14
Revenues	968,490	790,069	161,511	185,037
(Loss) / Profit before income tax	(203,698)	312,130	174,393	12,863
Income tax expense	(112,269)	(176,331)	(57,730)	(7,090)
Profit for the period	(315,967)	135,799	116,663	5,773
Other comprehensive income	35,873	45,063	65,833	26,853
Total other comprehensive (loss) / income	(280,094)	180,862	182,496	32,626
Profit / (Loss) attributable to non-controlling interest	(39,612)	140,948	-	-

Summarized cash flows

	IRSA		Brasilagro
	09.30.15	09.30.14	09.30.15	09.30.14
Cash flow from operating activities
Net cash generated from operating activities	368,664	252,094	6,279	3,692
Cash flow from investing activities
Net cash (used in) generated from investing activities	(282,278)	1,068,630	329,546	(104,814)
Cash flow from financing activities
Net cash generated from (used in) financing activities	219,604	(711,352)	(210,810)	(111,210)
Net increase (decrease) in cash and cash equivalents	305,990	609,372	125,015	(212,332)
Cash and cash equivalents at beginning of period	375,180	609,907	221,567	320,349
Foreign exchange gain / (loss) on cash and cash equivalents	17,046	26,217	(51,786)	(9,270)
Cash and cash equivalents at end of period	698,216	1,245,496	294,796	98,747

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.            Interests in joint ventures

As of September 30, 2015 and June 30, 2015 the joint ventures of the Group are Cresca S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Entretenimiento Universal S.A. and Entertainment Holdings S.A. ("EHSA"). The shares in these joint ventures are not publicly traded.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	378,419	395,243
Capital contribution	-	95,449
Capital reduction (ii)	-	(110,860)
Cash dividends (i)	-	(33,614)
Share of (loss) / profit	(4,179)	5,356
Currency translation adjustment	6,228	26,845
End of the period / year	380,468	378,419

(i)    During the fiscal year ended June 30, 2015, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 2.6 million and from Cyrsa in the amount of Ps. 31.0 million.

(ii)   During the fiscal year ended June 30, 2015, Cyrsa S.A. carried out a distribution to IRSA due to capital reduction in the amount of Ps. 110.9 million.

Restrictions, commitments and other matters in respect of joint ventures

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Quality Invest S.A.

In March 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C.y F. (“Nobleza”), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The purchase price was US$ 33.0 million. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. In April 2011, Quality requested the CNDC, to issue an advisory opinion on the obligation to notify the operation or not. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date of these financial statements are issued.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015.

Entertainment Holdings S.A.

During November 2012, IRSA Commercial Properties acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and as a consequence IRSA Propiedades Comerciales holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has IRSA Commercial Properties been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Commercial Properties of equity interest in EHSA. However, if the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

On June 2, 2015 the Sociedad Rural Argentina filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015 DIVISION II rejected the motion to lift the injunction, which decision was challenged by the National State by way of an Extraordinary Resource.

Notwithstanding the above, to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, different to the mentioned above.

Puerto Retiro S.A. (“Puerto Retiro”)

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991. Tandanor is mainly engaged in ship repairs, which activity was carried out in premises with a surface of 19 hectares located near La Boca and where Syncrolift is currently installed.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

The evidence steps of the legal procedures have been completed Puerto Retiro appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Interests in joint ventures (Continued)

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was revoked by the Criminal Cassation Court; an extraordinary remedy was filed, which was denied. Then a grievance remedy was filed with the Argentine Supreme Court, which has not yet decided on the dispute.

The Management and legal advisors of Puerto Retiro estimate that there are legal and technical arguments sufficient to consider that the request for bankruptcy will be denied by the court. However, given the current status of the case, we cannot predict its outcome.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

Puerto Retiro filed an answer to the complaint in due course in relation to the civil action, and filed some affirmative defenses. Tandanor requested the intervention of the National State as third party in the proceedings, which was admitted by the Court. In March 2015 both the National State and the plaintiffs answered the motion for affirmative defenses filed by the defendant. To date, no decision has been made regarding such defenses. Until the court rules on the admissibility of such affirmative defenses, we cannot predict the outcome; yet, there are some technical legal arguments that support the company’s position.

9.            Interests in associates

As of June 30, 2015, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC and Banco de Crédito y Securitización S.A. ("BACS").

As of September 30, 2015, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., Agrofy S.A., New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC and Banco de Crédito y Securitización S.A. ("BACS").

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

The evolution of the Group’s investments in associates for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	2,652,938	1,803,114
Acquisition of associates	-	1,254,306
Capital contribution	34,374	30,937
Share of profit / (loss)	65,433	(29,329)
Currency translation adjustment	34,788	87,476
Cash dividends (i)	(2,422)	(17,597)
Disposal of associates	-	(33,768)
Reclassification to financial instruments (Note 4)	-	(30,089)
Unrealized gain from investments at fair value	(557,923)	(412,112)
End of the period / year (ii)	2,227,188	2,652,938

(i)    During the three-month period ended September 30, 2015, the Group cashed dividends from Agro-Uranga S.A. in the amount of Ps. 0.5 million. During the year 2015, the Group cash dividends from Agro-Uranga S.A. and BHSA in the amount of Ps. 4.7 million and Ps. 12.9 million, respectively.

(ii)   Includes a balance of Ps. (384,488) and Ps. (362,931) reflecting interests in companies with negative equity as of September 30, 2015 and June 30, 2015, respectively, which are reclassified to “Provisions” (see note 24).

Restrictions, commitments and other matters related to associates

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s associates under this law have not reached the legal limits of this reserve.

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Tarshop S.A.

Over the past two fiscal years, the BCRA modified certain aspects of the regulatory framework carried out by Tarshop S.A. Based on these changes, our Associate is going through a business reformulation process.

In addition, during October 2014 Banco Hipotecario S.A and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings; the first tranche of such capitalization has already been made for a total amount of Ps. 110.0 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

Non-competition agreement for the sale of the equity interest

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop to BHSA, made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”). Metropolitan owns the building known as Lipstick Building in Manhattan.

Rigby 183 LLC

During fiscal year 2015 Rigby has received notification from the State of New York in relation to the tax on the transfer of real property associated to the sale of shareholdings between shareholders in 2012. The amount claimed amounted to US$ 0.5 million. In September 2015, the State of New York notified the ruling in favor of Rigby, thereby dismissing the claim made.

IDBD

Under the Agreement, Dolphin and ETH promised to participate on a joint and several basis in the capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015. As of September 30, 2015, Dolphin has contributed NIS 668.6 million in aggregate (NIS 400 million of which are creditable against its commitment) and ETH has contributed NIS 203.5 million in IDBD. In this way, Dolphin has completed its committed contributions, while IDBD is claiming from ETH, and Dolphin, under its joint and several liability, to pay the balance committed by ETH for an aggregate of NIS 196.5 million (equivalent to approximately US$ 50.1 million at the exchange rate prevailing as of September 30, 2015).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

Moreover, as part of the Arrangement, Dolphin and ETH promised jointly and severally to make Tender Offers for the purchase of IDBD’s shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 128 million at the exchange rate prevailing as of September 30, 2015), as follows: (i) by December 31, 2015 at least NIS 249.8 million for a price per share of NIS 7.798 (value as of September 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of September 30, 2015, subject to adjustment). As security for the performance of the tender offers, a total of 34,130,119 shares in IDBD were pledged as of September 30, 2015. In addition, as of September 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in escrow as pledge collateral, and are expected to be soon transferred to an account not subject to pledge. As of the date of issuance of these financial statements, the Tender Offer has not been consummated.

On May 12, 2014, IDBD’s shares became listed on the TASE. Consequently, all the shares acquired to date (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date. Hence, in accordance with TASE Rules applicable to September 30, 2015, 5,240,822 shares and 335,715 warrants of Series 3 were still deposited under the terms described above. The lock-up provisions will be effective up to November 12, 2015.

Furthermore, Dolphin promised to inject funds in IDBD, directly or through an affiliated company, for at least NIS 256 million and up to NIS 400 million, as follows: (i) NIS 256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Payment (as such term is defined in Note 3 to the Consolidated Financial Statements for the fiscal year ended June 30, 2015), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS 144 million. The Additional Investment will be made by Dolphin or a vehicle controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD. On February 10, 2015, Dolphin subscribed a total of NIS 391.5 million, with a remaining contribution commitment of NIS 8.5 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

Furthermore, as established in Note 3, Dolphin agreed to (i) exercise Series 4 of Warrants for a total amount of NIS 150 million, provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise the remaining warrants of Series 4, and Series 5 and 6 received as part of the Rights Offering, if two conditions are simultaneously met, to wit: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal.

On May 6, 2015, Dolphin submitted to IDBD's Board of Directors the following binding and irrevocable proposal, which provided, among others, that Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain), promises to make a capital injection for up to NIS 100 million in IDBD, subject to the following conditions, among others:

(a)   That IDBD make a public offering of its shares, under terms acceptable to the market and approved by IDBD’s Board of Directors, for an amount of at least NIS 100 million and not to exceed NIS 125 million, and that the offering is made between October 1, 2015 and November 15, 2015.

(b)  The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a complaint seeking the early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth in paragraph (ii); (iii) if IDBD receives capital contributions for a total amount of NIS 100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the NIS 158.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS 100 million, Dolphin’s commitment under Section 5 (c) above would be reduced accordingly; or (iv) if an adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, IDBD's Board of Directors approved the proposal.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal Sent to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS 500 million (“DIC’s Rights Offering”) (equivalent to US$ 127.4 million at the exchange rate prevailing as of September 30, 2015). Under DIC’s Rights Offering, each shareholder of the company would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

-         DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS 125 million, as follows:

o   The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS 6.53 (“DIC’s 1 Warrants”).

o   The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s 1 Warrants’ exercise price.

o   The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120 % of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.

o   The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110 % of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130 % of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

-         As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s 1 Warrants issued in favor of IDBD, for a total amount of approximately NIS 92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions have been satisfied as of such date:

o   IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s 1 Warrants issued in its favor under DIC’s Rights Offering.

o   IDBD should have conducted and completed a Rights Public Offering (as such term is defined below), under which it should have raised an amount of at least NIS 200 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

o   IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS 100 million and up to NIS 350 million, to be used at any time for injection from IDBD into DIC, through any capital injection method.

-         In turn, Dolphin proposes the following to IDBD:

o   IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS 100 million and up to NIS 125 million (the “Rights Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS 100 million to a maximum of NIS 200 million, and the maximum amount would be increased from a maximum of NIS 125 million to a maximum of NIS 250 million (the “Total Increased Amount”).

o   Therefore, Dolphin’s obligation to participate in the Rights Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amount were not higher than NIS 200 million (the “Capital Contribution Amount”).

o   The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal would imply the full and complete settlement of its remaining obligations to inject NIS 8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014.

o   Dolphin’s commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a complaint seeking the early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda any one or more of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC; and/or (d) complaints for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

-         The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 and expired on such date if the Boards of Directors of IDBD and DIC did not accept it and approve it unconditionally. The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

On July 9 and 16, 2015, Dolphin submitted explanations on the Proposal to IDBD and DIC. On July 9, 2015, the main explanations were as follows:

-         The termination or expiration of the Proposal to IDBD and DIC would not repeal the commitments undertaken by Dolphin under the proposal submitted by Dolphin to IDBD on May 6, 2015, always provided that such commitments continued in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS 8.5 million in IDBD pursuant to its irrevocable proposal dated December 29, 2014.

-         A further condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the rights public offering were lower than NIS 8.5 million, Dolphin would remain obliged vis-à-vis IDBD to inject the remaining amount arising from subtracting NIS 8.5 million and the amount effectively injected at this instance by Dolphin.

-         IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS 92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that results from subtracting: (a) the Capital Contribution Amount and (b) NIS 100 million; always provided that such amount does not exceed NIS 92.5 million.

On July 13, 2015, Dolphin extended the maturity of the Proposal to IDBD and DIC until July 16, 2015.

In addition, on July 16, 2015, Dolphin submitted additional explanations on the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, which provided as follows:

-         Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 would not grant to it the right to participate in the Tender Offer (as such term is defined in Note 3 to Consolidated Financial Statements for the fiscal year ended June 30, 2015) always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. Notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Interests in associates (Continued)

On July 16, 2015, IDBD’s Board of Directors approved a capital increase by means of a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC, and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to participate in the referred capital increase. IDBD plans to carry out the public offering between October and November 2015, subject to the company’s corporate approvals, other statutory consents required and the fact that the exercise of DIC’s warrants can be made pursuant to the terms and conditions set forth in Dolphin’s proposal. Additionally, on July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC and instructed its management to take such steps as necessary in order to make a rights offering pursuant to Dolphin’s proposal. On August 27, 2015 DIC published the rights offering prospectus and on September 6, 2014 DIC issued 4 series of warrants to its shareholders. As of the date of submittal of these financial statements, IDBD had not completed the capital injection in DIC.

On August 16, 2015 and amended on September 9, 2015, the Arrangement Trustees submitted a petition to the competent court (the "Petition of the Arrangement Trustees"), including Dolphin and IFISA among other stakeholders, for it to determine whether: (a) IFISA would be subject to the commitments related to the Tender Offer under identical terms as Dolphin; (b) the shares held by any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to take part in the Tender Offer; and (c) the shares held by any company controlled by Eduardo Sergio Elsztain (including Dolphin) and transferred to other entities would not be eligible to take part in the Tender Offer.

On September 29, 2015 the Arrangement Trustees submitted a petition to the competent court for it to issue a temporary order prohibiting Dolphin, IFISA and others to carry out any transactions with IDBD’s shares until the court decided on the petition made by the Arrangement Trustees. See Note 41 for further information.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Shopping Center Properties	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased out farmland	Properties under development (ii)	Total
Year ended June 30, 2015
Opening net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Additions	60,361	5,893	1,569	8,354	173,500	249,677
Reclassification to available for sale	(3,107)	-	-	-	-	(3,107)
Reclassification to property, plant and equipment	(140)	(8,305)	-	(11,732)	(8,779)	(28,956)
Reclassification of property, plant and equipment	-	20,224	-	40,521	-	60,745
Capitalized borrowing costs	-	-	-	-	12,957	12,957
Disposals	(114)	(102,599)	(3,251)	(192)	(2,077)	(108,233)
Depreciation charge (i)	(124,790)	(26,769)	-	(5,237)	-	(156,796)
Currency translation adjustment	-	-	-	(5,944)	-	(5,944)
Transfers	491,047	23,080	25,331	-	(539,458)	-
Closing net book amount	2,215,204	737,382	445,169	77,204	-	3,474,959
At June 30, 2015
Cost	3,736,761	1,028,507	445,169	77,204	-	5,287,641
Accumulated depreciation	(1,521,557)	(291,125)	-	-	-	(1,812,682)
Net book amount	2,215,204	737,382	445,169	77,204	-	3,474,959
Period ended September 30, 2015
Opening net book amount	2,215,204	737,382	445,169	77,204	-	3,474,959
Additions	45,968	811	-	147	-	46,926
Reclassification of property, plant and equipment	-	4,317	-	(238)	-	4,079
Disposals	-	(26,439)	(3,558)	(849)	-	(30,846)
Depreciation charge (i)	(36,621)	(10,296)	-	(136)	-	(47,053)
Currency translation adjustment	-	-	-	(12,366)	-	(12,366)
Closing net book amount	2,224,551	705,775	441,611	63,762	-	3,435,699
At September 30, 2015
Cost	3,754,784	989,022	441,611	63,762	-	5,249,179
Accumulated depreciation	(1,530,233)	(283,247)	-	-	-	(1,813,480)
Net book amount	2,224,551	705,775	441,611	63,762	-	3,435,699

(i)    Depreciation charge of investment property has been charged in “Costs” in the income statements (Note 30).

(ii)   Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties (Continued)

The following amounts have been recognized in the income statements:

	September 30, 2015	September 30, 2014
Rental and service income	856,374	689,599
Direct operating expenses	348,896	286,255
Development expenses	1,910	563
Gain from disposal of investment properties	383,585	316,767

Borrowing costs incurred during the three-month period ended September 30, 2014 of Ps. 2,034, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of September 30, 2015.

Arcos del Gourmet

Injunction order:

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status:

The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties (Continued)

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings of the corresponding Resolution 170/2014 revoking the Contract for Reformulation of the Concession of Rights of use and Development N° AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE as per its Spanish acronym).

It should further be pointed out that such measure:

(i)   has not been adopted due to non-compliance of our controlled company;

(ii)  to the date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.       Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2015
Opening net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Currency translation adjustment	(223,146)	-	(6,364)	(449)	(7,082)	80	(236,961)
Additions	153,336	14,737	14,892	3,442	28,980	7,572	222,959
Reclassifications of investment properties	11,732	-	8,305	3,618	5,301	-	28,956
Reclassifications to investment properties	(50,341)	-	(10,404)	-	-	-	(60,745)
Disposals	(255,345)	(3,508)	(2,125)	(775)	(2,779)	(407)	(264,939)
Depreciation charge (i)	(53,606)	(15,097)	(3,751)	(2,220)	(16,596)	(2,761)	(94,031)
Closing net book amount	1,639,824	171,877	67,297	14,454	73,009	10,734	1,977,195
At June 30, 2015
Cost	1,832,645	414,310	146,297	30,753	213,231	19,563	2,656,799
Accumulated depreciation	(192,821)	(242,433)	(79,000)	(16,299)	(140,222)	(8,829)	(679,604)
Net book amount	1,639,824	171,877	67,297	14,454	73,009	10,734	1,977,195
Period ended September 30, 2015
Opening net book amount	1,639,824	171,877	67,297	14,454	73,009	10,734	1,977,195
Currency translation adjustment	(139,102)	-	(1,231)	(264)	(4,327)	335	(144,589)
Additions	10,689	2,456	92	556	6,537	-	20,330
Reclassifications to investment properties	238	-	(4,317)	-	-	-	(4,079)
Disposals	(47)	-	(8)	-	(31)	(110)	(196)
Depreciation charge (i)	(10,817)	(3,636)	(959)	(611)	(5,027)	(796)	(21,846)
Closing net book amount	1,500,785	170,697	60,874	14,135	70,161	10,163	1,826,815
As of September 30, 2015
Cost	1,911,187	414,755	131,968	29,681	188,446	19,623	2,695,660
Accumulated depreciation	(410,402)	(244,058)	(71,094)	(15,546)	(118,285)	(9,460)	(868,845)
Net book amount	1,500,785	170,697	60,874	14,135	70,161	10,163	1,826,815

(i)       For the three-month period ended as of September 30, 2015, the depreciation charges of property, plant and equipment were included as follows: Ps. 1,681 under the line item “General and administrative expenses”, Ps. 152 under the line item “Selling expenses” and Ps. 21,264 under the line item “Cost” in the income statements. For the fiscal year ended June 30, 2015, depreciation charges were included under the line item “Costs” for an amount of Ps. 87,139, "General and administrative expenses" for an amount of Ps. 5,663 and “Selling expenses” for an amount of Ps. 1,229, in the income statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Trading properties

Changes in the Group’s trading property for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2014	6,731	119,188	11,232	137,151
Additions	-	1,066	-	1,066
Currency translation adjustments	-	(6,124)	-	(6,124)
Reclassifications investment properties	-	-	3,107	3,107
Disposals	(2,246)	-	-	(2,246)
At June 30, 2015	4,485	114,130	14,339	132,954
Additions	-	103	-	103
Currency translation adjustments	-	(3,945)	-	(3,945)
Disposals	(1,400)	-	-	(1,400)
At September 30, 2015	3,085	110,288	14,339	127,712

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.       Intangible assets

Changes in the Group’s intangible assets for the three-month period ended as of September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Goodwill	Computer software	Rights of use	Units to be received (ii)	Others	Total
Year ended June 30, 2015
Opening net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Currency translation adjustment	(2,022)	(1,565)	-	-	-	(3,587)
Additions	-	6,391	-	5,409	-	11,800
Disposals	(343)	(119)	-	-	-	(462)
Amortization charge (i)	-	(4,625)	(1,224)	-	(1,146)	(6,995)
Closing net book amount	27,612	9,842	37,963	90,486	9,860	175,763
At June 30, 2015
Cost	27,612	41,387	40,692	90,486	11,862	212,039
Accumulated amortization	-	(31,545)	(2,729)	-	(2,002)	(36,276)
Net book amount	27,612	9,842	37,963	90,486	9,860	175,763
Period ended September 30, 2015
Opening net book amount	27,612	9,842	37,963	90,486	9,860	175,763
Currency translation adjustments	(1,479)	(1,086)	-	-	-	(2,565)
Additions	-	1,172	-	-	-	1,172
Disposals	-	(1,233)	-	-	-	(1,233)
Amortization charge (i)	-	(635)	(423)	-	(549)	(1,607)
Closing net book amount	26,133	8,060	37,540	90,486	9,311	171,530
At September 30, 2015
Cost	26,133	27,512	40,692	90,486	11,861	196,684
Accumulated amortization	-	(19,452)	(3,152)	-	(2,550)	(25,154)
Net book amount	26,133	8,060	37,540	90,486	9,311	171,530

(i)   Amortization charges are included in “General and administrative expenses” in the Income statements. (Note 30). There is no impairment charges for any of the periods presented.

(ii)  Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets

Changes in the Group’s biological assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	578,877	640,683
Purchases	838	14,970
Initial recognition and changes in the fair value of biological assets	193,724	1,235,377
Decrease due to harvest	(178,747)	(1,157,598)
Decrease due to sales	(49,181)	(128,164)
Addition from lease agreement	-	22,474
Consume	(569)	(1,838)
Currency translation adjustment	(14,488)	(47,027)
End of the period / year	530,454	578,877

Biological assets as of September 30, 2015 and June 30, 2015 were as follows:

	Classification	September 30, 2015	June 30, 2015
Non-current
Cattle for dairy production	Production	39,024	40,478
Breeding cattle	Production	306,482	293,709
Sugarcane fields	Production	59,822	113,122
Other cattle	Production	6,130	6,175
Others biological assets	Production	5,187	5,395
Non-current biological assets		416,645	458,879
Current
Cattle for dairy production	Consumable	6	77
Cattle for sale	Consumable	34,435	64,845
Crops fields	Consumable	78,274	53,828
Other cattle	Consumable	1,094	1,248
Current biological assets		113,809	119,998
Total biological assets		530,454	578,877

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 193,008 and Ps. 1,218,242 for the period ended September 30, 2015 and for the year ended June 30, 2015, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets (Continued)

The following tables present the Group’s biological assets measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		39,030	-	39,030
Breeding cattle and cattle for sale	-		340,917	-	340,917
Sugarcane fields	-		-	59,822	59,822
Other cattle	-		7,224	-	7,224
Others biological assets	5,187	(i)	-	-	5,187
Crops fields	72,582	(i)	-	5,692	78,274
Total	77,769		387,171	65,514	530,454

	June 30, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		40,555	-	40,555
Breeding cattle and cattle for sale	-		358,554	-	358,554
Sugarcane fields	-		-	113,122	113,122
Other cattle	-		7,423	-	7,423
Others biological assets	5,395	(i)	-	-	5,395
Crops fields	13,477	(i)	-	40,351	53,828
Total	18,872		406,532	153,473	578,877

(i)   Biological assets that has no significant growth, valued at cost, since it is considered that this value is similar to fair value.

The following table presents the changes in Level 3 instruments for the three-month period ended September 30, 2015 and the year ended June 30, 2015:

	Crops fields with significant biological growth	Sugarcane
At June 30, 2014	136,620	142,873
Initial recognition and changes in the fair value of biological assets	462,116	162,352
Harvest	(557,591)	(198,026)
Addition from lease agreement	-	22,474
Currency translation adjustment	(794)	(16,551)
At June 30, 2015	40,351	113,122
Initial recognition and changes in the fair value of biological assets	30,605	65,826
Harvest	(66,911)	(106,360)
Currency translation adjustment	1,647	(12,766)
At September 30, 2015	5,692	59,822

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops	Discounted cash flows	-	Yields – Operating cost –Selling expenses – Future of sale prices	Argentina:
Yields: 2 - 7.8 tn/ha
Future sale prices: 1,081 - 1,109 Ps./tn
Selling expenses: 448 - 699 Ps./tn
Operating cost: 1,069 - 2,015 Ps./ha

Bolivia:
Yields: 2.27 - 5 tn/ha
Future of sale prices: 135 - 302 US$/tn
Selling expenses: 24.3 US$/tn
Operating cost: 135 – 137 US$/tn

Sugarcane	Discounted cash flows	-	Yields – Operating cost –Selling expenses – Future of sale prices Discount rate	Brazil:
Yields: 80.74 tn/ha
Future of sale prices: 71.31 Rs./tn
Operating cost: 57.37 Rs./tn
Bolivia:
Yields: 56 - 115 tn/ha
Future of sale prices: 23.03 – 19.76 US$/tn
Selling expenses: 4.5 US$/tn
Operating cost: 275 – 500 US$/tn
Discount rate: 11.47%

During the three-month period ended September 30, 2015 and the year ended June 30, 2015 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets (Continued)

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2015 and 2014.

As of September 30, 2015 and June 30, 2015, the better and maximum use of biological assets shall not significantly differ from the current use.

15.          Inventories

Breakdown of Group’s inventories as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Crops	185,872	269,861
Materials and inputs	197,307	154,492
Seeds and fodders	58,476	60,839
Hotel supplies	7,011	6,926
Beef	18,736	19,232
Others	103	-
Total inventories	467,505	511,350

As of September 30, 2015 and June 30, 2015 the cost of inventories recognized as expense amounted to Ps. 214,625 and Ps. 950,354, respectively and they have been included in “Costs” in the income statements.

16.          Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, derivatives, securities and convertibles notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as that information is not available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level preferred shares and warrants of Condor, commitment to tender offer of shares in IDBD, the investment in the associate IDBD and other borrowings.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer ("CFO").

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

As described in Note 3 to the Annual Consolidated Financial Statements as of June 30, 2015, the Group has priced its investment in IDBD at market value using the exception provided in IAS 28 (see Note 2 for further details). The investment in IDBD consists of 324 million of common stocks representing 49% of IDBD’s share capital, and 248 million warrants to purchase common stocks.

Until June 30, 2015 the Group considered that the listing value of IDBD’s share in the Tel Aviv Stock Exchange was representative of the market value of its investment and, therefore, priced its holdings in accordance with such value, and categorized it as Level 1.

As mentioned in Note 9 to these Financial Consolidated Statements, as part of the Arrangement, Dolphin promised to make one or more Tender Offers for the purchase of IDBD’s shares at a fixed price for a total amount of NIS 512.09 million.

On October 20, 2015, a first instance judge of the Tel Aviv-Jaffo Court approved a petition made by the representatives of the Creditors subject to the Arrangement and resolved that the shares held by Dolphin or any company controlled by Eduardo S. Elsztain could not be offered in the Tender Offers committed for December 2015 and December 2016. Dolphin decided to challenge the ruling by filing an appeal with Israel’s Supreme Court of Justice.

Even though IDBD’s capital is composed of only one class of common shares holding the same rights, the cited ruling could be construed as creating “de facto” two classes of stocks with different rights, one that may be included in the Tender Offers and another class – which belongs to any company controlled by Eduardo S. Elsztain – which may not. This would imply that the stock’s listed price (which has an embedded value component for the commitment of future Tender Offers) is not representative as such for pricing Dolphin’s holding of stocks.

According to the Company’s policy, transfers to and from different levels of category of market value of IFRS 13 as of the date of the event or change in the circumstances that lead to the transfer. Based on the above described circumstances, the Company believes that it should cease to consider the listed price (Level 1 valuation) and make use of a valuation model with unobservable variables (Level 3 valuation) to estimate the market value of its investment in IDBD.

To that end, the Company has developed an in-house pricing model based on a Black-Scholes model, which fixes the Tender Offer component value embedded in the share’s listed price, and subtracts it to determine a market value for the investment. Furthermore, the model weights occurrence probabilities for different scenarios. The pricing of its investment in IDBD has been categorized as Level 3 because it uses significant unobservable variables, including, but not limited to, probability, interest rate and volatility, to determine the market value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

Based upon its legal advisors’ opinion, Dolphin believes it has chances to revert the first instance ruling at the Supreme Court of Justice. Dolphin has assigned equal probabilities of success or failure in the appeal. Should Dolphin fails in the appeal, the company believes the Supreme Court’s ruling could open up a range of possibilities as to the amounts that stocks could be offered in the Tender Offers.

Thus, the pricing model used to determine the investment market value considers the following scenarios:

Scenario 1:

The company has a 50% chance of a favorable outcome in the appeal filed with the Supreme Court of Justice and, therefore, all the shares held by Dolphin and any other company controlled by Eduardo S. Elsztain can be included in the Tender Offers. This implies a status quo with regard to the pricing methodology as of June 30, 2015 and, hence, the listing value of IDBD’s stocks would only be affected for the pricing of the Company’s holding regarding the valuation difference between June 30, 2015 and September 30, 2015.

Scenario 2:

The company has a 50% chance of an unfavorable ruling by the Supreme Court of Justice. This scenario is in turn divided into secondary scenarios in accordance with the amounts of the stocks held by Dolphin or other companies controlled by Eduardo S. Elsztain, which could be included in the Tender Offers. The ruling could prohibit all of the stocks in the hands of Dolphin or any other company controlled by Eduardo S. Elsztain from being included in the Tender Offers or and could set different amounts of eligible shares to be part in the Tender Offer. Therefore, the Company has assigned different probabilities of occurrence to the secondary scenarios under scenario 2, according to the number of IDBD shares in its hands that could be included in the Tender Offers.

The relevant variables used in calculating the market value of the investment in IDBD are as follows:

Rate in NIS	8.09%
IDBD Spot Price	NIS 2.16
Exchange rate US$ NIS	3.92
Exchange rate US$ Ps	9.42
Stock volatility	70.6%
Risk free rate in ILS as of 12/31/2015	0.02%
Risk free rate in ILS as of 12/31/2016	0.10%

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

The probability scenarios of secondary scenario 2 are sensitive to the amount of the stocks that may be included in the Tender Offers and, therefore, influence on the calculation of the stock’s market value.

The warrants for purchasing IDBD’s common shares have been priced at their listing value upon considering it representative of their market value.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	73,580	-	-	73,580
- Investment in equity securities in Avenida Inc. S.A.	106,118	-	-	106,118
- Other equity securities in public shares	15,859	-	-	15,859
- Corporate bonds	1,827	-	-	1,827
- Government bonds	293,397	-	-	293,397
- Mutual funds	690,274	-	-	690,274
- Shares of Condor Hospitality Trust Inc.	-	-	225,616	225,616
- Derivative financial instruments:
- Crops futures	7,955	-	-	7,955
- Commodities options	2,402	-	-	2,402
- Warrants of IDBD	358,485	-	-	358,485
- Warrants of DISI	1,107	-	-	1,107
Cash and cash equivalents	156,066	-	-	156,066
Investment in associates:
- IDBD	-	-	1,016,664	1,016,664
Total Assets	1,707,070	-	1,242,280	2,949,350
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	499,779	499,779
- Foreign-currency contracts	15,459	4,140	-	19,599
- Crops futures	5,255	-	-	5,255
- Commodities options	617	-	-	617
Borrowings:
- Other borrowings	-	-	16,939	16,939
Total Liabilities	21,331	4,140	516,718	542,189

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	71,573	-	-	71,573
- Investment in equity securities in Avenida Inc. S.A.	102,316	-	-	102,316
- Corporate bonds	1,789	-	-	1,789
- Government bonds	101,649		-	101,649
- Mutual funds	383,572	-	-	383,572
- Other equity securities in public companies	16,742	-	-	16,742
- Investment in equity securities of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	-	-	348,854	348,854
Derivative financial instruments:
- Warrants of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	-	-	7,151	7,151
- Crops futures	396	-	-	396
- Commodities options	1,195	-	-	1,195
- IDBD Warrants	228,414	-	-	228,414
Investment in associates:
- IDBD	1,528,687	-	-	1,528,687
Cash and cash equivalents	112,340	-	-	112,340
Total Assets	2,548,673	-	356,005	2,904,678
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	10,065	-	10,065
- Crops futures	11,477	-	-	11,477
- Commodities options	8,500	-	-	8,500
- Commitment to tender offer shares in IDBD	-	-	500,580	500,580
Borrowings
- Other borrowings	-	25,945	-	25,945
Total Liabilities	19,977	36,010	500,580	556,567

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the three-month period ended September 30, 2015:

	Warrants of Condor Hospitality Trust Inc.	Shares of Condor Hospitality Trust Inc.	Shares of IDBD	Other borrowings	Commitment to tender offer shares in IDBD	Total
Total at June 30, 2014	-	211,170	-	-	(320,847)	(109,677)
Currency translation adjustment	-	-	-	-	(45,151)	(45,151)
Total gain and losses for the year	7,151	137,684	-	-	(134,582)	10,253
Balance at June 30, 2015	7,151	348,854	-	-	(500,580)	(144,575)
Transfer to level 3	-	-	1,528,687	(25,945)		1,502,742
Currency translation adjustment	-	-	45,900	(773)	(18,049)	27,078
Total gain and losses for the period (i)	(7,151)	(123,238)	(557,923)	9,779	18,850	(659,683)
Balance at September 30, 2015	-	225,616	1,016,664	(16,939)	(499,779)	725,562

(i)   The gain / (loss) is not realized as of September 30, 2015 and is accounted for under “Other financial results” in the income statements (Note 33).

Upon initial recognition (January 2012), the consideration paid for the Shares and Warrants of Condor Hospitality Trust Inc. was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 Shares and Warrants of Condor Hospitality Trust Inc. (data observed in the market) as of September 30, 2015, would reduce pre-tax income by Ps. 26.19 million.

According to Group estimates, all factors being constant, a 10% decrease in the credit spread (data which is not observable in the market) of shares and warrants of Condor Hospitality Trust Inc. used in the valuation model applied to Level 3 financial instruments as of September 30, 2015, would increase pre-tax income by Ps. 1.25 million. The rate used as of September 30, 2015 was 14.42%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Derivative on tender offer of IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve).	Underlying asset price 1.75 to 2.55 Share price volatility 60% to 80% Market interest-rate 0.02% to 0.9%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Underlying asset price 1.35 to 1.7 Share price volatility 55% to 75% Money market interest-rate 0.5% to 0.7%
Interest-rate swaps	Cash flows	Theoretical price	Interest rate futures and flows of funds.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Underlying asset price 1.35 to 1.7 Share price volatility 55% to 75% Market interest-rate 0.5% to 0.7%
Call option for the shares of Arcos	Discounted cash flows	-	Projected income and discount rate.	-
Foreign-currency contracts	Present value method	Theoretical price	Money market curve, interest curve, foreign exchange curve

17.          Restricted assets

The table below shows the Group's restricted assets as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Mutual funds	3,621	4,301
Total non-current	3,621	4,301
Current
Guarantee deposits	119,238	607,021
Total current	119,238	607,021
Total restricted assets	122,859	611,322

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

18.          Trade and other receivables

The table below shows trade and other receivables of the Group as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Leases and services receivable	85,622	62,080
Receivables from sale of agricultural products and farmlands leases	903	1,154
Property sales receivable (i)	71,389	104,064
Less: allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	155,706	165,090
Trade receivables from disposal of joint ventures	3,729	3,595
Prepayments	12,329	11,274
VAT receivables	29,671	26,745
Other tax receivables	66,882	73,131
Guarantee deposits	14,333	17,027
Advances for shares purchases	12,585	12,134
Others	1,652	2,060
Non-current other receivables	141,181	145,966
Related parties (Note 35)	122,730	115,721
Non-current trade and other receivables	419,617	426,777
Current
Consumer financing receivables	14,584	14,620
Leases and services receivable	371,787	356,217
Receivables from sale of agricultural products and farmlands leases	203,576	253,355
Receivables from hotel operations	32,544	21,144
Deferred checks received	252,699	247,030
Debtors under legal proceedings	79,984	71,343
Property sales receivable (i)	98,527	88,032
Less: allowance for doubtful accounts	(122,153)	(117,514)
Trade receivables current	931,548	934,227
Advance payments	1,190	-
Prepayments	143,927	144,982
VAT receivables	54,634	51,593
Gross sales tax credit	7,095	6,594
Other tax receivables	34,268	36,316
Loans	17,270	22,977
Expenses and services to recover	2,953	3,125
Suppliers advances	88,056	105,105
Guarantee deposits	114,196	39,154
Others	37,956	37,505
Less: allowance for doubtful accounts	(185)	(185)
Current other receivables	501,360	447,166
Related parties (Note 35)	417,964	390,980
Current trade and other receivables	1,850,872	1,772,373
Total trade and other receivables	2,270,489	2,199,150

(i)    Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

18.          Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	119,907	90,491
Creation	9,518	45,968
Recovery	(2,692)	(16,800)
Used during the period / year	(26)	(1,924)
Currency translation adjustment	(2,161)	2,172
End of the period / year	124,546	119,907

The creation and release of allowance for doubtful account have been included in “Selling expenses” in the income statements (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

19.          Investment in financial assets

Group’s investment in financial assets as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	73,580	71,573
Investments in equity securities in Avenida Inc. S.A.	106,118	102,316
Investment in equity securities in Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	225,616	348,854
Non-convertible notes related parties (Note 35)	100,000	100,000
Other investment in equity securities	102	102
Total Investment in financial assets non-current	505,416	622,845
Current
Financial assets at fair value
Mutual funds	690,274	383,572
Non-convertible notes related parties (Note 35)	5,671	452
Other investment in equity securities	15,757	16,640
Corporate bonds	1,827	1,789
Government bonds	293,397	101,649
Total Investment in financial assets current	1,006,926	504,102
Total Investment in financial assets	1,512,342	1,126,947

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Derivative financial instruments

Group’s derivative financial instruments as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Assets
Non-current
Commodities options	-	1,195
Warrants IDBD (Note 4)	322,704	199,256
Warrants DISI	933	-
Warrant Condor Hospitality Trust Inc.	-	7,151
Total non-current	323,637	207,602
Current
Crops futures	-	396
Commodities options	2,402	-
Commodities futures	7,955	-
Warrants DISI	174	-
Warrants IDBD (Note 4)	35,781	29,158
Total current	46,312	29,554
Total assets	369,949	237,156

Liabilities
Non-current
Commodities options	-	1,863
Foreign-currency contracts	-	3,030
Commitment to tender offer shares in IDBD (Note 4)	264,098	263,969
Total non-current	264,098	268,862
Current
Commodities options	617	6,637
Commodities futures	5,255	11,477
Foreign-currency contracts	19,599	7,035
Commitment to tender offer shares in IDBD (Note 4)	235,681	236,611
Total current	261,152	261,760
Total liabilities	525,250	530,622

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.          Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Cash at bank and on hand	753,242	437,337
Short-term bank deposits	124,107	84,016
Financial trust	-	-
Mutual funds	156,066	112,340
Total cash and cash equivalents	1,033,415	633,693

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended as of September 30, 2015 and 2014.

	Note	September 30, 2015	September 30, 2014
(Loss) Gain for the period		(361,760)	21,665
Adjustments for:
Income tax expenses		89,007	131,082
Depreciation and amortization		70,506	63,265
Gain from disposal of investment property		(383,585)	(316,767)
Gain (Loss) on the revaluation of receivables arising from the sale of farmland		(14,260)	7,326
Gain from disposal of property, plant and equipment		5,841	577
Release of investment property and property, plant and equipment		8	1,496
Dividends income		(4,370)	(4,195)
Equity settled compensation		9,423	15,464
Unrealized Gain (Loss) on derivative financial instruments		(123,045)	58,343
Changes in fair value of financial assets		234,482	(149,400)
Interest expense, net		223,666	212,100
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		(106,863)	(104,578)
Changes in the net realizable value of agricultural produce after harvest		8,933	22,021
Provisions		50,319	39,307
Share of profit of associates and joint ventures		496,669	102,728
Unrealized foreign exchange loss, net		182,871	161,875
Loss from disposal of subsidiaries and joint ventures		-	(8,758)
Result from purchase of joint venture		-	-
Loss from repurchase of Non-convertible Notes		297	-
Changes in operating assets and liabilities:
Decrease in biological assets		135,709	190,723
Decrease (Increase) in inventories		25,350	(55,218)
Decrease in trading properties		1,297	977
(Increase) Decrease in trade and other receivables		(29,091)	49,089
Decrease (Increase) in derivative financial instruments		(85,095)	16,649
Increase in trade and other payables		104,947	7,185
Decrease in payroll and social security liabilities		(120,635)	(77,821)
Increase (Decrease) in provisions		1,639	(3,897)
Net cash generated from operating activities before income tax paid		412,260	381,238

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.          Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred for the three-month periods ended as of September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Increase of investment in associates and joint ventures through an increase in trade and other payables	(34)	-
Decrease in investment in associates and joint venture through an increase in trade and other receivables	-	111,181
Decrease in borrowings trough a decrease in investment in associates and joint ventures	-	4,154
Increase in property, plant and equipment through an increase in trade and other payables	333	343
Dividends not collected	(1,960)	(4,199)
Increase in property, plant and equipment through an increase in borrowings	1,026	458
Increase in trade and other receivables through a decrease in property, plant and equipment	-	485
Stock plan granted	(2,938)	-
Increase in investments in financial assets through a decrease in property, plant and equipment	-	48,217
Increase in restricted assets through an increase in borrowings	-	8,742

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.          Trade and other payables

Group’s trade and other payables as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Non-current
Admission rights	154,412	146,036
Sales, rent and services payments received in advance	62,061	63,986
Guarantee deposits	3,608	6,236
Total non-current trade payables	220,081	216,258
Other tax payables	4,732	6,404
Deferred income	7,296	7,420
Shareholders’ personal tax payable	789	865
Tax amnesty plan for payable taxes	22,594	24,268
Others	9,977	8,793
Total non-current other payables	45,388	47,750
Related parties (Note 35)	4,322	46
Total non-current trade and other payables	269,791	264,054
Current
Trade payables	288,294	301,719
Accrued invoices	246,144	222,831
Admission rights	149,118	142,709
Sales, rent and services payments received in advance	249,292	226,237
Guarantee deposits	17,427	14,302
Total current trade payables	950,275	907,798
Withholdings tax	14,895	6,048
VAT payables	59,696	43,953
Gross sales tax payable	1,053	2,004
Other tax payables	63,257	110,257
Deferred incomes	8,611	24,366
Dividends payable	63,367	123,888
Tax amnesty plan for payable taxes	318	280
Shareholders’ personal tax payable	6,970	4,666
Others	32,956	30,174
Total current other payables	251,123	345,636
Related parties (Note 35)	91,436	53,401
Total current trade and other payables	1,292,834	1,306,835
Total trade and other payables	1,562,625	1,570,889

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.          Payroll and social security liabilities

Group’s Salaries and social security liabilities as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Non-current
Provision for vacations and bonuses	1,653	1,594
Social security payable	2,306	2,323
Others	1,415	1,622
Non-current payroll and social security liabilities	5,374	5,539
Current
Provision for vacation and bonuses	114,394	184,316
Social security payable	43,250	38,619
Salaries payable	1,334	3,066
Share-based payments	58	852
Others	1,697	3,547
Current payroll and social security liabilities	160,733	230,400
Total payroll and social security liabilities	166,107	235,939

24.          Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security	Investments in associates and joint ventures (i)	Total
At June 30, 2015	77,510	1,478	362,931	441,919
Additions	7,806	164	40,539	48,509
Used during period	(3,481)	-	(18,304)	(21,785)
Contributions	-	-	(13,828)	(13,828)
Currency translation adjustment	(2,064)	-	13,150	11,086
At September 30, 2015	79,771	1,642	384,488	465,901

(i)   Corresponds to equity interests in associates with negative equity, mainly New Lipstick LLC. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

The analysis of total provisions is as follows:

	September 30, 2015	June 30, 2015
Non-current	410,483	386,948
Current	55,418	54,971
	465,901	441,919

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Borrowings

Group’s borrowings as of September 30, 2015 and June 30, 2015 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in million)	September 30, 2015	June 30, 2015
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	300,986	290,205
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	1,034,555	998,594
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	319,286	308,022
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 350 bps	187	-	185,684
CRESUD NCN Class XX due 2017	Unsecured	US$	Fixed	2.50%	18.2	89,668	56,278
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	190,318	-
CRESUD NCN Class XXII due 2019	Unsecured	US$	Fixed	4.00%	22	207,833	-
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	10,739	10,730
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	1,412,064	1,352,655
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	139.5	1,247,876	1,202,130
IRSA Propiedades Comerciales S.A. due 2017	Unsecured	US$	Fixed	7.87%	114.3	1,061,011	1,021,782
IRSA Propiedades Comerciales S.A. NCN Class I due 2017 (i)	Unsecured	Ps.	Fixed/ Floating	(i)	407.3	393,370	-
Long term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	121,905	117,574
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	6,622	9,911
Long term loans	Secured	Rs.	Floating	4.00 to 7.23 and TJLP + 3.45 to 4.45 Selic	-	110,151	155,727
Seller financing (ii) (iii)	Secured	US$	Fixed	3.50%	6.8	73,877	70,959
Finance lease obligations	Secured	US$	Fixed	10.75% - 7.14% to 13.28%	0.5	2,462	1,389
Finance lease obligations	Unsecured	Rs.	Fixed	6.92%		7,167	12,308
Long term loans (iv)	Unsecured	Ps.	Fixed	(iv)	13.6	6,386	8,158
Long term loans	Secured	Bol.	Floating	7% to 10.19%	13.5	3,576	3,396
Long term loans	Secured	Rs.	Floating	TJLP + 3.00 to 3.10	-	4,058	5,028
Long term loans	Secured	Rs.	Floating	5.50 to 8.70	-	38	331
Related parties (Note 35)	Unsecured	Ps.	Fixed/ Floating			22,758	22,112
Non-current borrowings						6,626,706	5,832,973

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in million)	September 30, 2015	June 30, 2015
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	93	102
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	Badlar + 400 bps	176	60,420	120,760
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	5,236	4,986
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	172,772	172,602
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,149	1,141
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Fixed	27.50%	187	186,478	803
CRESUD NCN Class XX due 2017	Unsecured	US$	Fixed	2.50%	18.2	1,521	812
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Fixed	Badlar + 375 bps	192	5,932	-
CRESUD NCN Class XXII due 2019	Unsecured	US$	Floating	4.00%	22	(802)	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	149	19,351	47,318
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209.4	-	214,084
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	265	258
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	139.5	28,483	62,798
IRSA Propiedades Comerciales S.A. due 2017	Unsecured	US$	Fixed	7.88%	114.3	32,285	10,677
IRSA Propiedades Comerciales S.A. NCN Class I due 2017 (i)	Unsecured	Ps.	Fixed/ Floating	(i)	407.3	68	-
Bank overdrafts	Unsecured	Ps.	Fixed	22.54%	19,430	327,687	609,152
Bank overdrafts (v)	Unsecured	Ps.	Floating	-	-	836,983	681,553
Short term loans (iv)	Unsecured	Ps.	Fixed	(iv)	13.6	7,008	106,469
Short term loans (viii)	Unsecured	Ps.	Fixed	(vii)	106.4	246,064	5,854
Repurchase agreement with haircut (viii)	Secured	Ps.	Fixed	(viii)	37.44	38,170	-
Short term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	8,666	10,204
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	6,892	7,576
Short term loans	Unsecured	Rs.	Floating	TJLP + 3.00 to 4.40	-	17	4,750
Short term loans	Unsecured	Rs.	Floating	7.51 to 15.12%%	-	-	74,990
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	90,583	6,875
Short term loans	Secured	Rs.	Floating	4.00 to 7.23 and TJLP + 3.45 to 4.45 Selic	-	27,470	27,744
Other short term loans	Unsecured	-	-	-	-	17,541	25,945
Short term loans	Secured	Rs.	Floating	5.5 to 8.70	-	1,581	2,763
Syndicated loans (vi)	Unsecured	Ps.	Fixed	(vi)	50.13	50,058	75,485
Seller financing	Secured	Rs.	Floating	-	-	-	85,037
Seller financing	Secured	Rs.	Floating	IGP-M	-	47,901	58,064
Short term loans	Secured	Rs.	Floating	1.6905 + Exchange rate variation	-	-	29,001
Finance lease obligations	Secured	US$	Fixed	10.75% and 7.5%	0.5	2,050	1,880
Finance lease obligations	Unsecured	Rs.	Fixed	6.92%	-	6,632	9,890
Other short term loans	Secured	Bol.	Floating	7% and 10.19%	13.5	3,286	3,115
Related parties (Note 35)						15,568	14,198
Current borrowings						2,247,408	2,476,886
Total borrowings						8,874,114	8,309,859

(i)       On September 18, 2015, IRSA Commercial PropertiesS.A. issued non-convertible notes Class I at a mixed rate with maturity of 18 months for an amount of Ps. 407.3 million. The first three months the interest rate will be fixed at 26.5% and from the fourth month until maturity pricing will be   Badlar plus four basis points. Interest will be paid quarterly and principal will be repaid in full at maturity.

(ii)      Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (trading properties).

(iii)     Debt incurred to the purchase of Zetol S.A.'s shares (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iv)     On December 23, 2013 the Company subscribed a new loan with Banco Citibank N.A. for an amount of Ps. 5.9 million and shall accrue interest at a rate of 15.25%. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2014. Additionally, on December 30, 2014 the Company subscribed a new loan with Banco Citibank N.A. for an amount of Ps. 10 million and shall accrue interest at a rate of 26.50%. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2015.

(v)      As of September 30, 2015 and June 30, 2015, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing floating interest rates ranging from 15% to 55% per annum.

(vi)     On November 16, 2012 the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 34).

(vii)     On December 12, 2012, a loan has been entered into with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled. On December 23, 2014, the Group subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due on June 19, 2015.

(viii)    During the quarter ended September 30, 2015, loans were taken in the stock market for terms ranging between seven and thirty days at rates ranging between 20.38% and 24% collateralized by securities.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Borrowings (Continued)

Notes issued by Cresud

Classes XXI and XXII NCN

On August 12, 2015, Cresud issued Class XI Non-Convertible Notes for an aggregate principal amount of up to Ps. 150 million, which may be extended for up to Ps. 700 million in two classes:

Class XXI Non-Convertible Notes, for a face value of Ps. 192.2 million and falling due 18 months after the issuance date, will accrue interest at mixed rate. Fixed rate of 27.5% during the first 9 months and floating rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment at due date. The issuance price was 100.0% of the nominal value.

Class XXII Non-Convertible Notes, for a face value of US$ 22.7 million, with an issuance price of 97.65% of the nominal value resulting US$ 22.2 equivalent to Ps. 204.3 million and falling due 48 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two payments.

Notes issued by subsidiary undertakings

Class I NCN IRSA CP

On September 18, 2015, it was approved the issuance of Corporate Notes Class I of its global corporate notes program of IRSA CP in a nominal amount of up to US$ 500.0 million, for an amount of Ps. 407.3 million (equivalents to US$ 43.4 million). Corporate Notes Class I expire on the 18th month since the issue date and accrue interest rate: for the first three month the interest rate will be fixed at 26.5% and from the fourth month until maturity pricing will be Badlar plus 4 basis points. Interest will be paid quarterly and principal will be repaid in full at maturity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Taxation

The details of the provision for the Group’s income tax are as follows:

	September 30, 2015	September 30, 2014
Current income tax	(109,736)	(266,470)
Deferred income tax	21,088	136,592
Minimum Presumed Income Tax	(359)	(1,204)
Income tax expense	(89,007)	(131,082)

The gross movement on the deferred income tax account was as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	501,495	382,597
Currency translation adjustment	(20,738)	(30,951)
Reserve for changes in non-controlling interest	-	(50,359)
Reclassification to assets held for sale	-	(33,346)
Use of tax loss carryforwards	(9,239)	(157,367)
Charged / (Credited) to the income	21,088	390,921
End of the period / year	492,606	501,495

The Group did not recognize deferred income tax assets of Ps. 43.0 million and Ps. 43.3 million as of September 30, 2015 and June 30, 2015, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Taxation (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2015	September 30, 2014
Tax calculated at the tax rates applicable to profits in the respective countries	160,416	(65,177)
Permanent differences:
Share of loss of associates and joint ventures	(230,177)	(59,402)
Unrecognized tax losses	(2,191)	(4,121)
Non-taxable income	703	-
Non-deductible expenses	(11,649)	(9,422)
Others	(6,109)	7,040
Income tax	(89,007)	(131,082)

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Tax is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period.

The Company does not set up an allowance for Minimum Presumed Income Tax and is considering filing a declaratory action under the terms of section 322 of the Civil and Commercial Procedural Code against the AFIP seeking certainty as to the application of the MPIT for the fiscal year 2014, 2015 and advance payments from 7 through 11 corresponding to fiscal year 2014, in relation to the decision by the Argentine Supreme Court in the case “Hermitage” on September 15, 2010 and “Perfil” on February 11, 2014. In such judicial precedents, the Court had declared such tax to be unconstitutional given that, under certain circumstances, it proves to be unreasonable and inconsistent with the ability-to-pay principle.

27.          Shareholders’ Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. During the three-month period ended September 30, 2015, there was a capital increase resulting from the Company’s Incentive Plan.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Shareholders’ Equity (Continued)

Legal reserve

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Company shall have to fully replenish such reserve before any distribution of accumulated earnings.

Treasury stock

Given that the repurchase of shares for subsequent sale is to be funded out of net cash income or free reserves, pursuant to section 220.2. of Act 19,550, insofar as the Company maintains Treasury shares there is a restriction on the distribution of retained earnings or free reserves, equal to the acquisition cost.

Dividends

During the three-month period ended as of September 30, 2015, there were no distributions of dividends.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

28.          Revenues

	September 30, 2015				September 30, 2014
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	1,158	-	-	1,158	4,748	-	-	4,748
Crops	-	262,949	-	262,949	-	325,820	-	325,820
Cattle	-	45,332	-	45,332	-	29,975	-	29,975
Dairy	-	17,503	-	17,503	-	17,467	-	17,467
Sugarcane	-	101,649	-	101,649	-	100,181	-	100,181
Supplies	-	14,507	-	14,507	-	18,426	-	18,426
Beef	-	-	189,910	189,910	-	-	215,241	215,241
Sales income	1,158	441,940	189,910	633,008	4,748	491,869	215,241	711,858
Base rent	349,104	-	-	349,104	304,460	1,160	-	305,620
Contingent rent	137,936	-	-	137,936	86,610	-	-	86,610
Admission rights	45,015	-	-	45,015	34,600	-	-	34,600
Parking fees	36,965	-	-	36,965	24,844	-	-	24,844
Commissions	15,745	431	-	16,176	14,135	448	-	14,583
Consignment revenues	-	6,743	-	6,743	-	4,625	-	4,625
Property management fees	8,717	-	-	8,717	7,483	-	-	7,483
Expenses and Collective Promotion Funds	254,941	-	-	254,941	201,422	-	-	201,422
Flattening of tiered lease payments	3,836	-	-	3,836	9,663	-	-	9,663
Leases and agricultural services	-	3,781	-	3,781	-	3,634	686	4,320
Advertising and brokerage fees	-	11,463	-	11,463	-	11,773	-	11,773
Others	4,115	1,838	-	5,953	5,222	3,979	-	9,201
Leases and service income	856,374	24,256	-	880,630	688,439	25,619	686	714,744
Consumer financing	28	-	-	28	55	-	-	55
Hotel operations	110,695	-	-	110,695	96,827	-	-	96,827
Other revenues	110,723	-	-	110,723	96,882	-	-	96,882
Total Group revenue	968,255	466,196	189,910	1,624,361	790,069	517,488	215,927	1,523,484

-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Costs

	September 30, 2015				September 30, 2014
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	2,169	-	2,169	-	3,339	-	3,339
Other operative costs	-	2,392	-	2,392	-	2,666	-	2,666
Cost of property operations	-	4,561	-	4,561	-	6,005	-	6,005
Crops	-	302,273	-	302,273	-	431,084	-	431,084
Cattle	-	76,029	-	76,029	-	82,240	-	82,240
Dairy	-	33,610	-	33,610	-	32,836	-	32,836
Sugarcane	-	143,166	-	143,166	-	151,158	-	151,158
Supplies	-	11,936	-	11,936	-	14,006	-	14,006
Beef	-	-	170,145	170,145	-	-	156,616	156,616
Others	-	2,447	-	2,447	-	777	-	777
Leases and agricultural services	-	2,612	-	2,612	-	1,871	-	1,871
Consignment costs	-	1,219	-	1,219	-	474	-	474
Commissions	-	1,819	-	1,819	-	3,103	-	3,103
Brokerage operations	-	8,621	-	8,621	-	7,683	-	7,683
Cost of agricultural sales and services	-	583,732	170,145	753,877	-	725,232	156,616	881,848
Cost of sale of trading properties	4,559	-	-	4,559	2,907	-	-	2,907
Cost from hotel operations	81,563	-	-	81,563	66,291	-	-	66,291
Cost of leases and services	349,999	-	-	349,999	286,098	-	-	286,098
Costs from Consumer Financing	32	-	-	32	74	-	-	74
Total Group costs	436,153	588,293	170,145	1,194,591	355,370	731,237	156,616	1,243,223

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Expenses by nature

For the three-month period ended as of September 30, 2015:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	4,709	807	121	215	-	280	4	2,286	577	8,999
Depreciation and amortization	50,244	10,099	3,043	18	-	2,891	771	3,288	152	70,506
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	6,826	6,826
Advertising, publicity and other selling expenses	52,610	-	-	-	-	1,683	-	-	10,304	64,597
Taxes, rates and contributions	27,244	679	2,735	750	-	90	13	4,775	45,561	81,847
Maintenance and repairs	97,669	4,082	4,877	2,049	-	9,657	247	10,910	395	129,886
Fees and payments for services	678	47,711	832	124	32	197	17	40,818	2,413	92,822
Director´s fees	-	-	-	-	-	-	-	46,287	-	46,287
Payroll and social security expenses (Note 31)	110,317	31,977	19,857	-	-	48,972	1,009	70,898	12,467	295,497
Cost of sale of properties	-	-	-	1,400	-	-	-	-	-	1,400
Food, beverage and other lodging expenses	-	-	-	-	-	17,654	-	2,165	1,072	20,891
Changes in biological assets and agricultural produce	-	433,601	-	-	-	-	-	58	-	433,659
Supplies and labor	-	6,634	173,607	-	-	-	-	-	511	180,752
Freights	667	449	3,593	-	-	-	38	68	29,383	34,198
Commissions and expenses	-	1,548	-	-	-	-	17	6,030	1,747	9,342
Conditioning and clearance	-	-	-	-	-	-	-	-	9,728	9,728
Travel and library expenses	2,872	4,342	2,877	3	-	139	152	2,685	396	13,466
Export expenses	-	-	-	-	-	-	-	-	23,551	23,551
Others	2,989	2,569	6	-	-	-	124	4,190	1,433	11,311
Total expenses by nature	349,999	544,498	211,548	4,559	32	81,563	2,392	194,458	146,516	1,535,565

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Expenses by nature (Continued)

For the three-month period ended as of September 30, 2014:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	4,398	720	281	93	-	250	13	2,450	414	8,619
Depreciation and amortization	40,229	14,005	2,056	208	-	2,838	741	2,853	335	63,265
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	5,965	5,965
Advertising, publicity and other selling expenses	31,889	-	-	-	-	1,540	-	-	9,206	42,635
Taxes, rates and contributions	25,638	778	1,359	684	-	-	23	4,491	40,574	73,547
Maintenance and repairs	76,220	3,205	4,958	912	-	8,306	330	8,139	391	102,461
Fees and payments for services	7,992	52,695	690	5	65	402	352	25,508	2,139	89,848
Director´s fees	-	-	-	-	-	-	-	27,350	-	27,350
Payroll and social security expenses (Note 31)	91,333	30,145	15,330	165	-	37,264	656	56,449	9,820	241,162
Cost of sale of properties	-	-	-	828	-	-	-	-	-	828
Food, beverage and other lodging expenses	-	-	-	-	-	15,550	-	1,887	1,297	18,734
Changes in biological assets and agricultural produce	-	333,888	-	-	-	-	-	-	-	333,888
Supplies and labor	-	180,650	229,687	-	-	-	7	-	659	411,003
Freights	-	465	3,434	-	-	-	-	15	42,069	45,983
Commissions and expenses	-	1,918	104	-	-	-	-	1,510	1,755	5,287
Conditioning and clearance	-	-	7	-	-	-	-	-	8,520	8,527
Others	8,399	6,284	2,873	12	9	141	199	8,699	(590)	26,026
Total expenses by nature	286,098	624,753	260,779	2,907	74	66,291	2,321	139,351	122,554	1,505,128

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

31.          Employee costs

	September 30, 2015	September 30, 2014
Salaries, bonuses and social security costs	267,692	215,011
Equity settled compensation	9,423	15,464
Pension costs – defined contribution plan	871	238
Others	17,511	10,449
	295,497	241,162

32.          Other operating results, net

	September 30, 2015	September 30, 2014
Gain from commodity derivative financial instruments	24,408	9,693
Loss from disposal of other property items	(5,841)	(577)
Gain from disposal of intangible assets	378	-
Gain from disposal of interest in associates	-	8,758
Tax on personal assets	(3,182)	(4,367)
Consulting fee	614	496
Contingencies (i)	(709)	(3,452)
Donations	(4,644)	(3,896)
Unrecoverable VAT	(565)	(118)
Expenses related to transfers of investment property, plant and equipment to subsidiaries	-	(8,899)
Others	250	3,326
Total other operating results, net	10,709	964

(i)   Including costs and legal expenses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.          Financial results, net

	September 30, 2015	September 30, 2014
Finance income:
- Interest income	30,228	17,905
- Foreign exchange gains	56,843	33,318
- Dividends income	4,370	4,195
Finance income	91,441	55,418

Finance costs:
- Interest expense	(253,894)	(230,005)
- Foreign exchange losses	(229,609)	(230,934)
- Other financial costs	(33,032)	(38,780)
Finance costs	(516,535)	(499,719)
Less finance costs capitalized	-	2,034
Total financial costs	(516,535)	(497,685)
Other finance results:
- Fair value (Loss) / Gains of financial assets and liabilities at fair value through profit or loss	(234,482)	149,400
- Gain / (Loss) from derivative financial instruments (except commodities)	198,747	(40,625)
- Gain / (Loss) on the revaluation of receivables arising from the sale of farmland	14,260	(7,326)
- Loss from repurchase of Non-convertible Notes	(297)	-
Total other finance results	(21,772)	101,449
Total financial results, net	(446,866)	(340,818)

34.          Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

For the three-month periods ended September 30, 2015 and 2014, the Group incurred in a charge of Ps. 9.4 million and Ps. 15.2 million, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	September 30, 2015	June 30, 2015
At the beginning	7,613,637	10,033,785
Additions	-	308,426
Granted	(660,744)	(1,883,077)
Disposals	(31,696)	(845,497)
At the end	6,921,197	7,613,637

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Share-based payments (Continued)

Established only by subsidiary undertakings

BrasilAgro Stock Option Plan

For the three-month period ended September 30, 2105, the Group had no charges related to related to the awards granted under the BrasilAgro Stock Option Plan, while for the three-month period ended September 30, 2014, the charge incurred was Ps. 0.3 million.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the BrasilAgro Stock Option Plan are as follows:

	September 30, 2015
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	(233,689)	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Ps. 8.97	-	Ps. 8.25	206,425	Ps. 8.52	206,425

	June 30, 2015
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	(54,527)	-	(54,527)
At the end	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-     An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-     An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

Main transactions conducted with related parties are described in Note 39 to the Consolidated Financial Statements as of June 30, 2015 and 2014.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions (Continued)

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2015 and 2014.

The following is a summary of the balances with related parties as of September 30, 2015:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,371	-	-	-	-
	Leases and/or rights of use.	-	-	-	-	(10)	(536)	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,646	-	-	-	-
Supertel	Financial operations	-	-	-	34,958	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	886	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	1,960	-	-	-	-
	Purchase of goods and/or services	-	-	-	-	-	(905)	-	-
	Receivables on futures and options	-	-	-	40	-	-	-	-
	Sale of goods and/or services	-	-	-	802	-	-	-	-
	Brokerage	-	-	-	-	-	(5)	-	-
Agrofy S.A.	Contributions to be paid in	-	-	-	-	-	(34)	-	-
Agro Managers S.A.	Reimbursement of expenses				297
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	1	-	(886)	-	-
	Advances	-	-	-	-	-	(50)	-	-
	Commission per supermarket aisle	-	-	-	68	-	-	-	-
	Borrowings	-	-	-	-	-	-	(5,550)	(18,069)
	Leases and/or rights of use.	-	-	-	353	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-		-	36	-	-	-	-
	Non-convertible notes	100,000	5,671	-	-	-	-	-	-
	Leases and/or rights of use.	-	-	-	43	-	-	-	-
Total Associates		100,000	5,671	-	43,461	(10)	(2,416)	(5,550)	(18,069)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Management fees	-	-	-	20	-	-	-	-
	Loans granted	-	-	121,421	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses				44
	Borrowings				2,328
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	1,096	-	(5)	-	-
	Borrowings	-	-	-	-	-	-	-	(8,227)
	Leases’ collections	-	-	-	-	-	(4)	-	-
	Share-based payments	-	-	-	514	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(735)	-	-
	Management fees	-	-	-	3,043	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	-	-	-
	Reimbursement of expenses	-	-	-	226	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	19	-	-	-	-
	Borrowings	-	-	1,309	-	-	-	-	-
	Contributions to be paid in	-	-	-	214	-	-	-	-
	Reimbursement of expenses	-	-	-	28	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-		(17,208)	-
	Credit due to capital reduction	-	-	-	8,847	-	-	-	-
	Reimbursement of expenses	-	-	-	11	-	(10)	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	67	-	-	-	-
	Borrowings	-	-	-	84	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	138	-	-	-	-
	Borrowings	-	-	-	75	-	-	-	-
Total Joint Ventures		-	-	122,730	16,776	-	(754)	(17,208)	(8,227)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Other related parties
Consultores Asset Management S.A. (“CAMSA”)	Advances to be recovered	-	-	-	-	-	(6,322)	-	-
	Reimbursement of expenses	-	-	-	5,181	-	(53)	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	-	11	-	-	-	-
	Legal services	-	-	-	385	-	(1,128)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	108	-	-	-	-
		-	-	-	-	-	(581)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	337,406	-	-	-	-
	Reimbursement of expenses	-	-	-	1,250	-	-	-	-
	Dividends	-	-	-	359	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	780	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	99	-	(10)	-	-
	Leases and/or rights of use	-	-	-	776	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	797	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	121	-	-	-	-
	Borrowings	-	-	-	761	-	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	-	-	-	(39)	-	-
IFIS Limited	Reimbursement of expenses	-	-	-	9	-	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	1,223	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	-	-	(35)	-	-
Total Other related parties		-	-	-	349,271	-	(8,168)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(4,292)	(80,085)	-	-
	Advances	-	-	-	8,417	-	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
	Reimbursement of expenses	-	-	-	39	-	(13)	-	-
Total Directors and Senior Management		-	-	-	8,456	(4,312)	(80,098)	-	-
Total		100,000	5,671	122,730	417,964	(4,322)	(91,436)	(22,758)	(26,296)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.             Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,792	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(25)	(722)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,567	-	-	-	-	-
Condor	Financial operations	-	-	-	29,492	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses				854
Metropolitan	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
Agro-Uranga S.A	Receivables on futures and options	-	-	-	184	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	-	-	(807)	-	-	-
	Commissions receivable	-	-	-	12	-	-	-	-	-
	Brokerage	-	-	-	-	-	(40)	-	-	-
	Sale of inputs	-	-	-	595	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	297	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(117)	-	-	-
	Advances	-	-	-	-	-	(1,428)	-	-	-
	Commissions per supermarket aisle	-	-	-	68	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,674)	(22,155)	-
	Leases and/or rights of use	-	-	-	762	-	-	-	-	-
Banco de Crédito y	Reimbursement of expenses	-	-	-	1,766	-	-	-	-	-
Securitización	Leases and/or rights of use	-	-	-	42	-	-	-	-	-
	Non-convertible notes	100,000	452	-	-	-	-	-	-	-
Total Associates		100,000	452	-	38,431	(25)	(3,124)	(7,674)	(22,155)	-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	-	-	29	-	-	-	-	-
	Loans granted	-	-	114,446	-	-	-	-	-	-
Puerto Retiro S.A.	Borrowings	-	-	-	2,148	-	-	-	-	-
	Reimbursement of expenses	-	-	-	257	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	543	-	(5)	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7,826)	-
	Share-based payments	-	-	-	467	-	-	-	-	-
	Leases’ collections	-	-	-	-	-	(4)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(594)	-	-	-
	Management fees	-	-	-	2,644	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	-	-	-	-
	Reimbursement of expenses	-	-	-	233	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	16	-	-	-	-	-
	Borrowings	-	-	1,275	222	-	-	-	-	-
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
	Reimbursement of expenses	-	-	-	924	-	-	-	-	-
Cyrsa S.A	Credit due to capital reduction	-	-	-	8,847	-	-	-	-	-
.	Borrowings	-	-	-	-	-	-	(14,438)	-	-
	Reimbursement of expenses	-	-	-	11	-	(23)	-	-	-
Entretenimiento	Reimbursement of expenses	-	-	-	115	-	-	-	-	-
Universal S.A.	Borrowings	-	-	-	80	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	211	-	-	-	-	-
	Borrowings	-	-	-	72	-	-	-	-	-
Total Joint Ventures		-	-	115,721	16,851	-	(626)	(14,438)	(7,826)	-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current		Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Management fees	-		-	-	-	-	(6,743)	-	-	-
	Reimbursement of expenses	-		-	-	7,292	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-		-	-	33	-	-	-	-	-
	Legal services	-		-	-	377	-	(1,185)	-	-	-
Estudio Managing Partners	Management fees	-	-	-	-	-	-	(34)	-	-	-
Fundación IRSA	Reimbursement of expenses	-		-	-	102	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-		-	-	323,018	-	-	-	-	-
	Dividends receivables	-		-	-	359	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-		-	-	94	-	-	-	-	-
	Leases and/or rights of use	-		-	-	750	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-		-	-	331	-	(1)	-	-	-
	Borrowings	-		-	-	5	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-		-	-	881	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-		-	-	250	-	-	-	-	-
	Borrowings	-		-	-	724	-	-	-	-	-
La Rural S.A.	Reimbursement of expenses	-		-	-	-	-	(39)	-	-	-
Consultores Venture Capital Uruguay	Management fees	-		-	-	1,125	-	-	-	-	-
Total Other related parties		-		-	-	335,341	-	(8,002)	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees						-	(41,634)	-	-	-
	Advances	-		-	-	317	-	-	-	-	-
	Guarantee deposits	-		-	-	-	(21)	-	-	-	-
	Reimbursement of expenses	-		-	-	40	-	(15)	-	-	-
Total Directors and Senior Management		-		-	-	357	(21)	(41,649)	-	-	-
Total		100,000		452	115,721	390,980	(46)	(53,401)	(22,112)	(29,981)	-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2015:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	874	-	-	-	-	-
Tarshop S.A.	2,502	-	-	-	-	-	-	-
Banco Crédito y Securitización S.A.	1,259	-	-	-	-	-	-	-
Banco Hipotecario S.A.	583	-	-	-	-	(1,290)	-	-
Total Associates	4,344	-	874	-	-	(1,290)	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(693)	-	-
Baicom Networks S.A.	-	3	-	-	-	16	-	-
Nuevo Puerto Santa Fe S.A.	(142)	523	-	-	-	(404)	-	-
Entretenimiento Universal S.A.	-	-	-	-	-	3	-	-
Entertainment Holdings S.A.	-	-	-	-	-	3	-	-
Puerto Retiro S.A.	-	-	-	-	-	180	-	-
Quality Invest S.A.	-	54	-	-	-	-	-	-
Total Joint Ventures	(142)	580	-	-	-	(895)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	127	(11,617)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	1,585	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(1,783)	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	96
Hamonet S.A.	(138)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(264)	-	-	-	-	-	-	-
Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc., due to change of corporate name).	-	-	-	-	-	(126,019)	-	-
Ogden Argentina S.A.		-	-	-	-	37	-	-
Total Other related parties	(275)	(11,617)	-	-	(1,783)	(124,397)	-	96
Directors and Senior Management
Directors	-	-	-	(39,396)	-	-	-	-
Senior Management	-	-	-	(2,649)	-	-	-	-
Total Directors and Senior Management	-	-	-	(42,045)	-	-	-	-
Total	3,927	(11,037)	874	(42,045)	(1,783)	(126,582)	-	96

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.       Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2014:

Related party	Leases and/or rights to use	Management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	2,129	-	-	-	-
Tarshop S.A.	2,219		-	-	-	-	-
Banco Crédito y Securitización S.A.	915	-	-	-	-	-	-
Banco Hipotecario S.A.	148	-	-	-	-	(696)	-
Total Associates	3,282	-	2,129	-	-	(696)	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(5,606)	-
Baicom Networks S.A.	-	3	-	-	-	34	-
Nuevo Puerto Santa Fe S.A.	(239)	310	-	-	-	(300)	-
Puerto Retiro S.A.	-	-	-	-	-	277	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Joint Ventures	(239)	367	-	-	-	(5,595)	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	-	79	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	3,298	-
Fundación IRSA	-	-	-	-	-	-	(1,159)
Estudio Zang, Bergel & Viñes	-	-	-	-	(971)	-	-
Hamonet S.A.	(123)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(237)	-	-	-	-	-	-
Total Other related parties	(360)	79	-	-	(971)	3,298	(1,159)
Directors and Senior Management
Directors	-	-	-	(20,745)	-	-	-
Senior Management	-	-	-	(3,973)	-	-	-
Total Directors and Senior Management	-	-	-	(24,718)	-	-	-
Total	2,683	446	2,129	(24,718)	(971)	(2,993)	(1,159)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

36.          CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 37 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 - Provisions
Exhibit F - Cost of sale and services	Note 38 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 39 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 30 - Expenses by nature

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Investments in associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Associates

Agrofy S.A.	Shares	45,230	(181)	-	Not publicly traded	Agricultural	Argentina	8,512	(253)	47,180	35.72%
	Intergroup transactions		(225)	-
			(406)	-

Agromanagers S.A.	Shares	981,029	1,764	1,996	Not publicly traded	Investment	Argentina	2,094	(327)	3,936	46.84%
	Goodwill		796	796
			2,560	2,792

Agrouranga S.A.	Shares	893,069	16,854	19,371	Not publicly traded	Agricultural	Argentina	2,500	(8,358)	43,472	35.72%
	Higher value		11,179	11,179
			28,033	30,550

Banco de Crédito y Securitización S.A. (1)	Shares	3,984,375	16,744	15,814	Not publicly traded	Financing	Argentina	62,500	7,014	246,906	6.38%
			16,744	15,814

Banco Hipotecario S.A. (1)	Shares	449,804,237	1,420,318	1,351,718	5.95	Financing	Argentina	1,500,000	176,081	4,531,034	29.99%
	Higher value		120	(380)
	Goodwill		4,904	4,904
			1,425,342	1,356,242

IDB Development Corporation Ltd.	Shares	280,247,664	1,016,664	1,528,687	1.97 (3)	Investment	Israel	N/A	N/A	N/A	49.00%
			1,016,664	1,528,687

Lipstick Management LLC	Shares	N/A	3,121	2,759	Not publicly traded	Management company	United States	N/A	(2) 142	(2) 584	49.00%
	Irrevocable contributions		-	68
			3,121	2,827

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.       Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity

Manibil S.A.	Shares	37,747,880	49,670	39,195	Not publicly traded	Real Estate	Argentina	77,037	3,170	96,291	49.00%
	Irrevocable contributions		10,000	7,350
	Goodwill		10	10
			59,680	46,555

New Lipstick LLC	Shares	N/A	(397,910)	(346,149)	Not publicly traded	Real Estate	United States	N/A	(2) (24,796)	(2) (97,224)	49.87%
	Irrevocable contributions		13,829	1,522
			(384,081)	(344,627)

Condor Hospitality Trust Inc.	Shares	1,261,723	18,575	(18,304)	Not publicly traded	Management company	United States	(2) 47	(2) (6,243)	(2) (14,875)	25.63%
			18,575	(18,304)

Tarshop S.A.	Shares	48,759,288	12,098	14,253	Not publicly traded	Consumer financing	Argentina	-	-	-	20.00%
	Irrevocable contributions		32,500	22,000
	Higher value		(3,642)	(3,851)
			40,956	32,402
Total Associates			2,227,188	2,652,938

Joint Ventures

Baicom Networks S.A.	Shares	4,701,455	2,487	2,235	Not publicly traded	Real Estate	Argentina	9,403	(1,130)	5,449	50.00%
	Irrevocable contributions		340	340
	Higher value		276	276
			3,103	2,851

Cresca S.A.	Shares	N/A	177,830	89,104	Not publicly traded	Agricultural	Paraguay	69,077	1,775	128,235	50.00%
	Irrevocable contributions		-	87,080
			177,830	176,184

Cyrsa S.A.	Shares	8,748,269	18,611	17,532	Not publicly traded	Real Estate	Argentina	17,497	12,745	33,503	50.00%
	Higher value		123	123
			18,734	17,655

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Entertainment Holdings S.A.	Shares	22,395,574	15,775	17,181	Not publicly traded	Investment	Argentina	44,791	4,964	44,051	50.00%
	Irrevocable contributions		100	100
	Goodwill		26,647	26,647
	Higher value		(23,192)	(23,192)
			19,330	20,736

Entretenimiento Universal S.A.	Shares	300	21	10	Not publicly traded	Event organization and others	Argentina	12	2,990	1,298	2.5%
			21	10

Nuevo Puerto Santa Fe S.A.	Shares	138,750	26,088	23,675	Not publicly traded	Commercial	Argentina	27,750	6,819	44,702	50.00%
	Goodwill		1,323	1,323		real estate
	Higher value		3,761	3,805
			31,172	28,803

Puerto Retiro S.A.	Shares	23,067,250	16,207	16,536	Not publicly traded	Real Estate	Argentina	46,135	(2,071)	32,764	50.00%
	Higher value		41,160	41,160
			57,367	57,696

Quality Invest S.A.	Shares	70,314,342	71,896	66,967	Not publicly traded	Real Estate	Argentina	140,629	6,953	149,757	50.00%
	Irrevocable contributions		-	6,500
	Higher value		1,015	1,017
			72,911	74,484
Total Joint Ventures			380,468	378,419
Total investments in associates and joint ventures as of 09.30.15			(*) 2,607,656	-
Total investments in associates and joint ventures as of 06.30.15			-	(*) 3,031,357

(*)   Include a balance of Ps. (384,488) and Ps. (362,931) reflecting interests in companies with negative equity as of September 30, 2015 and June 30, 2015, respectively, which is reclassified to “Provisions” (Note 24).

(1)   Amounts correspond to the Financial Statements of Banco Hipotecario S.A. and Banco Crédito y Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the financial statements to IFRS have been considered.

(2)   Amounts stated in US dollar.

(3)   Market value in NIS.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

38.          Cost of sales and services provided

Description	Agricultural business				Urban properties and investments business						Total as of 09.30.14
	Biological assets	Inventories	Agricultural services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels inventories	Others	Subtotal Urban properties and investments business	Total as of 09.30.15
Inventories as of the period / year	405,842	483,922	-	889,764	-	132,954	6,926	-	139,880	(i) 1,029,644	(ii) 909,320

Initial recognition and changes in the fair value of biological assets and agriculture produce at the point of harvest	28,969	11,094	-	40,063	-	-	-	-	-	40,063	36,120

Changes in the net realizable value of agriculture produce after harvest	-	(8,933)	-	(8,933)	-	-	-	-	-	(8,933)	(22,021)

Decrease due to harvest	-	170,504	-	170,504	-	-	-	-	-	170,504	302,000
Acquisitions and classifications	188	337,346	-	337,534	-	-	-	-	-	337,534	336,545
Consume	(195)	(85,825)	-	(86,020)	-	-	-	-	-	(86,020)	(94,153)
Additions	-	-	-	-	-	103	166	-	269	269	57
Disposals	-	-	-	-	-	(1,400)	(81)	-	(1,481)	(1,481)	(681)
Expenses incurred	-	24,255	17,219	41,474	349,999	4,559	81,563	32	436,153	477,627	390,679
Currency translation adjustment	-	(8,442)	-	(8,442)	-	(3,945)	-	-	(3,945)	(12,387)	(13,219)
Inventories as of the period / year	(386,616)	(444,830)	-	(831,446)	-	(127,712)	(7,011)	-	(134,723)	(iii) (966,169)	(iv) (864,524)
Costs as of 09.30.15	48,188	479,091	17,219	544,498	349,999	4,559	81,563	32	436,153	980,651	-
Costs as of 09.30.14	54,206	556,546	14,001	624,753	286,098	2,907	66,291	74	355,370	-	980,123

(i)    Includes Ps. (18,056) corresponding to materials and inputs of IRSA and FyO and Ps. (2,446) of meet due for slaughtering of SACPSA as of June 30, 2015. Does not include Ps. 690 corresponding to fattening.

(ii)   Includes Ps. (10,952) corresponding to materials and inputs of IRSA as of June 30, 2014.

(iii)  Includes Ps. (15,664) corresponding to materials and inputs of IRSA as of September 30, 2015. Does not include Ps. 555 corresponding to fattening (Biological assets).

(iv)  Includes Ps. (12,422) corresponding to materials and inputs of IRSA and FyO as of September 30, 2014.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

39.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2015 and June 30, 2015 are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.15	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.15
Assets
Trade and other receivables
Uruguayan Peso	1,159	0.323	374	1,193	0.335	400
US Dollar	18,269	8.988	164,199	29,288	8.988	263,241
Euros	0.5997	10.005	6	0.2998	10.005	3
Trade and other receivables related parties
US Dollar	11,103	9.088	100,907	10,284	9.088	93,463
Total trade and other receivables			265,486			357,107
Investment in financial assets
US Dollar	48,045	8.988	431,831	26,618	8.988	239,246
New Israel Shekel	2,834	2.401	6,807	2,672	2.381	6,361
Uruguayan Peso	626	14.134	8,854	721	14.134	10,196
Total Investment in financial assets			447,492			255,803
Derivative financial instruments
US Dollar	12,797	8.988	115,015	1,145	8.988	10,294
New Israel Shekel	149,737	2.401	359,591	95,936	2.381	228,415
Financial instruments related parties
US Dollar	3,171	9.088	28,816	3,169	9.088	28,798
Total Derivative financial instruments			503,422			267,507
Cash and cash equivalents
Uruguayan Peso	68	0.323	22	54	0.335	18
US Dollar	78,270	8.988	703,487	38,775	8.988	348,509
Euros	119	10.005	1,190	114	10.005	1,140
Swiss francs	-	9.665	1	-	9.728	1
New Israel Shekel	20	2.401	47	967	2.381	2,304
Pounds	1	14.134	11	2	14.134	32
Yenes	41	0.073	3	41	-	3
Brazilian Reais	13	3.000	39	12	3.000	35
Total Cash and cash equivalents			704,800			352,042

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

39.          Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.15	Total as of 06.30.15	Prevailing exchange rate (1)	Amount of foreign currency (2)
Liabilities
Trade and other payables
Uruguayan Peso	214	0.322	69	99	0.334	33
US Dollar	14,291	9.088	129,873	13,007	9.088	118,212
Euros	0.3945	10.140	4	0.39	10.140	4
Trade and other payables related parties
US Dollar	12	9.088	110	4	9.088	34
Total trade and other payables			130,056			118,283
Borrowings
US Dollar	658,204	9.088	5,981,761	616,036	9.088	5,598,537
Total borrowings			5,981,761			5,598,537
Derivative financial instruments
US Dollar	1,785	9.088	16,222	944	9.088	8,580
New Israel Shekel	208,112	2.4014	499,779	210,248	2.3809	500,580
Total Derivative financial instruments			516,001			509,160
Provisions
US Dollar	10	9.088	94	10	9.088	91
Total provisions			94			91
Payroll and social security liabilities
Uruguayan Peso	329	0.323	106	587	0.335	197
Total Payroll and social security liabilities			106			197

(1)   Exchange rate as of September 30, 2015 and June 30, 2015 according to Banco Nación Argentina records.

(2)   Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.

(3)   The Company uses derivative financial instruments as complement in order to reduce its exposure to exchange rate movements (Note 20).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

40.          CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

41.          Subsequent events

•       On the balance sheet date, Cresud has sold, through various market transactions, 410,181 ADR's representing 10 common share of IRSA (N.V. Ps. 1 per share) in the amount of US$ 7.1 million. Thus, the Group’s investment in IRSA would decline by 1.1%.

•       On October 30, 2015, the General Ordinary and Extraordinary Shareholders’ Meeting of the Company was held, where it was decided to adjourn the meeting to November 26, 2015, the following items:

-        Consideration of the income for the year ended June 30, 2015, which amounted to Ps. 114 million. Consideration of payment of a cash dividend for a total amount of up to Ps. 88.1 million.

-        Consideration of the treatment to be afforded to treasury stock.

-        Consideration of the treatment for the Paid-in Capital account and the consideration of the reserve’s reclassification.

Furthermore, the meeting approved the directors’ compensation in the amount of Ps. 14.3 million; it was decided not to compensate the members of the Statutory Audit Committee; it approved the amount to be paid on account of the tax on personal assets of shareholders; the Board of Directors was entrusted with the implementation of a new Service Sharing Agreement; it decided to increase the amount of the Program, which amounts currently to a maximum outstanding amount of up to US$ 300 million, by an additional amount of up to US$ 200 million.

•       On October 30, 2015, IRSA’s annual Shareholders’ Meeting related to the fiscal year ended June 30, 2015, appointed the new members of the Supervising Commission and the Board of Directors; approved the Board of Directors’ compensation; decided not to compensate the members of the Statutory Auditor Committee; it approved the amount to be paid on account of the tax on personal assets of shareholders; entrusted the Board of Directors with the implementation of a new Service Sharing Agreement; approved the Board of Director’s power regarding the Global Corporate Note Issuance Program consisting of common corporate notes not convertible into shares, with or without collateral or collateralized by third parties, and for a maximum outstanding amount of up to US$ 300 million. It was decided to adjourn the meeting to November 26, 2015, for the consideration of the following matters: (i) allocation of the income for the year, (ii) special Financial statements of merger / merger – split off.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

41.          Subsequent events (Continued)

•       On October 30, 2015, the Annual Shareholders' Meeting of IRSA Propiedades Comerciales corresponding to the fiscal year ended June 30, 2015, approved, among others, the following issues: (i) appropriate the sum of Ps. 283.6 million to payment cash dividends; (ii) ratify the interim dividend approved by Shareholder's Meeting dated June 13, 2015 in the amount of Ps. 298.5 million; (iii) approve the Director's fees in the amount of Ps. 76.4 million and (iv) approve the increase in the amount of the Global issuance Program of Non-Convertible Notes for a maximum outstanding amount up to US$ 500 million, for an additional amount of US$ 100 million.

•       In October 2015, the deposit made as collateral for potential expenses related to the sale of the Madison building was released and distributed among the participating parties as follows: the Group, through Rigby, received US$ 0.91 million; the buyer of the building received US$ 0.06 million, and the remaining balance was applied to expenses.

•       On November 5, 2015, the Group through IRSA signed the transfer deed for the sale of the 7th and 8th floors of the Maipú 1300 Building. The total price of the transaction was US$ 3.0 million. Such transaction generated a gain before tax of approximately Ps. 25.9 million.

•       On October 9, 2015, IRSA granted a loan in the amount of US$ 40 million to Inversiones Financieras del Sur S.A. (“IFISA”). The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + LIBOR 1M, to be determined monthly. As collateral for the loan, 73,169,991 shares of IDBD which belong to IFISA were pledged.

IDBD

•       On October 1, 2015, Dolphin and IFISA submitted to the court their reply to the Petition made by the Arrangement Trustees. Dolphin requested that the court reject the petition of the Arrangement Trustees based on the following grounds: (a) IFISA is not obliged to carry out Dolphin’s obligations under the Arrangement; (b) IFISA and any other company controlled by Eduardo Sergio Elsztain are eligible to engage as bidders of the Tender Offers, pursuant to the Agreement; and (c) the petition made by the Arrangement Trustees regarding the eligibility of the shares that would participate in the Tender Offers should be denied. Additionally, Dolphin stated that once the BMBY closing transaction has been completed, 106.6 million shares of IDBD in its hands would not participate as bidders in the Tender Offers, provided that such stocks are held by companies controlled by Eduardo S. Elsztain.

•       On October 7, 2015, the Arrangement Trustees filed with the Court their reply to Dolphin and IFISA regarding the Petition of the Arrangement Trustees.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

41.          Subsequent events (Continued)

•       The BMBY proceeding concluded on October 11, 2015 and IFISA acquired all ETH’s shares of stock held by IDBD (92,665,925 shares), at a share price of NIS 1.64. On closing the transaction, all the directors of ETH in IDBD submitted their irrevocable resignation to the Board, and the Shareholders’ Agreement ceased automatically in accordance with its own terms. Additionally, on the same date, Dolphin pledged additional shares as a performance bond for the Tender Offers, thereby increasing the number of pledged shares to 64,067,710.

•       On October 19, 2015, Dolphin and IFISA filed with the court their reply to the Petition of the Arrangement Trustees, whereby, among other things, Dolphin stated that as buyer of the Tender Offers, it is not its intention to participate, and will not participate, as seller in the Tender Offers. However, according to Dolphin’s position, any other IDBD shareholder, including the companies controlled by Eduardo S. Elsztain, is entitled to act as bidder in the Tender Offers and, in addition, Dolphin is entitled to sell shares to third parties (including companies controlled by Eduardo S. Elsztain), and such shares sold are entitled to engage as bidders in the Tender Offers, all of this without abolishing Dolphin’s commitment in respect of 106.6 million shares held by Dolphin which would not participate in the Tender Offers provided that they are held by companies controlled by Eduardo S. Elsztain.

•       On October 20, 2015, the court issued a declaratory ruling regarding the Petition of the Arrangement Trustees, stating that:

-        The shares in the hands of Dolphin and any other company controlled by Eduardo S. Elsztain are not entitled to participate as bidders in the Tender Offers.

-        The shares held by Dolphin and/or companies controlled by Eduardo Sergio Elsztain, and which were or are transferred to third parties, will not be entitled to participate as bidders in the Tender Offers.

-        This remedy will not apply to the shares that were purchased from the minority shareholders in transactions carried out in the capital markets, which became held by IFISA.

•       The court dismissed the petition of the Arrangement Trustees regarding the determination that IFISA was obliged to fulfill all the commitments made under the Arrangement’s terms and conditions, but ruled that Dolphin had violated its commitment to get IFISA to undertake to fulfill the same terms and conditions of the Agreement. Dolphin and IFISA reported to IDBD their intention to appeal the court’s ruling.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

41.          Subsequent events (Continued)

•       On October 26, and after the court’s ruling of October 20, 2015 and its declaratory remedy, Dolphin and IFISA sent a letter stating that pursuant to their position and the details included therein: (a) the exception prescribed by the court whereby the shares that were purchased from minority shareholders and became held by IFISA is applicable to the 127,441,396 shares of IDBD held by IFISA, and to the 131,600 shares of IDBD held by Dolphin, which should be entitled to participate as bidders in the Tender Offers; and (b) regarding the 51,760,322 additional shares of IDBD held then by Dolphin, originating from purchases made to minority shareholders of IDBD, Dolphin and IFISA consider that pursuant to the court’s opinion, these shares cannot participate as bidders in the Tender Offers, only for as long as they remain in Dolphin’s possession, but Dolphin is not precluded from selling such shares to any third party, and in such case, that such third party should have the right to participate with such shares as bidder in the Tender Offers.

On October 29, 2015, the Arrangement Trustees filed an urgent petition for presumed disobedience of the court order regarding Dolphin’s and IFISA’s obligation to follow the court orders of October 20, 2015, alleging that Dolphin’s and IFISA’s letter published by IDBD on October 27, 2015, reporting the number of shares purchased from IDBD’s minority shareholders in transactions carried out in the capital markets, was contrary to the court’s decision; and, therefore, that Dolphin and IFISA were acting in contempt of court. The Arrangement Trustees also stated that given that Dolphin and IFISA were deliberately disregarding the court’s decision, and in light of the damages caused daily to the public, including the creditors subject to the Arrangement, the court should impose a substantial fine to be defined by it, for each day that Dolphin and IFISA disregarded the court’s ruling.

On October 29, 2015, Dolphin and IFISA filed an appeal with the Supreme Court challenging the court ruling dated October 20, 2015, requesting also to hold a hearing for the appeal urgently. The appeal hearing was set for September 16, 2015.

On November 2, Dolphin and IFISA submitted their reply to this petition, requesting that the court should reject the petition, on the ground that the Contempt of Court Ordinance is not applicable to declaratory remedies and that Dolphin and IFISA did not violate any court order. On November 4, the Arrangement Trustees submitted a replication to Dolphin and IFISA, and on November 5 the court decided to reject the petition to declare Dolphin and IFISA in contempt of court. However, the court stated that the interpretation of Dolphin and IFISA regarding the exception of the ruling dated October 20, 2015 contained in the letter sent by Dolphin and IFISA was contrary to the exception scope.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

41.          Subsequent events (Continued)

On that same November 5, the Arrangement Trustees sent a letter to Dolphin and IFISA requiring that, after the court ruling issued on that same date, they should amend the letter and report to the Israel Securities Authority and IDBD that the Tender Offers would be offered by IDBD’s minority shareholders; and that Dolphin, IFISA and/or any other company under the control of Eduardo S. Elsztain should not act as bidders in the Tender Offers. And additionally, that any share transferred by them to any third parties should not be entitled to engage in the Tender Offers as bidders either. That same day, the Arrangement Trustees sent a letter to IDBD requesting them to amend the letter of Dolphin and IFISA on the same terms described above.

The company is discussing the impact of the court’s decision dated October 20, 2015 on its financial statements, and its defense strategy; as well as the impact of the conclusion of the BMBY proceeding with IFISA as the buyer of ETH’ stocks.

As of November 9, 2015, 33,825,397 IDBD’s shares of Dolphin are locked up under TASE regulations (lock-up provisions) until November 11, 2015 (inclusive), when such lock-up provisions expire.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 – 23° floor

Autonomous City Buenos Aires

Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the consolidated statement of financial position as of September 30, 2015, the consolidated statement of  income and comprehensive income for the three-month period ended September 30, 2015, the consolidated statement of changes in shareholders’ equity and the consolidated  statement of cash flows for the three-month period ended September 30, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income and comprehensive income and the consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)           the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)           we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

d)          at September 30, 2015, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 11,601,845 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2015

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position

as of September 30, 2015 and June 30, 2015

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15	06.30.15
ASSETS
Non-current assets
Investment properties	7	9,795	10,871
Property, plant and equipment	8	474,259	470,862
Intangible assets	9	17,528	17,731
Biological assets	10	356,823	345,757
Investments in subsidiaries, associates and joint ventures	6	2,642,831	2,884,629
Deferred income tax assets	21	520,214	446,802
Income tax and minimum presumed income tax credits		51,935	51,935
Trade and other receivables	13	-	12
Total Non-current assets		4,073,385	4,228,599
Current assets
Biological assets	10	78,633	112,745
Inventories	11	320,743	337,327
Income tax and minimum presumed income tax credits		6,019	7,891
Trade and other receivables	13	393,547	408,942
Derivative financial instruments	15	577	-
Investment in financial assets	14	49,293	52,871
Cash and cash equivalents	16	24,980	17,694
Total Current assets		873,792	937,470
TOTAL ASSETS		4,947,177	5,166,069
SHAREHOLDERS’ EQUITY
Share capital		495,015	494,777
Treasury stock		6,628	6,866
Inflation adjustment of share capital		64,561	64,530
Inflation adjustment of treasury stock		864	895
Share premium		659,464	659,464
Additional paid-in capital from treasury stock.		14,952	12,678
Cost of treasury stock.		(32,198)	(32,198)
Changes in interest in subsidiaries		48,668	53,806
Cumulative translation adjustment		350,151	463,297
Equity-settled compensation		83,719	81,988
Reserve for the acquisition of securities issued by the Company		32,198	32,198
Retained earnings		(173,928)	117,559
TOTAL SHAREHOLDERS’ EQUITY		1,550,094	1,955,860
LIABILITIES
Non-current liabilities
Trade and other payables	17	789	865
Borrowings	20	2,354,790	2,077,694
Provisions	19	2,093	10,076
Total Non-current liabilities		2,357,672	2,088,635
Current Liabilities
Trade and other payables	17	150,592	148,616
Payroll and social security liabilities	18	39,407	57,592
Borrowings	20	846,119	911,120
Derivative financial instruments	15	1,513	2,663
Provisions	19	1,780	1,583
Total Current liabilities		1,039,411	1,121,574
TOTAL LIABILITIES		3,397,083	3,210,209
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,947,177	5,166,069

 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Fernando A. Elsztain Director

1

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income

for the three-month periods ended September 30, 2015 and 2014

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15		09.30.14
Revenues	23	279,339		321,382
Costs	24	(325,597)		(408,594)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		106,606		144,537
Changes in the net realizable value of agricultural produce after harvest		(8,330)		(14,822)
Gross Profit		52,018		42,503
General and administrative expenses	25	(34,311)		(24,677)
Selling expenses	25	(67,500)		(54,475)
Other operating results, net	27	667		4,683
Loss from operations		(49,126)		(31,966)
Share of loss of subsidiaries, associates and joint ventures	6	(152,418)		(7,873)
Loss before financing and taxation		(201,544)		(39,839)
Finance incomes	28	6,506		10,585
Finance costs	28	(167,112)		(145,558)
Other financial results	28	(3,413)		(9,317)
Financial results, net	28	(164,019)		(144,290)
Loss before Income tax		(365,563)		(184,129)
Income tax gain	21	73,412		62,124
Loss for the period		(292,151)		(122,005)

Loss per share for the period:
Basic		(0.59)		(0.25)
Diluted		(0.59)	(i)	(0.25)	(i)

(i)      Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Fernando A. Elsztain Director

2

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income

for the three-month periods ended September 30, 2015 and 2014

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	09.30.15	09.30.14
Loss for the period	(292,151)	(122,005)
Other Comprehensive Loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	(113,146)	(8,375)
Other comprehensive loss for the period (i)	(113,146)	(8,375)
Total comprehensive loss for the period	(405,297)	(130,380)

(i)    Items included in other comprehensive (loss) / income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Fernando A. Elsztain Director

3

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Additional paid-in capital from Treasury Stock	Cost of Treasury Stock	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Reserve for the acquisition of securities issued by the Company	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2015	494,777	6,866	64,530	895	659,464	12,678	(32,198)	1,207,012	53,806	463,297	81,988	32,198	117,559	1,955,860
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(292,151)	(292,151)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(113,146)	-	-	-	(113,146)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(113,146)	-	-	(292,151)	(405,297)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	4,669	-	-	4,669
Equity incentive plan granted.	238	(238)	31	(31)	-	2,274	-	2,274	-	-	(2,938)	-	664	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	(5,138)	-	-	-	-	(5,138)
Balance as of September 30, 2015	495,015	6,628	64,561	864	659,464	14,952	(32,198)	1,209,286	48,668	350,151	83,719	32,198	(173,928)	1,550,094

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

Fernando A. Elsztain Director

4

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the Company	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854
Loss for the period	-	-	-		-		-	-	-	-	-	-	-	-	-	(122,005)	(122,005)
Other comprehensive loss for the period	-	-	-		-		-	-	-	(8,375)	-	-	-	-	-	-	(8,375)
Total comprehensive loss for the period	-	-	-		-		-	-	-	(8,375)	-	-	-	-	-	(122,005)	(130,380)
Equity-settled compensation	-	-	-		-		-	-	-	-	12,069	-	-	-	-	-	12,069
Purchase of treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)
Changes in interest in subsidiaries	-	-	-		-		-	-	29,035	-	-	-	-	-	-	-	29,035
Balance as of September 30, 2014	487,929	13,634	63,647	1,778	773,079	(87,074)	106,264	1,359,257	13,606	625,232	82,097	81,616	17,065	633,940	200,000	(1,188,433)	1,824,380

(1) Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 27 of Unaudited Condensed Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Fernando A. Elsztain Director

5

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.15	09.30.14
Operating activities:
Cash (used in) / generated from operations	16	(51,902)	70,279
Net cash (used in) / generated from operating activities		(51,902)	70,279
Investing activities:
Proceeds from sale of companies		-	55,314
Capital contribution to subsidiaries, associates and joint ventures	6	(11)	-
Acquisition of investment properties	7	(147)	(148)
Proceeds from sale of investment properties		849	7
Acquisition of property, plant and equipment	8	(6,999)	(14,504)
Proceeds from sale of property, plant and equipment		47	92
Proceeds from sale of farmlands		-	161,712
Acquisition of intangible assets	9	(3)	(27)
Purchase of investment in financial assets		(32,460)	(1,076,727)
Proceeds from disposals of investments in financial assets		39,044	1,112,566
Loans granted to subsidiaries, associates and joint ventures		(2,757)	-
Loans repayments received from subsidiaries, associates and joint ventures		12,027	38,460
Dividends received		462	38,115
Cash incorporated by merger		-	508
Net cash generated from investing activities		10,052	315,368
Financing activities:
Purchase of treasury stock		-	(32,198)
Proceeds from issuance of non-convertible notes		389,967	455,038
Repayment of non-convertible notes		(58,783)	(538,081)
Proceeds from borrowings		-	84
Repayment of derivative financial instruments		(12,555)	(47,170)
Repayment of borrowings		(198,972)	(99,957)
Repayment of seller financing		(173)	(98)
Interest paid		(70,744)	(56,929)
Net Cash flows generated from / (used in) financing activities		48,740	(319,311)
Net increase in cash and cash equivalents		6,890	66,336
Cash and cash equivalents at beginning of the period	16	17,694	53,472
Foreign exchange gain on cash and cash equivalents		396	1,091
Cash and cash equivalents at the end of the period		24,980	120,899

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Fernando A. Elsztain Director

6

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             General information

1.1          The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2015.

2.             Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.      Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions N° 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of article 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to International Financial Reporting Standards ("IFRS").

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual audited Separate Financial Statements of the Company as of June 30, 2015. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the three-month periods ended as of September 30, 2015 and 2014 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2015 and 2014 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

7

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.      Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2015 and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the annual Consolidated Financial Statements as of June 30, 2015.

2.3.         Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual separate financial statements for the fiscal year ended June 30, 2015, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

2.4.         Comparative information

Amounts as of June 30, 2015 and September 30, 2014, which are disclosed for comparative purposes have been taken from the separate financial statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

3.             Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

8

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals

On August 28, 2015, Carnes Pampeanas S.A.’s Meeting of Shareholders approved the increase the Company’s capital stock by swapping a receivable from Cresud in the amount of Ps. 36.31 million, increasing its share capital from Ps. 30 million to Ps. 66.31 million.

As a consequence, Cresud’s interest in the Company has increased from 95% to 97.74%.

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2015 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.             Financial risk management and fair value estimates

5.1.      Financial risk

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2015 and 2014. Since June 30, 2015 there have been no changes in the risk management or risk management policies applied by the Company.

5.2.       Fair value estimates

Since June 30, 2015 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2015 and for the fiscal year ended June 30, 2015:

	September 30, 2015	June 30, 2015
Beginning of the year	2,876,586	2,901,451
Balance incorporated by merger with Cactus	-	(63,671)
Acquisition of subsidiaries and associates (i)	(5,138)	(4,711)
Capital contribution	36,282	791
Disposal of interest in subsidiaries	-	(36,290)
Share of (loss) / profit	(152,418)	485,476
Currency translation adjustment	(113,146)	(170,310)
Equity-settled compensation	2,788	14,461
Dividends distributed	(2,422)	(53,002)
Reimbursement of expired dividends	-	510
Intergroup transactions	118	(198,119)
End of the period / year (ii)	2,642,650	2,876,586

(i)    Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

(ii)   Include a balance of Ps. (181) and Ps. (8,043) reflecting interests in companies with negative equity as of September 30, 2015 and June 30, 2015, respectively, which is reclassified to “Provisions” (see Note 19).

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

10

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.            Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	10,871	20,184
Additions	147	2,995
Reclassification to property, plant and equipment	(238)	(11,732)
Disposals	(849)	(2)
Depreciation charges (i)	(136)	(574)
End of the period / year	9,795	10,871
Costs	14,100	15,098
Accumulated depreciation	(4,305)	(4,227)
Net book amount	9,795	10,871

(i)   Depreciation charges of investment property were included in “Costs” in the Income Statement (Note 25).

The following amounts have been recognized in the income statement:

	September 30, 2015	September 30, 2014
Rental and service incomes	2,522	3,634
Direct operating expenses	2,847	1,871

11

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the three-month period ended September 30, 2015 and for the fiscal year ended June 30, 2015 were as follows:

	Owner-occupied farmland (ii)	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At June 30, 2015:
Costs	503,851	903	1,575	26,730	11,891	544,950
Accumulated depreciation	(51,632)	(750)	(1,032)	(15,170)	(5,504)	(74,088)
Net book amount	452,219	153	543	11,560	6,387	470,862
Year ended June 30, 2015:
Opening net book amount	407,451	120	450	9,511	4,581	422,113
Balance incorporated by merger with Cactus	1,713	-	5	172	-	1,890
Additions	52,060	84	174	4,433	3,697	60,448
Reclassifications of investment properties	11,732	-	-	-	-	11,732
Disposals	(10,955)	(10)	(4)	(342)	(266)	(11,577)
Depreciation charges (i)	(9,782)	(41)	(82)	(2,214)	(1,625)	(13,744)
Closing net book amount	452,219	153	543	11,560	6,387	470,862
Period ended September 30, 2015
Opening net book amount	452,219	153	543	11,560	6,387	470,862
Additions	6,419	-	19	894	-	7,332
Reclassifications of investment properties	238	-	-	-	-	238
Disposals	(16)	-	-	(31)	-	(47)
Depreciation charges (i) (Note 25)	(2,969)	(12)	(22)	(620)	(503)	(4,126)
Closing net book amount	455,891	141	540	11,803	5,884	474,259
At September 30, 2015:
Costs	510,413	903	1,594	27,581	11,891	552,382
Accumulated depreciation	(54,522)	(762)	(1,054)	(15,778)	(6,007)	(78,123)
Net book amount	455,891	141	540	11,803	5,884	474,259

(i)   For the three-month period ended September 30, 2015, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 264 under the line item “General and administrative expenses”, Ps. 55 under the line item “Selling expenses” and Ps. 3,807 under the line item “Cost” in the Income Statement. For the fiscal year ended June 30, 2015, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 484 under the line item “General and administrative expenses”, Ps. 212 under the line item “Selling expenses” and Ps. 13,048 under the line item “Cost” in the Income Statement.

12

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Computer software	Rights of use	Total
Opening net book amount	42	18,313	18,355
Additions	173	-	173
Amortization charges (i)	(45)	(752)	(797)
Net book amount as of June 30, 2015	170	17,561	17,731
Costs	582	19,818	20,400
Accumulated depreciation	(412)	(2,257)	(2,669)
Net book amount as of June 30, 2015	170	17,561	17,731
Additions	3	-	3
Amortization charge (i)	(18)	(188)	(206)
Net book amount as of September 30, 2015	155	17,373	17,528
Costs	585	19,818	20,403
Accumulated depreciation	(430)	(2,445)	(2,875)
Net book amount as of September 30, 2015	155	17,373	17,528

(i)   Amortization charges are included in “General and administrative expenses” in the Income Statement. There is no impairment charges for any of the periods presented.

10.          Biological assets

Changes in the Company’s biological assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	458,502	490,211
Increase due to purchases	188	14,202
Initial recognition and changes in the fair value of biological assets	92,346	634,451
Decrease due to harvest	(66,823)	(550,426)
Decrease due to sales	(48,188)	(128,165)
Decrease due to consumption	(569)	(1,836)
Incorporated by merger with Cactus	-	65
End of the period / year	435,456	458,502

13

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.        Biological assets (Continued)

Biological assets as of September 30, 2015 and June 30, 2015 were as follows:

	Classification	September 30, 2015	June 30, 2015
Non-current
Cattle for dairy production	Production	39,024	40,478
Breeding cattle	Production	306,482	293,709
Other cattle	Production	6,130	6,175
Others biological assets	Production	5,187	5,395
Non-current biological assets		356,823	345,757
Current
Cattle for dairy production	Consumable	6	77
Cattle for sale	Consumable	34,435	64,845
Crops fields	Consumable	43,653	47,265
Other cattle	Consumable	539	558
Current biological assets		78,633	112,745
Total biological assets		435,456	458,502

The following tables present the Company’s biological assets that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		39,030	-	39,030
Breeding cattle	-		340,917	-	340,917
Other cattle	-		6,669	-	6,669
Other biological assets (i)	5,187		-	-	5,187
Crops fields	43,399	(i)	-	254	43,653
Total	48,586		386,616	254	435,456

	June 30, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		40,555	-	40,555
Breeding cattle	-		358,554	-	358,554
Other cattle	-		6,733	-	6,733
Other biological assets (i)	5,395		-	-	5,395
Crops fields	6,914	(i)	-	40,351	47,265
Total	12,309		405,842	40,351	458,502

(i)   Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

14

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.        Biological assets (Continued)

Changes in Level 3 biological assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 are included in the following table:

Crop fields with significant biological growth
As of June 30, 2014	131,261
Initial recognition and changes in the fair value of biological assets	457,939
Decrease do to harvest	(548,849)
As of June 30, 2015	40,351
Initial recognition and changes in the fair value of biological assets	26,726
Decrease do to harvest	(66,823)
As of September 30, 2015	254

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Model	Pricing method	Parameters	Values	Unit of measurement
Corn	Discounted cash flows	-	Yields	7.80	Tn/ha
			Future sale prices	1,109	Ps./Tn
			Selling expenses	448	Ps./tn
			Operating cost	2,015	Ps./ha
Wheat	Discounted cash flows	-	Yields:	2.00	Tn/ha
			Future sale prices	1,081	Ps./Tn
			Selling expenses	699	Ps./tn
			Operating cost	1,069	Ps./ha

During the three-month period ended September 30, 2015 and the year ended June 30, 2015 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

15

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.        Biological assets (Continued)

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2015.

As of September 30, 2015 and June 30, 2015, the better and maximum use of biological assets shall not significantly differ from the current use.

11.          Inventories

Company’s inventories as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Current
Crops	178,824	198,343
Materials and inputs	84,387	80,171
Seeds and fodders	57,532	58,813
Total inventories	320,743	337,327

As of September 30, 2015 and June 30, 2015 the cost of inventories recognized as expense amounted to Ps. 118,878 and Ps. 422,828, respectively and they have been included in “Costs”.

16

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	32,037	-	-	32,037
- Corporate bonds related parties (Note 30 and 34)	17,256	-	-	17,256
Derivative financial instruments:
- Crops futures (Note 34)	577	-	-	577
Cash and cash equivalents:
- Mutual funds	2,207	-	-	2,207
Total Assets	52,077	-	-	52,077

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Crops futures (Note 34)	601	-	-	601
- Foreign-currency contracts	-	912	-	912
Total Liabilities	601	912	-	1,513

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	35,624	-	-	35,624
- Corporate bonds related parties (Note 30 and 34)	17,247	-	-	17,247
Cash and cash equivalents:
- Mutual funds	2,285	-	-	2,285
Total Assets	55,156	-	-	55,156

17

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Crops futures	2,663	-	-	2,663
Total Liabilities	2,663	-	-	2,663

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.          Trade and other receivables

The detail of the Company’s trade and other receivables as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Non-current
Others	-	12
Total Non-current other receivables	-	12
Total Non-current trade and other receivables	-	12
Current
Receivables from sale of agricultural products and services	41,269	44,077
Deferred checks received	10,982	691
Debtors under legal proceedings	8,653	1,504
Less: allowance for doubtful accounts	(7,985)	(7,921)
Current trade receivables	52,919	38,351
Prepayments	40,523	45,077
VAT receivables	31,425	29,342
Personnel Loans	4,042	5,911
Gross sales tax credit	2,541	2,211
Tax on bank account transactions Law N° 2,541	4,499	4,074
Other tax receivables	1,242	967
Advance payments	3,842	1,809
Expenses and services to recover	2,953	3,125
Others	1,803	1,754
Less: allowance for doubtful accounts	(20)	(20)
Total Current other receivables	92,850	94,250
Related parties (Note 30)	247,778	276,341
Total Current trade and other receivables	393,547	408,942
Total trade and other receivables	393,547	408,954

18

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.          Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. The fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 34.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18 to the Annual Consolidated Financial Statements as of June 30, 2015.

Movements on the Company’s allowance for doubtful accounts are as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	7,941	893
Incorporated by merger with Cactus	-	1,434
Charges	64	6,254
Unused amounts reversed	-	(159)
Used during the period / year	-	(481)
End of the period / year	8,005	7,941

The addition and release of allowance for doubtful account have been included in “Selling expenses” in the income statement (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.          Investment in financial assets

Company’s investments in financial assets as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015

Current
Corporate bonds related parties (Note 30 and 34)	17,256	17,247
Mutual funds	32,037	35,624
Total Current	49,293	52,871
Total Investment in Financial Assets	49,293	52,871

19

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.          Derivative financial instruments

Derivative financial instruments of the Company as of September 30, 2015 and June 30, 2015 are as follows:

	September 30, 2015	June 30, 2015
Assets
Current
Crops futures (Note 34)	577	-
Total current assets	577	-
Total assets	577	-

Liabilities
Current
Crops futures (Note 34)	601	2,663
Foreign-currency contracts	912	-
Total current liabilities	1,513	2,663
Total liabilities	1,513	2,663

16.          Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Cash on hand and at banks	22,773	15,409
Mutual funds	2,207	2,285
Total cash and cash equivalents	24,980	17,694

20

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.       Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Loss for the period	(292,151)	(122,005)
Adjustments for:
Income tax expense	(73,412)	(62,124)
Depreciation	4,262	3,043
Amortization	206	194
Share-based payments	1,191	2,971
Loss from disposal of farmlands	-	(195,875)
Loss from disposal and release of investment property and property, plant and equipment	-	(87)
Unrealized gain from derivative financial instruments	3,039	28,655
Changes in fair value of financial assets at fair value through profit or loss	(2,289)	(19,827)
Accrued interest, net	73,452	40,421
Unrealized initial recognition and changes in the fair value of biological assets	(39,853)	(80,496)
Changes in the net realizable value of agricultural produce after harvest	8,330	14,822
Provisions	4,418	16,662
Share of profit of subsidiaries, associates and joint ventures	152,418	208,060
Unrealized foreign exchange loss, net	72,205	80,180
Changes in operating assets and liabilities:
Decrease in biological assets	62,899	198,713
Decrease / (Increase) in inventories	8,254	(37,246)
(Increase) / Decrease in trade and other receivables	(15,517)	19,011
Decrease / (Increase) in derivative financial instruments	24	(2,235)
(Decrease) / Increase in trade and other payables	(1,193)	5,612
Decrease in payroll and social security liabilities	(18,185)	(28,170)
Net cash (used in) generated from operating activities before income tax paid.	(51,902)	70,279

21

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.       Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred during the three-month periods ended as of September 30, 2015 and 2014:

	09.30.15	09.30.14
Non-cash activities
Dividends not collected	(1,960)	(4,199)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	113,146	8,375
Increase of investment in subsidiaries, associates and joint ventures through an increase in trade and other payables	(34)	(876)
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	-	(2,547)
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	(36,237)	-
Increase in property, plant and equipment through an increase in trade payables	333	343
Increase in investment in financial assets through a decrease in property, plant and equipment	-	48,217
Share-based payments reserve	3,478	9,098
Increase in trade and other receivables through a decrease in property, plant and equipment	-	485
Repayment of loan as a result of merger	-	(25,243)
Stock plan granted	(2,938)	-

17.          Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Non-current
Tax on shareholders’ personal assets	789	865
Total non-current other payables	789	865
Total non-current trade and other payables	789	865
Current
Trade payables	51,188	66,325
Provisions	55,341	56,548
Total current trade payables	106,529	122,873
Sales, rent and services payments received in advance	4,717	2,366
Gross sales tax payable	576	1,305
VAT payables	1,095	-
Tax amnesty plan for payable taxes	305	266
Withholdings tax	12,761	2,129
Tax on shareholders’ personal assets	6,970	4,666
Others	787	780
Total current other payables	27,211	11,512
Related parties (Note 30)	16,852	14,231
Total current trade and other payables	150,592	148,616
Total trade and other payables	151,381	149,481

22

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.          Trade and other payables (Continued)

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 34.

18.          Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Current
Provision for vacations and bonuses	23,354	49,416
Social security payable	15,936	7,183
Salaries payable	59	141
Share-based payments	58	852
Total current payroll and social security liabilities	39,407	57,592
Total payroll and social security liabilities	39,407	57,592

19.          Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Investments in subsidiaries, associates and joint ventures (i)	Total
As of June 30, 2014	1,765	2	-	1,767
Balance incorporated by merger with Cactus	1,005	-	-	1,005
Additions	1,470	-	8,043	9,513
Used during year	(536)	-	-	(536)
Payments	(90)	-	-	(90)
As of June 30, 2015	3,614	2	8,043	11,659
Additions	256	-	181	437
Used during period	(180)	-	(8,043)	(8,223)
As of September 30, 2015	3,690	2	181	3,873

(i)    Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

23

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.          Provisions (Continued)

The analysis of total provisions was as follows:

	September 30, 2015	June 30, 2015
Non-current	2,093	10,076
Current	1,780	1,583
	3,873	11,659

20.          Borrowings

The detail of the Company’s borrowings as of September 30, 2015 and June 30, 2015 were as follows:

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal Value (in million)	September 30, 2015	June 30, 2015
Non-current
CRESUD NCN Class XIV due 2018...........................................	Unsecured	US$	Fixed	1.50%	32	300,986	290,205
CRESUD NCN Class XVI due 2018...........................................	Unsecured	US$	Fixed	1.50%	109	1,034,555	998,594
CRESUD NCN Class XVIII due 2019.........................................	Unsecured	US$	Fixed	4.00%	34	319,286	308,022
CRESUD NCN Class XIX due 2016...........................................	Unsecured	Ps.	Floating	Badlar + 350 bps	187	-	185,684
CRESUD NCN Class XX due 2017 (ii) (iv)...............................	Unsecured	US$	Fixed	2.5%	18.2	172,931	167,538
CRESUD Class XXI NCN due 2017 ..........................................	Unsecured	Ps.	Floating	Badlar + 350 bps	192	190,318	-
CRESUD Class XXII NCN due 2019..........................................	Unsecured	US$	Fixed	4.00%	22	207,833	-
Loan from Banco Ciudad..............................................................	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	121,905	117,574
Loan from Banco de La Pampa....................................................	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	6,622	9,911
Finance lease obligations.............................................................	Secured	US$	Fixed	10.75%	-	354	166
Non-current borrowings..........................................................						2,354,790	2,077,694

24

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Borrowings (Continued)

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal Value (in million)	September 30, 2015	June 30, 2015
Current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	93	102
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	60,420	120,760
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	5,236	4,986
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	172,772	172,602
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,149	1,141
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Fixed	Badlar + 350 bps	187	186,478	803
CRESUD NCN Class XX due 2017 (i) (iii)	Unsecured	US$	Fixed	2.50%	18.2	3,265	3,120
CRESUD Class XXI NCN due 2017	Unsecured	Ps.	Floating	Badlar + 350 bps	192	5,932	-
CRESUD Class XXII NCN due 2019	Unsecured	US$	Fixed	4.00%	22	(802)	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	8,666	10,204
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	6,892	7,576
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01% / 23%	107	90,583	6,875
Finance lease obligations	Secured	US$	Fixed	10.75%	-	381	368
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	305,054	582,583
Current borrowings						846,119	911,120
Total borrowings						3,200,909	2,988,814

(i)    Includes an outstanding balance of Ps, 455, Ps. 840 and Ps. 1,289 with ERSA, IRSA CP and PAMSA, respectively, as of 09.30.15.

(ii)   Includes an outstanding balance of Ps, 21,714, Ps. 12,499 and Ps. 61,549 with ERSA, IRSA CP and PAMSA, respectively, as of 09.30.15.

(iii)   Includes an outstanding balance of Ps. 437 and Ps. 1,871 with ERSA and PAMSA, respectively, as of 06.30.15.

(iv)  Includes an outstanding balance of Ps. 21,048 and Ps. 90,212 with ERSA and PAMSA, respectively, as of 06.30.15.

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Book value of borrowings denominated in foreign currencies is detailed in Note 34.

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	September 30, 2015	June 30, 2015
CRESUD Class XIV NCN due 2018	301,962	291,247
CRESUD Class XVI NCN due 2018	1,029,847	993,220
CRESUD Class XVIII NCN due 2019	318,137	306,890
CRESUD Class XX NCN due 2017	171,733	165,614
CRESUD Class XXII NCN due 2019	215,022	-
Total	2,036,701	1,756,971

25

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Borrowings (Continued)

See description of Non-Convertible Notes issued by the Company for the three-month period ended as of September 30, 2015 in Note 25 to Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015.

21.          Taxation

The detail for the Company’s income tax is as follows:

	September 30, 2015	September 30, 2014
Deferred income tax	73,412	62,124
Income tax	73,412	62,124

The gross movements on the deferred income tax account were as follows:

	September 30, 2015	June 30, 2015
Beginning of the year	446,802	302,991
Balance incorporated by merger with Cactus	-	(399)
Reserve for changes in investment in subsidiaries	-	(50,359)
Charged to the income statement	73,412	194,569
End of the period / year	520,214	446,802

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	September 30, 2015	September 30, 2014
Tax calculated at the tax applicable tax rate in effect	127,947	64,445
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(52,465)	(1,150)
Tax on personal assets	(806)	(1,351)
Director´s fees	(1,189)	-
Others	(75)	180
Income tax expense	73,412	62,124

22.          Shareholders’ Equity

See description of movements on Shareholder’s equity in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015.

26

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.          Revenues

	September 30, 2015	September 30, 2014
Crops	199,756	237,307
Cattle	56,046	62,179
Dairy	17,503	17,467
Supplies	3,512	795
Leases and agricultural services	2,522	3,634
Total revenues	279,339	321,382

24.          Costs

	September 30, 2015	September 30, 2014
Crops	208,115	289,327
Cattle	76,029	82,240
Dairy	33,610	32,836
Leases and agricultural services	2,847	1,871
Supplies	2,604	-
Other costs	2,392	2,320
Total costs	325,597	408,594

27

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Expenses by nature

For the three-month period ended as of September 30, 2015:

	Costs
	Cost of sales and agricultural services	Cost of agriculture production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	185	89,308	-	-	47	89,540
Leases and expenses	12	355	4	659	21	1,051
Amortization and depreciation (i)	739	2,433	771	544	57	4,544
Doubtful accounts	-	-	-	-	64	64
Changes in biological assets and agricultural produce	195,261	-	-	-	-	195,261
Advertising, publicity and other selling expenses	-	-	-	-	219	219
Maintenance and repairs	1,047	4,460	247	1,073	118	6,945
Payroll and social security expenses (Note 26)	675	18,901	1,009	22,455	1,439	44,479
Fees and payments for services	30	667	17	2,285	114	3,113
Freights	15	3,384	38	12	23,350	26,799
Bank commissions and expenses	-	327	17	999	1,457	2,800
Travel expenses and stationery	37	2,592	152	592	38	3,411
Conditioning and clearance	-	-	-	-	9,572	9,572
Director’s fees	-	-	-	5,316	-	5,316
Taxes, rates and contributions	105	2,672	13	369	7,453	10,612
Export expenses	-	-	-	-	23,551	23,551
Others	-	-	124	7	-	131
Total expenses by nature	198,106	125,099	2,392	34,311	67,500	427,408

(i)   Includes Ps. 76 corresponding to shared services amortization.

28

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Expenses by nature (Continued)

For the three-month period ended as of September 30, 2014:

	Costs
	Cost of sales and agricultural services	Cost of agriculture production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	224	117,732	7	-	142	118,105
Leases and expenses	3	281	13	716	26	1,039
Amortization and depreciation (i)	502	1,643	741	398	49	3,333
Doubtful accounts	-	-	-	-	94	94
Changes in biological assets and agricultural produce	258,561	-	-	-	-	258,561
Advertising, publicity and other selling expenses	-	-	-	-	384	384
Maintenance and repairs	528	4,230	330	673	90	5,851
Payroll and social security expenses (Note 26)	506	14,259	656	14,128	1,161	30,710
Fees and payments for services	58	634	352	1,706	128	2,878
Freights	5	2,831	-	9	36,577	39,422
Bank commissions and expenses	-	161	-	890	1,582	2,633
Travel expenses and stationery	(18)	2,712	198	849	29	3,770
Conditioning and clearance	-	-	-	-	5,722	5,722
Director’s fees	-	-	-	4,014	-	4,014
Taxes, rates and contributions	63	1,359	23	1,294	8,491	11,230
Total expenses by nature	260,432	145,842	2,320	24,677	54,475	487,746

(i)   Includes Ps. 96 corresponding to shared services amortization.

29

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Employee costs

	September 30, 2015	September 30, 2014
Salaries, bonuses and social security costs	38,205	25,415
Other benefits and expenses	4,212	2,399
Share-based payments	1,191	2,971
Pension costs – defined contribution plan	871	(75)
	44,479	30,710

27.          Other operating results, net

	September 30, 2015	September 30, 2014
Administration fees	773	455
Gain from commodity derivative financial instruments	2,021	2,491
Gain from disposal of property, plant and equipment	-	87
Expenses related to transfers of property, plant and equipment to subsidiaries	-	(4,312)
Tax on shareholders’ personal assets	(2,305)	(3,859)
Donations	(84)	(164)
Project analysis and assessment	-	13
Contingencies	(61)	(618)
Transfer of consulting arrangement	-	10,627
Others	323	(37)
Total other operating results, net	667	4,683

30

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

28.  Financial results, net

	September 30, 2015	September 30, 2014
Finance income:
- Interest income	2,715	4,457
- Foreign exchange gains	3,791	6,128
Finance income	6,506	10,585

Finance costs:
- Interest expense	(76,167)	(44,878)
- Foreign exchange losses	(85,433)	(90,538)
- Other finance costs	(5,512)	(10,142)
Finance costs	(167,112)	(145,558)

Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	2,289	19,827
- Loss from derivative financial instruments (except commodities)	(5,702)	(29,144)
Total other finance results	(3,413)	(9,317)
Total financial results, net	(164,019)	(144,290)

29.          Share-based payments

See description of share-based payments in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015.

31

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions

See description of the main transactions conducted with related parties in Note 38 to the Consolidated Financial Statements as of September 30, 2015 and 2014.

The following is a summary of the balances with related parties as of September 30, 2015:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	17,889	-	-	-
	Share-based payments	-	9,136	-	-	-
	Non-convertible notes	17,256	-	-	-	-
	Leases	-	-	(558)	-	-
	Fees	-	20	-	-	-
	Sale of Puertas del Luján	-	-	(216)	-	-
	Reimbursement of expenses	-	4,286	-	-	-
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”)	Reimbursement of expenses	-	1,426	(3,098)	-	-
	Dividends receivables	-	48,926	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	114	-	-	-
	Sale of goods and/or services	-	7,446	(9)	-	-
Helmir S.A.	Financial operations	-	855	-	-	-
Ombú Agropecuaria S.A.	Administration fees	-	2,261	-	-	-
	Reimbursement of expenses	-	311	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	-	1,919	-	-	-
	Reimbursement of expenses	-	331	-	-	-
Yatay Agropecuaria S.A.	Administration fees	-	2,261	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	-	2,261	-	-	-

32

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Futuros y Opciones.Com S.A.	Brokerage	-	15,285	-	-	-
	Reimbursement of expenses	-	129	-	-	-
	Regional Table Gs Services	-	-	(35)	-	-
	Supplies purchase transactions	-	1,398	-	-	-
	Supplies sales transactions	-	89	-	-	-
	Administration fees	-	16	-	-	-
Total Subsidiaries		17,256	116,359	(3,916)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	297	-	-	-
Agro-Uranga S.A.	Dividends receivable	-	1,960	-	-	-
	Sale of goods and/or services	-	802	-	-	-
	Purchase of goods and/or services	-	-	(924)	-	-
Agrofy S.A.	Contributions to be paid in	-	-	(34)	-	-
Total Associates		-	3,059	(958)	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	-	5,960	-	-	-
	Share-based payments	-	18,581	-	-	-
	Non-convertible Notes	-	-	-	(12,499)	(840)
	Corporate services	-	38,562	-	-	-
	Leases	-	-	(1,121)	-	-
Nuevas Fronteras S.A.	Provision of services	-	-	(4)	-	-
Emprendimiento Recoleta S.A.	Non-convertible Notes	-	-	-	(21,714)	(455)
Panamerican Mall S.A.	Reimbursement of expenses	-	15	-	-	-
	Non-convertible Notes	-	-	-	(61,549)	(1,289)
FyO Trading S.A.	Reimbursement of expenses	-	1,758	-	-	-
	Purchase of goods and/or services	-	-	(223)	-	-
Fibesa S.A.	Reimbursement of expenses	-	24	(20)	-	-
Total Subsidiaries of the subsidiaries		-	64,900	(1,368)	(95,762)	(2,584)

Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-	-	-
Total Associates of the subsidiaries		-	2	-	-	-

33

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	-	(4)	-	-
Total Joint Ventures of the subsidiaries		-	-	(4)	-	-

Other Related parties
Consultores Asset Management S.A. (“CAMSA”)	Fees provision	-	-	(6,322)	-	-
	Reimbursement of expenses	-	635	(53)	-	-
Fundación IRSA	Reimbursement of expenses	-	4	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(304)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	62,096	-	-	-
	Dividends receivables	-	359	-	-	-
Austral Gold	Reimbursement of expenses	-	325	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	(39)	-	-
Other Related parties		-	63,419	(6,718)	-	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	39	-	-	-
	Director’s fees	-	-	(3,888)	-	-
Total Directors and Senior Management		-	39	(3,888)	-	-
		17,256	247,778	(16,852)	(95,762)	(2,584)

34

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA Inversiones y Representaciones S.A.
	Corporate services	-	17,428	-	-	-
	Leases	-	-	(1,160)	-	-
	Non-convertible notes	17,247	-	-	-	-
	Sale of Puertas del Luján	-	-	(216)	-	-
	Share-based payments	-	8,087	-	-	-
	Reimbursement of expenses	-	4,207	-	-	-
	Fees		12	-	-	-
Brasilagro	Dividends receivables	-	53,738	-	-	-
	Reimbursement of expenses	-	1,386	(2,844)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	59	-	-	-
	Sale of goods and/or services	-	31,520	(9)	-	-
	Financial operations	-	1,914	-	-	-
Helmir S.A.	Financial operations	-	6,728	-	-	-
Ombú Agropecuaria S.A.	Administration fees	-	2,047	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	-	1,919	-	-	-
	Reimbursement of expenses	-	326	-	-	-
Yatay Agropecuaria S.A.	Administration fees	-	2,047

35

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Yuchán Agropecuaria S.A.	Administration fees	-	2,047	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	20,184	-	-	-
	Reimbursement of expenses	-	125	-	-	-
	Regional Table Gs Services	-	-	(42)	-	-
	Sale of inputs operations	-	3,073	-	-	-
	MAT operations	-	-	(706)	-	-
	Administration fees	-	183	-	-	-
Total Subsidiaries		17,247	157,030	(4,977)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	297	-	-	-
Agro-Uranga S.A.	Purchase of goods and/or services	-	-	(810)	-	-
	Sale of goods and/or services	-	595	-	-	-
Total Associates		-	892	(810)	-	-

Subsidiaries of the subsidiaries
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	(14)	-	-
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	-	5,540	-	-	-
	Share-based payments	-	16,575	-	-	-
	Leases	-	-	(264)	-	-
	Corporate services	-	35,106	-	-	-
Emprendimiento Recoleta S.A.	Non-convertible Notes	-	-	-	(21,048)	(437)
Panamerican Mall S.A.	Reimbursement of expenses	-	40	-	-	-
	Non-convertible Notes	-	-	-	(90,212)	(1,871)
Fibesa S.A.	Reimbursement of expenses	-	4	-	-	-
Total Subsidiaries of the subsidiaries		-	57,265	(278)	(111,260)	(2,308)

36

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.       Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-	-	-
Banco Hipotecario	Reimbursement of expenses	-	-	(20)	-	-
Total Associates of the subsidiaries		-	2	(20)	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	-	(4)	-	-
Total Joint Ventures of the subsidiaries		-	-	(4)	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Fees provision	-	-	(6,743)	-	-
	Reimbursement of expenses	-	2,077	-	-	-
Fundación IRSA	Reimbursement of expenses	-	3	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(280)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	58,345	-	-	-
	Dividends receivables	-	359	-	-	-
Austral Gold	Reimbursement of expenses	-	328	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	(39)	-	-
Other Related parties		-	61,112	(7,062)	-	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	40	-	-	-
	Director's fees	-	-	(1,080)	-	-
Total Directors and Senior Management		-	40	(1,080)	-	-
		17,247	276,341	(14,231)	(111,260)	(2,308)

37

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2015:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(235)	-	-	-	7,112	-	960	-
Futuros y Opciones.Com S.A.	-	130	1,376	(2,298)	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	10,837	-	-	-	63	-
Helmir S.A.	-	-	-	-	-	-	238	-
Ombú Agropecuaria S.A.	-	214	-	-	-	-	-	-
Yuchán Agropecuaria S.A.	-	214	-	-	-	-	-	-
Yatay Agropecuaria S.A.	-	214	-	-	-	-	-	-
Total Subsidiaries	(235)	772	12,213	(2,298)	7,112	-	1,261	-

Associates
Agro-Uranga S.A.	-	-	849	-	-	-	-	-
Total Associates	-	-	849	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(898)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(2,538)	-
IRSA Propiedades Comerciales S.A.	(373)	-	-	-	18,316	-	(2,139)	-
Granos Olavarría S.A.	-	-	5,282	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(373)	-	5,282	-	18,316	-	(5,575)	-

38

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.       Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	-	(855)	-
Total Associates of the subsidiaries	-	-	-	-	-	-	(855)	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(310)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	1,585	-
Hamonet S.A.	(46)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(88)	-	-	-	-	-	-	-
Total Other Related parties	(134)	-	-	-	-	(310)	1,585	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(5,316)
Senior Management	-	-	-	-	-	-	-	(1,400)
Total Directors and Senior Management	-	-	-	-	-	-	-	(6,716)
	(742)	772	18,344	(2,298)	25,428	(310)	(3,584)	(6,716)

39

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.       Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2014:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(616)	-	-	7,609	-	2,305	-
BrasilAgro S.A.	-	-	-	-	-	11,343	-
Futuros y Opciones.Com S.A.	-	(71)	-	-	-	430	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	32,204	-	-	(72)	-
Helmir S.A.	-	-	-	-	-	458	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	2	-
Ombú Agropecuaria S.A.	-	128	-	-	-	-	-
Yuchán Agropecuaria S.A.	-	128	-	-	-	-	-
Yatay Agropecuaria S.A.	-	128		-	-	-	-
Total Subsidiaries	(616)	313	32,204	7,609	-	14,466	-

Associates
Agro-Uranga S.A.	-	-	2,107	-	-	-	-
Total Associates	-	-	2,107	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(320)	-
Panamerican Mall S.A.	-	-	-	-	-	(569)	-
IRSA Propiedades Comerciales S.A.	21	-	-	13,842	-	1,258	-
Total Subsidiaries of the subsidiaries	21	-	-	13,842	-	369	-

40

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(163)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	3,246	-
Hamonet S.A.	(41)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(79)	-	-	-	-	-	-
Total other Related parties	(120)	-	-	-	(163)	3,246	-

Directors and Senior Management
Directors	-	-	-	-	-	-	(4,014)
Senior Management	-	-	-	-	-	-	(1,640)
Total Directors and Senior Management	-	-	-	-	-	-	(5,654)
	(715)	313	34,311	21,451	(163)	18,081	(5,654)

41

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

31.          CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 19 - Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 25 - Expenses by nature

42

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.    Investments in subsidiaries, associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity
Subsidiaries

BrasilAgro	Shares	23,150,050	730,003	829,945	Rs. 11.2100	Agricultural	Brazil	875,381	115,289	1,818,222	39.76%
	Higher value		82,734	82,734
	Goodwill		6,273	7,752
	Intergroup transactions		(1,389)	(1,389)
			817,621	919,042
Doneldon S.A.	Shares	262,664,792	386,133	386,533	Not publicly	Agricultural	Uruguay	262,665	(7,651)	228,470	100.00%
	Intergroup transactions		(157,663)	(157,663)	traded
			228,470	228,870
Futuros y Opciones.Com S.A.	Shares	972,614	15,937	16,565	Not publicly	Brokerage	Argentina	1,632	(1,055)	26,743	59.59%
	Intergroup transactions		(225)	-	traded
			15,712	16,565

FyO Trading S.A.	Shares	4,832	3	2	Not publicly traded	Brokerage	Argentina	220	28	127	2.20%
			3	2

Helmir S.A.	Shares	548,347,685	220,026	205,416	Not publicly	Investment	Uruguay	90,624	14,723	250,494	100.00%
			(2,517)	(2,517)	traded
			217,509	202,899

Sociedad Anónima Carnes Pampeanas S.A.	Shares	64,808,660	12,647	(8,043)	Not publicly traded	Agroindustrial	Argentina	66,309	(14,902)	12,940	97.74%
			12,647	(8,043)

43

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.                Investments in subsidiaries, associates and joint ventures(Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

IRSA Inversiones y	Shares	369,842,681	1,434,341	1,592,615	23.500	Real Estate	Argentina	574,874	364,229	2,887,672	64.33%
Representaciones S.A.	Intergroup transactions		(222,120)	(222,120)
	Higher value		93,501	98,860
	Goodwill		14,331	14,331
			1,320,053	1,483,686
Total Subsidiaries			2,612,015	2,843,021

Associates
Granos Olavarría S.A.	Shares	264	208	208	Not publicly traded	Warehousing and	Argentina	512	1	9,445	2.20%
	Goodwill		15	15		Brokerage
			223	223

Agromanagers S.A.	Shares	981,029	1,764	1,996	Not publicly traded	Investment	Argentina	2,094	(497)	3,765	46.84%
	Goodwill		796	796
			2,560	2,792

Agrofy S.A.	Shares	45,230	(181)	-	Not publicly traded	Advertising	Argentina	100	(500)	400	45.23%
			(181)	-
Agrouranga S.A.	Shares	893,069	16,854	19,371	Not publicly traded	Agricultural	Argentina	8,512	(253)	47,180	35.72%
	Higher value		11,179	11,179
			28,033	30,550
Total Associates			30,635	33,565
Total investments in subsidiaries, associates and joint ventures as of 09.30.15			2,642,650
Total investments in associates and joint ventures as of 06.30.15				2,876,586

44

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.          Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 09.30.15	Total as of 09.30.14
Beginning of the period	405,842	337,327	-	743,169	562,784
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	28,969	-	-	28,969	29,689
Changes in the net realizable value of agricultural produce after harvest	-	(8,330)	-	(8,330)	(14,822)
Increase due to harvest	-	81,085		81,085	209,496
Purchases and classifications	188	105,213	-	105,401	85,752
Consume	(195)	(47,481)	-	(47,676)	(52,478)
Incorporated by merger	-	-	-	-	65
Expenses incurred	-	-	2,847	2,847	1,871
End of the period	(386,616)	(320,743)	-	(707,359)	(561,925)
Cost as of 09.30.15	48,188	147,071	2,847	198,106	-
Cost as of 09.30.14	54,206	204,355	1,871	-	260,432

45

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2015 and June 30, 2015 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Cash and cash equivalents
US Dollar	2,346	9.322	21,871	1,615	8.988	14,520
Brazilian Reais	0.74	2.700	2	-	-	-
Euro	4	10.404	47	5	10.005	46
Yenes	38	0.078	3	41	0.073	3
Total cash and cash equivalents			21,923			14,569

Trade and other receivables
US Dollar	2,466	9.322	22,989	1,377	8.988	12,373
Receivables with related parties:
US Dollar	6,780	9.422	63,878	7,239	9.088	65,784
Brazilian Reais	14,605	3.350	48,926	16,041	3.350	53,738
Total trade and other receivables			135,793			131,895

Investment in financial assets
Investments with related parties:
US Dollar	1,831	9.422	17,256	1,898	9.088	17,247
Total investment in financial assets			17,256			17,247

Derivative financial instruments
US Dollar	62	9.322	577	-	-	-
Total derivative financial instruments			577			-

Trade and other payables
US Dollar	3,492	9.422	32,898	3,410	9.088	30,991
Euros	0.38	10.539	4	0.39	10.140	4
Payables with related parties:
US Dollar	8	9.422	75	-	-	-
Brazilian Reais	1,016	3.050	3,098	849	3.350	2,844
Total trade and other payables			36,075			33,839

Derivative financial instruments
US Dollar	64	9.422	601	293	9.088	2,663
Total derivative financial instruments			601			2,663

Borrowings
US Dollar	232,250	9.422	2,188,259	210,403	9.088	1,912,138
Total borrowings			2,188,259			1,912,138

(1)  Exchange rate as of September 30, 2015 according to Banco Nación Argentina records.

(2)  Exchange rate as of June 30, 2015 according to Banco Nación Argentina records.

46

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 375, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.          Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 165,620 whose treatment is being considered by the Board of Directors and the respective Management.

47

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Subsequent events

See subsequent events in Note 42 to the Unaudited Condensed Interim Consolidated Financial Statements.

48

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.     Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.      Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.      Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		09.30.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	26,181	-	366,495	-	855	16	-	-	-	-	393,547
	Income tax credit and deferred income tax	-	-	572,149	6,019	-	-	-	-	-	-	-	578,168
	Total	-	26,181	572,149	372,514	-	855	16	-	-	-	-	971,715
Liabilities	Trade and other payables	-	3,269	-	147,323	-	-	-	305	305	179	-	151,381
	Borrowings	-	-	-	382,579	271,507	2,646	189,387	385,874	838,478	1,065,881	64,557	3,200,909
	Payroll and social security liabilities	-	-	-	19,818	9,422	-	10,167	-	-	-	-	39,407
	Provisions	-	1,780	2,093	-	-	-	-	-	-	-	-	3,873
	Total	-	5,049	2,093	549,720	280,929	2,646	199,554	386,179	838,783	1,066,060	64,557	3,395,570

49

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	257,754	135,793	393,547	-	-	-	257,754	135,793	393,547
	Income tax credit and deferred income tax	6,019	-	6,019	572,149	-	572,149	578,168	-	578,168
	Total	263,773	135,793	399,566	572,149	-	572,149	835,922	135,793	971,715
Liabilities	Trade and other payables	114,517	36,075	150,592	789	-	789	115,306	36,075	151,381
	Borrowings	828,132	17,987	846,119	196,939	2,157,851	2,354,790	1,025,071	2,175,838	3,200,909
	Payroll and social security liabilities	39,407	-	39,407	-	-	-	39,407	-	39,407
	Provisions	1,780	-	1,780	2,093	-	2,093	3,873	-	3,873
	Total	983,836	54,062	1,037,898	199,821	2,157,851	2,357,672	1,183,657	2,211,913	3,395,570

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2014 there are no receivable and liabilities subject to adjustment clause.

50

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	855	58,569	334,123	393,547	-	-	-	-	855	58,569	334,123	393,547
	Income tax credit and deferred income tax	-	-	6,019	6,019	-	-	572,149	572,149	-	-	578,168	578,168
	Total	855	58,569	340,142	399,566	-	-	572,149	572,149	855	58,569	912,291	971,715
Liabilities	Trade and other payables	-	-	150,592	150,592	-	-	789	789	-	-	151,381	151,381
	Borrowings	392,864	431,463	21,792	846,119	2,032,888	320,927	975	2,354,790	2,425,752	752,390	22,767	3,200,909
	Payroll and social security liabilities	-	-	39,407	39,407	-	-	-	-	-	-	39,407	39,407
	Provisions	-	-	1,780	1,780	-	-	2,093	2,093	-	-	3,873	3,873
	Total	392,864	431,463	213,571	1,037,898	2,032,888	320,927	3,857	2,357,672	2,425,752	752,390	217,428	3,395,570

51

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.         Companies under section 33 of law N° 19,550 and other related parties.

a.   Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	40.15%
Doneldon S.A.	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	64 .33% (2)
FyO Trading S.A.	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	97.74%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
Agrofy S.A	Argentina	Advertising	45.23%

(*)  All companies whose principal activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)   The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (BrasilAgro) considering that the Company exercises “de facto control” over it.

(2)   The effect of treasury shares as of September 30, 2015 was not considered.

b.   Related parties debit / credit balances under section 33 of law N° 19,550. See Note 30.

6.         Loans to directors.

See Note 30.

7.         Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.         Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2015 and 2014.

52

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

9.         Appraisal revaluation of property, plant and equipment.

None.

10.       Obsolete unused property, plant and equipment.

None.

11.       Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.       Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2015 and 2014.

13.       Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	343,264	478,170
Vehicles	Third parties, theft, fire and civil liability	17,546	5,884

14.       Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.       Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.     Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

53

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of September 30, 2015

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

17.       Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

54

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL

STATEMENTS

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 – 23° floor

Autonomous City Buenos Aires

Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the statement of financial position as of September 30, 2015, the statement of income and comprehensive income for the three-month period ended September 30, 2015, the statement of changes in shareholders’ equity and the statement of cash flows for the three -month period ended September 30, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL

STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income and comprehensive income and the separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)           the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)           we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards these matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL

STATEMENTS (Continued)

d)          at September 30, 2015, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 11,601,845 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2015

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Buenos Aires, November 11, 2015 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first three months of fiscal year 2016 ended September 30, 2015.

Highlights

For fiscal year 2016 we expect a moderate development of an “El Niño” season, with above-average rainfall rates. We have reduced the area to be planted in the region as a result of the sales made during fiscal year 2015, mainly Cremaq in Brazil and Fon Fon in Bolivia. In Argentina, given the current macroeconomic conditions and the industry’s profitability equation, we have slightly reduced the area leased to third parties.

As concerns land development and sale of farms, we are analyzing the size of the area to be developed during this season, whilst we expect to be able to consummate sales of farms that have reached optimum appreciation. Following our sale of 4 establishments in the region in 2015 with very good results, we made no sales of farmlands during the first quarter of this fiscal year.

Profit from operations from our subsidiary IRSA keeps reflecting the soundness of its business, mainly in its shopping center and office building segments. IRSA’s EBITDA grew 14.0% in the first quarter of 2016, reaching ARS 778.6 million.

Consolidated Results

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	1,624.4	1,523.5	6.6%
Costs	(1,194.6)	(1,243.2)	(3.9%)
Initial recognition and changes in the net realizable value of biological assets and agricultural products at the point of harvest	196.6	282.2	(30.3%)
Changes in the net realizable value of agricultural products after harvest	(8.9)	(22.0)	(59.4%)
Gross profit	617.5	540.5	14.2%
Gain from disposal of investment properties	383.6	316.8	21.1%
Gain from disposal of farmlands	-	-	-
General and administrative expenses	(194.5)	(139.4)	39.5%
Selling expenses	(146.5)	(122.5)	19.8%
Other profit from operations, net	10.7	1.0	-
Profit from operations	670.8	596.3	12.5%
Share of (loss) / profit of associates and joint ventures	(496.7)	(102.7)	383.5%
Profit from operations before financing and taxation	174.1	493.6	(64.7%)
Financial results, net	(446.9)	(340.8)	31.1%
(Loss)/ Profit before income tax	(272.8)	152.7	-
Income tax expense	(89.0)	(131.1)	(32.1%)
Net (Loss) / Income	(361.8)	21.7	-

Attributable to:
Cresud’s Shareholders	(292.2)	(122.0)	139.5%
Non-controlling interest	(69.6)	143.7	-

►      During this quarter our revenues were 6.6% higher than in the same period of the previous fiscal year. This was mainly due to a 20.9% increase in revenues from the urban segment, offset by a decrease of 12.9% in the agricultural segment.

1

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

►      Gross profit rose 14.2% during the first three months of fiscal year 2016, mainly due to a 22.4% increase in gross profit from the urban segment, offset to a lower extent by a reduction in gross profit from the agricultural segment.

►      Moreover, profit from operations grew 12.5%, mainly explained by the sales of office floors in Maipú 1300 and Intercontinental Plaza buildings by our subsidiary IRSA.

►      Despite the increase in profit from operations, we recorded a net loss of ARS 361.8 million, compared to net income for ARS 21.7 million in the same period of fiscal year 2015, mainly due to a decrease in the value of the financial asset held by our subsidiary IRSA, through the Dolphin fund, in its investment in IDB Development Corporation, which has changed its valuation method effective as of the quarter under review (for further information on the change in the method, see note 3 to IRSA Inversiones y Representaciones S.A.’s Financial Statements).

Description of Operations by Segment

	3M 2016			3M 2015			Variation
	Agri	Urban	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	679.9	721.0	1.400.9	780.2	596.3	1.376.5	(12.9%)	20.9%	1.8%
Costs	(778.2)	(180.8)	(959.0)	(927.5)	(155.0)	(1.082.4)	(16.1%)	16.6%	(11.4%)
Initial Recognition and Changes in the net realizable value of biological assets and agricultural products at the point of harvest	193.4	-	193.4	274.7	-	274.7	(29.6%)	-	(29.6%)
Changes in the net realizable value of agricultural products after harvest	(8.9)	-	(8.9)	(22.0)	-	(22.0)	(59.4%)	-	(59.4%)
Gross profit	86.1	540.3	626.3	105.4	441.3	546.7	(18.3%)	22.4%	14.6%
Gain from disposal of investment properties	-	383.6	383.6	-	316.8	316.8	-	21.1%	21.1%
Gain from disposal of farmlands	-	-	-	21.0	-	21.0	(100.0%)	-	(100.0%)
General and administrative expenses	(64.0)	(132.4)	(196.3)	(60.8)	(80.3)	(141.1)	5.1%	64.9%	39.1%
Selling expenses	(92.3)	(55.4)	(147.7)	(87.5)	(38.1)	(125.5)	5.5%	45.7%	17.7%
Other operating results, net	23.4	(12.9)	10.4	(2.2)	2.9	0.7	-	-	1370.4%
Profit / (loss) from operations	(46.8)	723.1	676.4	(24.2)	642.7	618.5	93.5%	12.5%	9.4%
Share of (loss) / profit of associates and joint ventures	(0.6)	(493.1)	(493.7)	(1.2)	(117.2)	(118.4)	(52.2%)	320.6%	317.0%
Segment Profit / (Loss)	(47.3)	230.1	182.7	(25.3)	525.4	500.1	86.8%	(56.2%)	(63.5%)

Our Portfolio

Our portfolio is composed of 289,746 hectares in operation and 513,886 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

2

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Breakdown of Hectares (*)

(Own and under Concession)

	Productive Lands		Land Reserves
	Agricultural	Beef Cattle / Milk	Under Development	Reserved	Total
Argentina	71,653	159,481(**)	3,042	324,438	558,613
Brazil	35,349	5,953	4,415	78,639	124,356
Bolivia	8,133	-	-	4,200	12,333
Paraguay	7,051	2,126	4,700	94,453	108,330
Total	122,186	167,560	12,157	501,729	803,632
* Includes Brazil at 100%, Cresca at 50%, Agrouranga at 35.723% and 132,000 hectares under concession. **Includes 85,000 hectares intended for sheep breeding.

Segment Income

Agricultural Segment:

I)      Development, Transformation and Sale of Farmlands

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that affects the global values of farmlands.

After the closing of fiscal year 2015, when we had sold 4 farms for ARS 814.3 million, we made no sales of farmlands during the first quarter of fiscal year 2016.

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	-	-
Costs	(2.4)	(2.7)	(10.3%)
Gross loss	(2.4)	(2.7)	(10.3%)
Gain from disposal of investment properties	-	-	-
Gain from disposal of farmlands	-	21.0	(100.0%)
Profit / (loss) from operations	(2.8)	12.0	-
Segment Profit / (Loss)	(2.8)	12.0	-

Area under Development (hectares)	Developed in 2014/2015	Projected for 2015/2016
Argentina	1,703	0
Brazil	7,475	4,414
Paraguay (1)	2,367	0
Total	11,545	4,414

(1) Includes the farms of Cresca S.A. at 100%.

3

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

►      During the past season we developed more than 11,000 hectares in the region. We expect to develop 4,414 additional hectares in Brazil during this season, while we are analyzing the size of the area to be developed in Argentina and Paraguay.

II)   Agricultural Production

II.a) Crops and Sugarcane

Crops

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	270.5	330.4	(18.1%)
Costs	(308.0)	(437.9)	(29.7%)
Initial Recognition and Changes in the net realizable value of biological assets and agricultural products at the point of harvest	97.7	161.1	(39.4%)
Changes in the net realizable value of agricultural products after harvest	(8.9)	(22.0)	(59.4%)
Gross profit	51.2	31.5	62.3%
General and administrative expenses	(36.7)	(38.9)	(5.6%)
Selling expenses	(62.8)	(50.6)	24.1%
Other operating results, net	21.7	(2.6)	-
Profit / (loss) from operations	(26.7)	(55.3)	51.8%
Share of loss of associates and joint ventures	(0.1)	(1.0)	(90.7%)
Segment Loss	(26.8)	(56.4)	52.5%

Sugarcane

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	101.6	100.2	1.5%
Costs	(143.2)	(151.2)	(5.3%)
Initial Recognition and Changes in the net realizable value of biological assets and agricultural products at the point of harvest	51.5	67.2	(23.4%)
Changes in the net realizable value of agricultural products after harvest	-	-	-
Gross profit / (loss)	9.9	16.2	(38.8%)
General and administrative expenses	(6.6)	(5.3)	23.0%
Selling expenses	(2.7)	(4.9)	43.7%
Other operating results, net	(0.1)	0.0	-
Profit / (loss) from operations	0.5	6.0	(91.1%)
Share of (loss) / profit of associates and joint ventures	-	-	-
Segment profit / (loss)	0.5	6.0	(91.1%)

Operations

Production Volume (1)	IQFY16	IQFY15	IQFY14	IQFY13	IQFY12
Corn	165.0	211.2	72.7	83.7	106.8
Soybean	0.3	0.8	1.0	0.3	2.2
Wheat	0.1	0.0	0.0	0.7	1.0
Sorghum	0.3	1.3	3.7	5.1	5.6
Sunflower	0.0	0.2	0.0	0.0	0.2
Other	3.0	1.7	0.5	1.7	22.5
Total Crops (thousands of tons)	168.6	215.2	77.8	91.4	138.2
Sugarcane (thousands of tons)	556.5	415.8	437.4	450.3	556.0

(1)Includes BrasilAgro, CRESCA at 50%. Excludes Agrouranga.

4

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Volume of	IQFY16			IQFY15			IQFY14			IQFY13			IQFY12
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	62.6	23.6	86.2	150.9	0.0	150.9	138.3	0.0	138.3	92.1	10.2	102.3	87.3	0.0	87.3
Soybean	41.3	8.6	49.9	36.7	14.2	50.9	49.9	3.0	52.8	22.2	5.5	27.7	41.5	2.1	43.6
Wheat	5.1	28.9	34.0	0.2	0.0	0.2	0.2	0.0	0.2	4.3	0.0	4.3	2.7	0.0	2.7
Sorghum	0.1	0.0	0.1	0.3	0.0	0.3	2.4	0.0	2.4	3.5	0.0	3.5	0.0	0.0	0.0
Sunflower	0.6	0.0	0.6	1.7	0.0	1.7	5.7	0.0	5.7	1.7	0.0	1.7	6.9	0.0	6.9
Other	1.1	0.0	1.1	0.0	0.0	0.0	5.4	0.0	5.4	5.2	0.0	5.2	13.0	0.0	13.0
Total Crops (thousands of tons)	110.7	61.1	171.8	189.9	14.2	204.1	202.0	3.0	204.9	128.9	15.7	144.6	151.4	2.1	153.5
Sugarcane (thousands of tons)	554.0	0.0	554.0	415.8	0.0	415.8	455.4	0.0	455.4	355.6	0.0	355.6	415.8	0.0	415.8

D.M.: Domestic market

F.M.: Foreign market

(1) Includes BrasilAgro, CRESCA at 50%. Excludes Agrouranga.

►      The Crops segment increased by ARS 29.6 million during the first three months of fiscal year 2016 as compared to the same period of the previous fiscal year, mainly due to:

•         an increase in income from sales, driven by lower sale costs, which offset the fall in revenues;

•         an increase in the net realizable value of agricultural products after harvest mainly originated in a greater drop in corn throughout the previous period;

•         an increase in gains from soybean hedging transactions; and

•         a drop in the Initial recognition and changes in the net realizable value of biological assets and agricultural products at the point of harvest, derived from lower results than expected upon seeding, mainly caused by lower corn prices.

►      The Sugarcane segment decreased by ARS 5.5 million in the first three months of fiscal year 2016 as compared to the same period of the previous fiscal year, mainly explained by:

•         lower production income in Brazil due to a smaller area, lower expected yield and higher costs;

•         a reduction in production income in Bolivia due to higher costs, offset by higher yields; and

•         higher income from sales net of selling expenses, represented mainly by Brazil, as a result of the 36.2% increase in volume sold and higher margin in Reais (R$).

Area in Operation - Crops (hectares)[1]	As of 9/30/15	As of 9/30/14	YoY Var
Own farms	108.906	129.361	(15.8%)
Leased farms	39.804	50.157	(20.6%)
Farms under concession	24.602	16.786	46.6%
Own farms leased to third parties	2.573	8.752	(70.6%)
Total Area Assigned to Crop Production	175.885	207.428	(15.2%)

1 Includes surface area under double cropping, all the farms in Argentina, Bolivia, Paraguay and Brazil, and AgroUranga (Subsidiary – 35.72%).

5

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

The area assigned to the crop segment decreased by 15.2% as compared to the same period of the previous fiscal year, reaching 175,885 hectares mainly due to the smaller area resulting from the sale of farms made in 2015 and smaller area leased to third parties.

II.b) Cattle and Dairy Production

During the first quarter of fiscal year 2016 we recorded mixed results in our cattle and dairy business in Argentina, reflecting the combined effect of higher beef production volumes, a slight decrease in milk production due to a smaller number of milking cows, and an increase in livestock prices, accompanied by a slight decrease in milk prices.

Production Volume (1)	IQFY16	IQFY15	IQFY14	IQFY13	IQFY12
Cattle herd (thousands of tons)	1.5	1.2	1.7	1.6	1.3
Milking cows (thousands of tons)	0.1	0.1	0.1	0.1	0.0
Beef cattle (thousands of tons)	1.6	1.3	1.8	1.7	1.3
Milk (millions of liters)	4.5	4.6	4.8	4.1	4.1

(1)Includes BrasilAgro, CRESCA  at 50%. Excludes Agro-Uranga S.A.

Volume of	IQFY16			IQFY15			IQFY14			IQFY13			IQFY12
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	D.M.	F.M.	Total	D.M.	F.M.	D.M.	F.M.	Total	D.M.	F.M.
Cattle herd	3.1	0.0	3.1	4.0	0.0	4.0	4.0	0.0	4.0	2.3	0.0	2.3	3.0	0.0	3.0
Milking cows	0.2	0.0	0.2	0.1	0.0	0.1	0.2	0.0	0.2	0.1	0.0	0.1	0.1	0.0	0.1
Beef cattle (thousands of tons)	3.3	0.0	3.3	4.1	0.0	4.2	4.2	0.0	4.2	2.4	0.0	2.4	3.1	0.0	3.1
Milk (millions of liters)	4.4	0.0	4.4	4.4	0.0	4.4	4.6	0.0	4.6	4.0	0.0	4.0	4.0	0.0	4.0

D.M.: Domestic market
F.M: Foreign market (1) Includes BrasilAgro, CRESCA at 50%. Excludes Agrouranga

Cattle

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	58.0	62.3	(6.9%)
Costs	(78.7)	(82.7)	(4.9%)
Initial Recognition and Changes in the value of biological assets and agricultural products	28.2	29.2	(3.2%)
Changes in the net realizable value of agricultural products	-	0.0	-
Gross profit	7.6	8.8	(13.5%)
Profit from operations	(7.9)	(6.4)	22.2%
Segment Profit	(7.9)	(6.4)	22.2%

6

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

►      Gross profit from the Cattle segment for the first three months of fiscal year 2016 decreased by ARS 1.2 million compared to the same period of 2015, explained mainly by:

►      Higher income from sales of ARS 2.4 million mainly due to the significant 21.7% increase in livestock prices;

►      An increase in production income of ARS 1.2 million, largely reflecting an increase of 34.5% in kilograms produced; and

►      Lower holding results of ARS 4.8 million derived from lower average livestock prices than in the same quarter of the previous fiscal year.

Area in Operation – Beef Cattle (hectares)	As of 9/30/15	As of 9/30/14	YoY Var
Own farms	73,007	76,977	(5.2%)
Leased farms	12,635	13,501	(6.4%)
Farms under concession	820	869	(5.6%)
Own farms leased to third parties	5,953	5,078	(17.2%)
Total Area Assigned to Beef Cattle Production	92,415	96,425	(4.2%)

►      We decreased by 4.2% the area of farms assigned to cattle production, mainly as a result of a reduction in the operation of own farms, leased farms and farms under concession.

Stock of Cattle Herds	As of 9/30/15	As of 9/30/14	YoY Var
Breeding stock	55,278	53,646	3.0%
Winter grazing stock	8,140	6,157	32.2%
Milk farm stock	5,438	6,378	(14.7%)
Total Stock (heads)	68,856	66,181	4.0%

Dairy

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	17.5	17.5	0.2%
Costs	(33.6)	(32.8)	2.4%
Changes in the net realizable value of biological assets and agricultural products	16.0	17.2	(7.0%)
Gross profit	(0.1)	1.8	-
Profit / (loss) from operations	(2.8)	(0.4)	605.9%
Segment Profit / (Loss)	(2.8)	(0.4)	605.9%

Milk Production	IQ 2016	IQ 2015	YoY Var
Daily average milking cows (heads)	1,996	2,208	(9.6%)
Milk Production / Milking Cow / Day (liters)	24.72	22.19	11.4%

►      Revenues from this segment remained constant. There was a drop in milk prices that was offset by an increase in the sale of milking cows. On the other hand, costs for the sale of milk decreased proportionally to milk revenues, whereas costs related to livestock were significantly higher, resulting in a lower sales margin.

7

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

►      In turn, milk production income decreased due to a drop in prices and lower volume sold as a result of a smaller amount of milking cows, thus explaining the decrease of ARS 1.9 million in gross profit from the Dairy segment for the first three months of fiscal year 2016 compared to the same period of 2015.

Area in Operation – Dairy (hectares)	As of 9/30/15	As of 9/30/14	YoY Var
Own farms	2,780	2,864	-2.9%

►      We perform our milking business in El Tigre farm. There was a 2.9% change in the area assigned to milking cows.

III: Other Segments

Under “Other” we report the results from Leases and Agricultural Services, Agro-industrial Activities and our investment in FyO.

Leases and Agricultural Services

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	11.6	14.1	(17.8%)
Costs	(4.8)	(5.2)	(8.2%)
Gross profit	6.8	8.9	(23.4%)
Profit from operations	5.6	8.1	(30.6%)
Segment Profit	5.6	8.1	(30.6%)

►      The Leases and Agricultural Services segment decreased by ARS 2.5 million, mainly due to lower income from leases as a result of the failure to renew the agreements of the San Pedro and La Suiza farms during this season and the decrease in irrigation income caused by higher fixed costs (mainly water, electricity and equipment depreciation).

Agro-industrial Activities

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	189.9	215.9	(12.0%)
Costs	(180.9)	(188.8)	(4.2%)
Gross profit / (loss)	9.1	27.1	(66.6%)
Loss from operations	(12.1)	2.0	-
Segment Loss	(12.1)	2.0	-

►      The Agro-industrial segment decreased by ARS 14 million mainly due to a fall in sales to the foreign market, offset by lower selling expenses due to lower operating volumes.

8

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

FyO

In ARS MM	IQ 2016	IQ 2015	YoY Var
Revenues	30.7	39.8	(22.7%)
Costs	(26.7)	(26.1)	2.5%
Changes in the net realizable value of biological assets and agricultural products	-	-	-
Gross profit	4.0	13.7	(70.8%)
Management fees	-	-	-
Loss from operations	(0.7)	9.9	-
Segment Loss	(1.2)	9.8	-

►      There has been a reduction of ARS 10.9 million in this segment, mainly due to lower sales of inputs.

9

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Urban Segment:

Urban Properties and Investments through our subsidiary IRSA (Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2015, our equity interest in IRSA was 64.30% over stock capital (64.73% considering repurchased treasury stock).

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:

►      The acquisition, development and operation of shopping centers and offices, through its interest of 95.90% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 15 shopping centers and 6 office buildings totaling 414,000 sqm of Gross Leaseable Area (334,055 in shopping centers and 79,945 in offices).

►      The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►      The acquisition and operation of luxury hotels.

►      Selective investments outside Argentina.

►      Financial investments, including IRSA’s current 29.99% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of September 30, 2015:

	IQ 16	IQ 15	YoY Var
Revenues from sales, leases and services	713.5	588.6	21.2%
Profit from operations	724.0	640.1	13.1%
Depreciation and amortization	54.6	42.8	27.6%
EBITDA *	778.6	682.9	14.0%
Net loss	(316.0)	135.8	-

*It coincides with the Income Statement contained in the Financial Statements (does not include interest in joint ventures)

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

10

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Financial Indebtedness and Other

As of September 30, 2015, Cresud had a total net indebtedness equivalent to USD 811.1 million, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	34.3	Variable	< 30 days
Short term bank loan	ARS	8.8	Variable	8-Jan-16
Banco Ciudad loan	USD	13.7	Libor 180 days + 300 bps; floor: 6%	18-Jan-22
Banco de la Pampa loan	ARS	1.4	variable [10.5% ; 14.5%]	3-Aug-17
Cresud 2018 Series XIV Notes	USD	32.0	1.50%	22-May-18
Cresud 2015 Series XV Notes	ARS	6.2	Badlar + 399 bps	18-Nov-15
Cresud 2018 Series XVI Notes	USD	109.1	1.50%	19-Nov-18
Cresud 2016 Series XVII Notes	ARS	18.2	Badlar +250 bps	14-Mar-16
Cresud 2019 Series XVIII Notes	USD	33.7	4.00%	12-Sep-19
Cresud 2016 Series XIX Notes	ARS	19.9	27.5% / Badlar + 350 bps	13-Sep-16
Cresud 2017 Series XX Notes (3)	USD	18.2	2.50%	13-Mar-17
Cresud 2017 Series XXI Notes	ARS	20.4	27.5% / Badlar + 375 bps	12-Aug-17
Cresud 2019 Series XXII Notes	USD	22.7	4.00%	13-Mar-17
Communication 5319 Loan	ARS	0.7	15.01%	5-Dec-15
FyO Communication 5449 Mortgage Loan	ARS	0.1	15.25%	28-Dec-16
Bolivia loan	BOB	0.8	Variable	30-Jun-17
Cresud’s Total Debt		340.2
IRSA 2017 Series I Notes	USD	150.0	8.50%	2-Feb-17
IRSA 2020 Series II Notes (4)	USD	150.0	11.50%	20-Jul-20
Series VI Notes	ARS	1.1	Badlar + 450 bps	27-Feb-17
Bank overdrafts	ARS	72.2	Variable	< 180 days
Short term bank loan	ARS	10.6	23.00%	30-Dec-15
Loan agreements	USD	4.2	Variable	25-Jun-16
HASA 5380 Mortgage Loan	ARS	0.3	15.25%	29-Dec-16
Llao Llao 5380 Mortgage Loan	ARS	0.3	15.25%	29-Dec-16
Nuevas Fronteras 5600 Mortgage Loan	ARS	0.7	Variable	29-Dec-17
IRSA’s Total Debt		389.5
APSA 2017 Series I Notes (2)	USD	120.0	7.88%	11-May-17
Short term debt	ARS	21.5	Variable	< 30 days
Short term bank loan	ARS	15.4	23.00%	30-Sep-16
Syndicated loan – Arcos	ARS	1.4	15.01%	16-Nov-15
Communication 5319 Loan	ARS	0.3	15.01%	12-Dec-15
IRSA CP Series I Notes ARS	ARS	43.2	26.5% / Badlar + 400 bps	20-Mar-17
Syndicated Loan - Neuquen	ARS	3.9	15.25%	14-Jun-16
CAPEX 5380 Loan	ARS	0.4	15.25%	23-Dec-16
NPSF 5449 Mortgage Loan	ARS	0.7	15.25%	29-Dec-16
CAPEX 5600 Loan	ARS	1.1	26.50%	2-Jan-18
Debt for asset purchase	USD	246.4	8.50%	20-Jul-20
IRCP’s Total Debt		454.2

Brasilagro’s Total Debt		13.9
Consolidated Cash		109.7
Repurchased debt		30.6
Consolidated Net Debt		811.1
(1) Principal amount in USD (million) at an exchange rate of 9.4222 ARS = 6.96 BOB =3.977 BRL =1 USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) As of September 30, 2015, the Company had repurchased a principal amount of USD 5.7 million.
(3) As of September 30, 2015, the Company had repurchased a principal amount of USD 10.1 million.
(4) As of September 30, 2015, the Company had repurchased a principal amount of USD 14.8 million.

11

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Comparative Summary Consolidated Balance Sheet Data

In thousands of ARS	Sept-15	Sept-14	Sept-13	Sept-12
Current assets	4,669,797	4,124,710	2,804,629	2,059,918
Non-current assets	11,067,271	11,021,685	9,863,796	8,525,901
Total assets	15,737,068	15,146,395	12,668,425	10,585,819
Current liabilities	4,096,398	3,806,685	2,912,519	2,080,535
Non-current liabilities	7,831,660	6,921,354	4,978,421	3,766,509
Total liabilities	11,928,058	10,728,039	7,890,940	5,847,044
Third party interest (or minority interest)	2,258,916	2,593,976	2,310,410	2,170,006
Shareholders’ equity	3,809,010	4,418,356	4,777,485	4,738,775
Total liabilities plus third party interests (or minority interest) plus Shareholders’ Equity	15,737,068	15,146,395	12,668,425	10,585,819

Comparative Summary Consolidated Income Statement Data

In thousands of ARS	1QFY2016	1QFY2015	1QFY2014	1QFY2013
Gross profit	617,462	531,816	358,494	321,148
Profit from Operations	670,782	596,293	161,649	176,490
(Loss) / income from interests in associates and joint ventures	(496,669)	(102,728)	38,366	15,746
Income before financing and taxation	174,113	493,565	200,015	192,236
Net financial results	(446,866)	(340,818)	(334,412)	(168,532)
Profit / (Loss) before income tax	(272,753)	152,747	(134,397)	23,704
Income Tax	(89,007)	(131,082)	45,382	(15,703)
Net (Loss) / Income	(361,760)	21,665	(89,015)	8,001
Controlling company’s shareholders	(292,151)	(122,005)	(97,849)	(16,518)
Non-controlling interest	(69,609)	143,670	8,834	24,519

Net (Loss) / Income	(361,760)	21,665	(89,015)	8,001
Other comprehensive (loss) /income for the period (1)	(320,285)	(53,958)	143,301	51,034
Total comprehensive (loss) /income for the period	(682,045)	(32,293)	54,286	59,035
Controlling company’s shareholders	(405,297)	(130,380)	(26,259)	5,979
Non-controlling interest	(276,748)	98,087	80,545	53,056
(1) Corresponds to translation differences

12

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Comparative Summary Consolidated Cash Flow Statement Data

In thousands of ARS	1QFY2016	1QFY2015	1QFY2014	1QFY2013
Net cash generated by / (used in) operating activities	412,260	326,790	371,811	390,897
Net cash generated by / (used in) investing activities	(32,317)	1,151,925	(522,036)	(200,164)
Net cash generated by / (used in) financing activities	123,095	(1,018,374)	(303,099)	(247,992)
Total cash generated by or used during the year / period	435,995	460,341	(453,324)	(57,259)

Ratios

In thousands of ARS	Sept-15	Sept-14	Sept-13	Sept-12
Liquidity (1)	1.14	1.08	0.96	0.99
Solvency (2)	0.32	0.41	0.61	0.81
Restricted assets (3)	0.70	0.73	0.78	0.81
Profitability (only annual) (4)	(9.5%)	0.5%	(1.9%)	0.2%
(1)Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets
(4) Net income / (Loss) (excluding other Comprehensive Profit / (Loss)) / Total Average Shareholders’ Equity

13

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Material Events Occurred during the Period and Subsequent Events

Issue of Series XXI and XXII Notes

Series XXI

Issue Date: August 12, 2015

Principal Amount: ARS 192,233,000

Issue Price: 100% at face value

Mixed Interest Rate: Fixed rate during the first 9 months and floating rate during the 9 remaining months, calculated based on the BADLAR Rate plus 375 basis points.

Fixed Rate: 27.5%

Stated Maturity Date: February 13, 2017

Interest Payment Dates: Every three months

Principal Payment Date: February 13, 2017

Series XXII

Issue Date: August 12, 2015

Principal Amount: US$22,699,363

Initial Exchange Rate Applicable: ARS 9.2037 per U.S. Dollar.

Issue Price: 97.65% of face value

IRR: 4.75%

Fixed Interest Rate: 4.00%

Stated Maturity Date: August 12, 2019

Interest Payment Dates: Every three months

Principal Payment Date: April 12, 2019 and August 12, 2019

Shareholders’ Meeting dated October 30, 2015

On October 30, 2015, the General Ordinary and Extraordinary Shareholders’ Meeting was held, which resolved, inter alia:

-       The increase in the Program’s maximum outstanding principal amount of up to US$ 300,000,000 (Three Hundred Million U.S. Dollars) by an additional amount of up to US$ 200,000,000 (Two Hundred Million U.S. Dollars).

14

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Moreover, it has been resolved to adjourn the meeting until November 26, 2015 at 5:00 p.m., outside the registered, office, at BolÃvar 108, First Floor, City of Buenos Aires in order to deal with the following matters at such reconvened meeting:

Ã˜  Allocation of income for the fiscal year ended June 30, 2015 and payment of a cash dividend for up to ARS 88.1 million.

Ã˜  Allocation of treasury shares.

Dividend from our subsidiary Brasilagro

At the Ordinary General Shareholders’ Meeting held on October 28, 2015, our subsidiary Brasilagro declared dividends for BRL 80.7 million (BRL 1.3977 per share) which shall be made available to the shareholders on November 13, 2015.

15

Cresud S.A.C.I.F. y A.

Summary as of September 30, 2015

Prospects for the next fiscal year

For fiscal year 2016 we expect a moderate development of an “El Niño” season, with above-average rainfall rates. In Argentina, given the current macroeconomic conditions and the industry’s profitability equation, we have adopted a conservative planting strategy in our farms in the northern region of Argentina, but we are ready to react to an improvement in profitability conditions. Moreover, we have slightly decreased the area leased to third parties. In Brazil we expect a good 2016 season mainly due to the depreciation of the Brazilian currency vis-à-vis the dollar observed in the last months. In Bolivia and Paraguay we do not forecast any material changes.

In Argentina, we expect sustained prices for beef cattle and slightly rising, albeit constrained, costs. We will efficiently work towards reaching the highest operating margins possible. In the case of our “El Tigre” dairy facility, where we have consolidated all our milk production, over the past months we adopted a strategy consisting in the selective sale of milking cows, completed in September past, and keeping the more productive herd. In connection with our meat packing plant, which we hold through our interest in Carnes Pampeanas, we will continue working towards optimizing margins, in hope that market conditions become more favorable and the segment regains profitability.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil at a slower pace than in previous years due to the high development costs and production profitability conditions. We remain watchful of purchase and sale opportunities that may arise and we will continue to dispose of those farms that have reached their highest degree of appreciation.

During the 2016 season, we will keep on rolling out our business model, whilst continuing to analyze opportunities in other countries of the region with the objective to put together a regional portfolio with major development and appreciation potential. We expect to be able to recover the profitability levels recorded in the past years, even in a depressed commodity price scenario.

Agribusiness offers very interesting long-term prospects. We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market, much more so considering that our main task is to produce food for a growing and demanding world population.

16

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 23, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets